Submitted on a confidential basis on December 15, 2014

CONFIDENTIAL TREATMENT REQUESTED

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tankships Investment Holdings Inc.

(Exact name of registrant as specified in its charter)

Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tankships Investment Holdings Inc. 109 Kifisias Avenue and Sina Street 151 24 Marousi Athens, Greece 011-30-210-809-0570	Seward & Kissel LLP Attention: Gary J Wolfe, Esq. Edward S. Horton, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	Joshua Wechsler, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000 (telephone number) (212) 859-4000 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common Shares, $0.01 par value per share	$	$

(1)	Includes common shares that may be sold pursuant to exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                      , 2015

PRELIMINARY PROSPECTUS

             Common Shares

TANKSHIPS INVESTMENT HOLDINGS INC.

This is our initial public offering and no public market currently exists for our common shares. We anticipate that the initial public offering price will be between $         and $         per share. We are offering             of our common shares and DryShips Inc., or DryShips, or the Selling Shareholder, is offering             of our common shares. We will not receive any proceeds from the sale of our common shares by the Selling Shareholder.

We intend to apply to list our common shares on the NASDAQ Global Select Market under the symbol “TNKS.”

We are an “emerging growth company” and are eligible for reduced reporting requirements. See “Summary – Implications of Being an Emerging Growth Company.”

Investing in our common shares involves risks. Please read “Risk Factors” beginning on page 15.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the Selling Shareholder	$	$

(1)	To the extent the underwriters sell more than common shares, the underwriters have the option to purchase up to an additional common shares from the Selling Shareholder at the initial public offering price less the underwriting discounts. See “Underwriting” for additional information regarding total underwriter compensation.

The underwriters expect to deliver the common shares against payment in New York on                     , 2015.

DNB Markets

Prospectus dated                     , 2015

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we, the Selling Shareholder nor the underwriters have authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither we nor the Selling Shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission, or the SEC, is effective. Neither we, the Selling Shareholder nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

Neither we nor the Selling Shareholder have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Until                     , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus before making an investment in our common shares. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters’ option to purchase additional common shares is not exercised.

Unless otherwise indicated, references to “Tankships,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, Tankships Investment Holdings Inc., and its subsidiaries, except where the context otherwise requires. References to our “Manager” refer to TMS Tankers Ltd., which provides our vessels with commercial and technical management services. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels.

Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this prospectus are to the lawful currency of the United States of America.

OUR COMPANY

We are an international shipping company providing worldwide seaborne transportation of crude oil petroleum. We are incorporated in the Republic of the Marshall Islands and prior to this offering we were a wholly-owned subsidiary of DryShips Inc., or DryShips or the Selling Shareholder, an international provider of ocean transportation services for drybulk cargoes and, through its majority ownership of Ocean Rig UDW Inc., offshore drilling services. Our current fleet consists of 10 crude oil tankers, comprised of four Suezmax tankers and six Aframax tankers having an aggregate deadweight tonnage of over 1.3 million and an average age of approximately 2.5 years, which we refer to as our Existing Fleet. We will also enter into agreements conditioned upon the completion of this offering with one entity related to our Chairman, President and Chief Executive Officer, Mr. George Economou, and with two entities each beneficially owned by a former wife of Mr. Economou, to acquire three additional crude oil tankers, which we refer to as our Acquisition Fleet. The tankers in the Acquisition Fleet are considered by the shipping industry as eco-ships. Eco-ships have an optimized hull form and lower speed fuel efficient engine, which is aimed at reducing fuel consumption. We expect to take delivery of the vessels in our Acquisition Fleet between March 1, 2015 and April 30, 2015. We intend to finance the purchase of our Acquisition Fleet with a portion of the net proceeds of this offering, newly issued common shares and proceeds from our New Credit Facility described below. We refer to our Existing Fleet and our Acquisition Fleet collectively as our Combined Fleet.

In addition, pursuant to an omnibus agreement that we will enter into with Mr. Economou at or prior to the closing of this offering, the Omnibus Agreement, Mr. Economou will grant us the option to purchase any tanker currently owned or acquired through the second anniversary of this offering, by Mr. Economou or entities controlled by him, collectively the Related Entities, at the market value of the tanker at the time we exercise our purchase option. We refer to these vessels as our Optional Fleet. The market value of the tankers in the Optional Fleet will be calculated based on the average valuations of two independent brokers, and if the difference in valuation is more than 10%, then the price will be determined based on one valuation from a third independent broker. In addition, Mr. Economou, on behalf of himself and the Related Entities, have granted us a right of first refusal to purchase any tanker in the Optional Fleet that Mr. Economou or any of the Related Entities, proposes to sell to a third party on the same or substantially similar terms.

We are purchasing the three vessels in our Acquisition Fleet from three separate sellers. The first seller is beneficially owned by Mr. George Economou, who will serve as our Chairman, President and Chief Executive Officer upon the consummation of this offering. The sellers of the second and third vessels in the Acquisition Fleet are beneficially owned, respectively, by Mr. Economou’s former wives. The terms of the purchase of these three vessels are set forth in separate memoranda of agreements, or MOAs. These MOAs must be approved by our board of directors and by the independent members of the board of directors of DryShips. Under the MOAs, the purchase price of the three vessels is $209.0 million, in the aggregate of which $115.7 million will be payable in cash and $93.3 million will be payable in our common shares, calculated at the price of our common shares to the public in this offering. We and the board of directors of DryShips will receive a broker’s appraisal that the purchase prices for each of the three vessels under the MOAs are at fair market value.

We expect to enter into a new senior secured credit facility with              in the amount of approximately $400 million, the proceeds of which will be used to fully refinance the existing bank debt of our Existing Fleet, as well as to partially finance the acquisition costs of the Acquisition Fleet. We refer to this as our New Credit Facility.

OUR COMBINED FLEET

The following table summarizes key information about our Combined Fleet as of the date of this prospectus:

Name of Vessel	DWT	Type	Year Built	Ship Yard	Gross Rate / Day
Existing Fleet
Bordeira	158,513	Suezmax	2013	Samsung	Spot
Petalidi	158,532	Suezmax	2012	Samsung	Spot
Lipari	158,425	Suezmax	2012	Samsung	Spot
Vilamoura	158,622	Suezmax	2011	Samsung	Spot
Alicante	115,708	Aframax	2013	Samsung	Spot
Mareta	115,796	Aframax	2013	Samsung	Spot
Calida	115,812	Aframax	2012	Samsung	Spot
Saga	115,738	Aframax	2011	Samsung	Spot
Daytona	115,896	Aframax	2011	Samsung	Spot
Belmar	115,904	Aframax	2011	Samsung	Spot
Acquisition Fleet
Nantucket	157,022	Suezmax	2014	Jiangsu Rongsheng Heavy Industries Co. Ltd.	Spot
Tahiti	157,022	Suezmax	2014	Jiangsu Rongsheng Heavy Industries Co. Ltd.	Spot
Hull 1151	157,022	Suezmax	2015	Jiangsu Rongsheng Heavy Industries Co. Ltd.	Spot

OUR OPTIONAL FLEET

The following table summarizes key information about our Optional Fleet as of the date of this prospectus. We have not yet exercised our option for, or secured any financing, in connection with the vessels contained within.

Name of Vessel	Type	DWT	Year Built	Ship Yard	Employment	Crude	DPP	CPP	Ice Class 1A
Agrari	Aframax	107,009	2009	SWS[1]	Spot	*	*
Botafogo	Aframax	106,892	2010	SWS	Spot	*	*	*
Myrtos	Aframax	106,892	2009	SWS	Spot	*	*	*
Scorpio	Aframax	107,157	2009	SWS	Spot	*	*
Mindoro	Aframax	106,741	2009	SWS	Spot	*	*	*
Saetta	Aframax	107,023	2009	SWS	Spot	*	*	*
Sarasota	Aframax	106,850	2008	SWS	Spot	*	*	*
Venice	Aframax	109,637	2004	Dalian[2]	Spot	*	*	*
Montego	Aframax	108,402	2006	HHI[3]	Spot	*	*		*
Bonita	Aframax	108,386	2006	HHI	Spot	*	*		*
Monterey	Aframax	105,009	2007	SWS	Spot	*	*
Carmel	Aframax	104,955	2006	SWS	Spot	*	*
Corossol	Aframax	106,898	2010	SWS	Spot	*	*	*
Zuma	Aframax	105,189	2005	SWS	Spot	*	*
Lovina	Aframax	105,046	2005	SWS	Spot	*	*
Solana	VLCC	296,681	2010	Jiangnan[4]	Spot	*	*
Desimi	VLCC	296,865	2011	Jiangnan	Spot	*	*

[1]	Shanghai Waigaoqiao Shipbuilding Co.
[2]	Dalian New Shipbuilding
[3]	Hyundai Heavy Industries
[4]	Jiangnan Shipbuilding (Group) Co., Ltd.

COMPETITIVE STRENGTHS

We believe that we possess a number of competitive strengths that should enable us to maximize profit and capitalize on growth opportunities in the Aframax and Suezmax tanker sector, including:

•	Operation of a fleet of modern, high specification tankers. Our Combined Fleet of 13 modern crude oil tankers, including the three vessels in our Acquisition Fleet, which we plan to acquire after the completion of this offering, consists of six Aframax tankers, all built at Samsung Heavy Industries, or SHI, in Korea and seven Suezmax tankers, four built at SHI and three built at Jiangsu Rongsheng Heavy Industries Co. Ltd., in China. Our Combined Fleet will have a combined deadweight tonnage of over 1.8 million dwt and an average age of approximately 2.1 years, which is younger than the average age of approximately 9.5 years for the world crude oil tanker fleet. We believe that operating a fleet of modern, high specification and well-maintained tankers reduces off-hire time for maintenance, operating and dry docking costs, increases utilization and provides reliable transportation services to our customers.

•

Built in opportunity for growth. In addition to our Combined Fleet of 13 vessels that we either own or have contracted to acquire, we will have the right to purchase the tankers in the Optional Fleet. We believe that expanding the size of our fleet, including an additional 17 modern tankers, will allow us to further enhance our market presence in this sector and our attractiveness to potential charterers and other customers, including major oil companies, oil traders and refineries. However, we can make no assurances regarding our ability to successfully acquire these tankers in the Optional Fleet or our ability to grow our business as a result of any such acquisition. As of the date of this prospectus, we have not exercised our option to purchase any tankers in the Optional Fleet, nor have we secured any financing in connection with the potential acquisition of any tankers in the Optional Fleet or any other vessels outside of our Combined Fleet of 13 vessels.

•	Conservative leverage. We believe that our relatively conservative capital structure and low leverage provides us with flexibility for future growth. After giving effect to this offering, we expect to have debt of approximately $ million, or net debt to total capital of %. Our relatively low leverage should enable us to operate with lower breakeven rate levels and allow us to operate in the spot market, positioning us to benefit from a recovery in crude oil tanker rates.

•	Longstanding and established relationships with national oil companies and oil majors. We believe that our Manager’s reputation within the shipping industry and relationship with many of the world’s leading oil companies and commodity traders provide us with numerous benefits that are key to our long-term growth and success. Our Manager’s strong track record of high quality and efficient operations has allowed us to successfully satisfy the operational, safety, environmental and technical vetting criteria of many of the world’s major national oil companies, which are fully or majority owned by national governments, and oil majors, including among others, Shell Oil Company, ExxonMobil, Chevron Corporation, BP PLC, Total, ConocoPhillips. Our vessels have also been approved by, and perform charters, for large oil traders such as Trafigura Beheer BV and Vitol Group, among others.

•	Experienced management team. Mr. George Economou, who will serve as our Chairman, President and Chief Executive Officer upon the consummation of this offering, started his career in shipping following graduation from the Massachusetts Institute of Technology with degrees in Naval Architecture and Marine Engineering and Shipping and Shipbuilding Management. Since entering the shipping business in 1976, Mr. Economou has founded and managed various companies, including DryShips, a publicly listed drybulk company, Ocean Rig UDW Inc., a publicly listed offshore drilling company as well as, among others, our Manager. Mr. Anthony Kandylidis who will serve as our Executive Vice President upon the consummation of this offering and Mr. Ziad Nakhleh, who will serve as our Chief Financial Officer upon the consummation of this offering, each have more than 10 years of experience in the management and financial operations of shipping companies. We believe that our management team’s reputation and track record in building shipping fleets should provide us with access to attractive acquisition, chartering and vessel financing opportunities.

•	Demonstrated access to financing. Companies controlled or managed by our Chairman, President and Chief Executive Officer, Mr. George Economou, have raised over $6.0 billion of debt financing since 2012. We intend to leverage our management team’s existing relations with financial institutions and experience in procuring debt financing to maximize our ability to capture future market opportunities and make further acquisitions. Upon the completion of this offering we will have $ million of outstanding borrowings under our New Credit Facility. However, we cannot assure you that we will be able to access financing in the future on acceptable terms or at all.

STRATEGIES

We combine a number of features that we believe distinguish us from other crude oil tanker shipping companies. The key elements of our business strategy are:

•

Expand our fleet through accretive acquisitions. We intend to grow our fleet through timely and selective acquisitions of additional secondhand modern tankers at attractive prices, including the Optional Fleet. When evaluating acquisitions, we will consider and analyze such factors as our expectations for fundamental developments in the crude oil tanker industry, the expected cash flows to be earned by the vessel in relation to its value, the vessel’s condition and technical specifications, the expected remaining useful life of the vessel and the overall composition of our fleet and customer needs. Vessel prices in the crude oil tanker industry have recently been near cyclically low levels; therefore, it is our intention to take advantage of the opportunity by leveraging our financial strength and our relationships and experience in the seaborne transportation industry to make selective acquisitions of modern tankers in a manner that we believe will increase our earnings and operating cash flows.

•	Maintain a strong balance sheet with access to capital. We seek to optimize and constantly monitor our leverage while adapting to changing market conditions. We plan to finance our business and future vessel acquisitions with a combination of debt and equity from commercial banks and from the capital markets. We believe that maintaining a strong balance sheet will enable us to access more favorable chartering opportunities as end users have increasingly favored well-capitalized owners, as well as give us a competitive advantage in pursuing vessel acquisitions at attractive times in the cycle.

•	Spot market focused and well positioned to benefit from improving tanker market fundamentals. Our vessel employment strategy will be to utilize a combination of pool participations and voyage charter direct spot market exposure. Direct spot exposure enables us to benefit from upswings in the tanker market while pool participations will generally provide more stable earnings and higher utilization while enabling us the ability to benefit from increases in earnings due to tanker market upswings. Although the spot market has historically been volatile with periods of low charter rates often lasting multiple years, we believe the spot market has delivered the highest returns on average over time. We actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet and in the future we may employ our vessels on fixed-rate time charters for longer periods should market fundamentals change.

•	Provide superior customer service. We believe that energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage our Manager’s reputation for operational expertise, comprehensive maintenance program and existing customer base to further expand these relationships with consistent delivery of superior customer service to our customers. We believe these relationships will facilitate the growth and employment of our fleet.

TANKER INDUSTRY TRENDS

Based on information provided by Drewry Shipping Consultants Limited, or Drewry, we believe that the following factors collectively present positive industry fundamental prospects for us to execute our business plan and grow our business:

•	Charter rates and secondhand values remain near historical lows and are showing signs of a recovery following five consecutive years of downturn. We believe we are well positioned to benefit from a recovery in the crude oil tanker market. Increasing global demand for crude oil, driven by strengthening global economic activity and industrial production, in addition to longer voyage distances due to additional imports into Asia from Brazil and West Africa, is resulting in increased demand for seaborne transportation. However, we cannot assure you that the tanker market will strengthen as we anticipate and charter rates may decline.

•	Crude oil tanker newbuild orderbook has declined significantly. In November 2014, the orderbook as a percentage of the global fleet for crude oil tankers declined to 12.2% from its peak of just over 50.0% in 2008. The significant decrease in crude oil tanker newbuild orders and contraction in the rate of overall vessel supply, is driving an increase in charter rates and vessel prices for crude oil tankers.

•	Declining price of crude oil is stimulating demand. As crude oil prices have fallen due to high production levels, tanker rates have improved on higher demand for transportation. In November 2014, the crude oil price per barrel had declined by 37% to $70 per barrel from its recent peak of nearly $112 in June 2014. The sharp increase in tanker rates and voyage activity is likely to continue as OPEC members maintain their high production levels. Also, should crude oil prices remain under pressure, the existing contango along the crude oil curve could widen and thereby increase oil stockpiling and the potential use of tankers for floating storage. Contango means a situation where the future spot price for a commodity is below the current price. The use of oil tankers for storage tends to rise during periods of contango. We believe that sustainable low crude oil prices fuel global economic growth and demand for more crude oil.

DIVIDEND POLICY

We intend to pay quarterly distributions to our shareholders commencing in May 2015 out of available operating cash flow during the previous quarter, as determined from time to time by our board of directors. The amount of cash available to pay dividends will depend primarily upon the amount of cash we generate from operations. The declaration and payment of dividends, if any, will be subject to the discretion of our board of directors and the requirements of Marshall Islands law and will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain financing on acceptable terms to execute our growth strategy, restrictive covenants in our credit facilities, including the New Credit Facility, and future loan agreements and other limitations set forth in the sections of this prospectus entitled “Dividend Policy” and “Risk Factors.”

EMPLOYMENT AND MANAGEMENT OF OUR TANKERS

Employment of our Tankers

Over the medium to long-term, we expect to employ our vessels in the voyage charter spot market, and under certain circumstances, on time charters. We currently employ the vessels in our Existing Fleet in the spot market because we believe it positions our vessels to benefit from future charter rate upswings in the crude oil tanker market. In addition, we may employ our crude oil tankers on fixed-rate time charters in the future or enter into hedging contracts such as freight forward agreements, or FFAs. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet.

Commercial and Technical Management

Since January 1, 2011, our Manager has provided the commercial and technical management functions of our Existing Fleet and, upon the delivery of our Acquisition Fleet, will provide such services to our Combined Fleet pursuant to separate management agreements with each of our vessel owning subsidiaries. Our Manager is beneficially owned by our Chairman, President and Chief Executive Officer, Mr. George Economou. Commercial management includes, among other things, negotiating charters for our vessels, monitoring the performance of our vessels under charter, and managing our relationships with charterers, as well as coordinating with the technical manager of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, obtaining insurance coverage for our vessels, appointing supervisors and technical consultants and providing technical support.

Mr. Economou, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor our Manager’s performance under the management agreements. We believe that our Manager has established a reputation in the international shipping industry for operating and maintaining a fleet of vessels with high standards of performance, reliability and safety.

Each management agreement with our Manager provides, or will provide, for a management fee of Euro 1,700 (or $2,157 based on the Euro/U.S. Dollar exchange rate as of September 30, 2014) per vessel, per day, payable in equal monthly installments in advance and may automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. In addition, under the management agreements, our Manager is entitled to a chartering commission of 1.25% of all monies earned by the vessel and a vessel sale and purchase commission of 1.0%. The management agreements further provide that in our discretion, we may pay our Manager an annual performance incentive fee.

Each management agreement with our Manager has a term of five years and is automatically renewed for successive five year periods unless we provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Under certain charter agreements for our tankers, Cardiff Tankers Inc., or Cardiff Tankers, a related party, is entitled to a 1.25% commission on charter hire earned by us. Cardiff Tankers is controlled by Mr. George Economou.

Under a consultancy agreement by and between DryShips and Vivid Finance, a company controlled by Mr. George Economou, or the DryShips Consultancy Agreement, Vivid Finance provides consulting services related to the identification, sourcing, negotiation and arrangement of new loan and credit facilities, the raising of equity or debt in the public markets and the renegotiation of existing loan facilities and other debt instruments. Following the completion of this offering, DryShips and Vivid Finance have agreed to continue to provide us with the services provided under the DryShips Consultancy Agreement, at no charge to us.

NEW CREDIT FACILITY

At or prior to the closing of this offering, we expect to enter into definitive documentation for our New Credit Facility, totaling $400 million. We will use the proceeds of the New Credit Facility to fully refinance the existing bank debt of our Existing Fleet, as well as to partially finance the acquisition costs of the Acquisition Fleet.

We expect our New Credit Facility will allow for borrowings of approximately $400 million with a 7 year term. Upon signing the New Credit Facility, we expect we will be committed to pay an arrangement fee of 1% of the total amount under the facility. The borrowers under this facility will be the 13 vessel-owning companies and the Company will be the primary guarantor of the debt. The New Credit Facility will be secured by a first priority lien on the Combined Fleet. We expect to draw down the entire amount under our New Credit Facility to fully refinance the existing bank debt on our Existing Fleet which has a cumulative outstanding loan balance of $280 million as of December 1, 2014, and the remainder to partially finance the acquisition costs of the Acquisition Fleet. We expect that under the terms of our New Credit Facility the principal amount will be repayable in 28 consecutive quarterly installments commencing three months after the last drawdown and a final balloon payment of $220.6 million payable together with the last installment. We expect our New Credit Facility will be effective as of the closing of this offering and will bear interest at LIBOR plus a margin.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – New Credit Facility” for additional information on our proposed New Credit Facility and a full description of our current debt agreements.

RISK FACTORS

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, the highly cyclical shipping industry; fluctuating charter rates; changing economic, political and governmental conditions affecting our industry and business; material changes in applicable laws and regulations; full performance by counterparties, particularly charterers; acquisitions and dispositions; increased operating expenses; increased capital expenditures; taxes; maintaining customer relationships; maintaining sufficient liquidity; financing availability and terms; and management turnover.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 15.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements.

We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a public float of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period to such date. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

CORPORATE STRUCTURE

We were incorporated in the Republic of the Marshall Islands on December 15, 2010 under the name Olympian Asclepius Holdings Inc. By virtue of an amendment to our articles of incorporation, we changed our corporate name to Tankships Investment Holdings Inc. on December 8, 2014. We currently own each of the vessels in our Existing Fleet through direct and indirect wholly-owned subsidiaries incorporated under the laws of the Republic of the Marshall Islands. Currently our parent company, Olympian Heracles Holdings Inc., a company which is wholly owned by DryShips, owns all of our outstanding common stock. Pursuant to an exchange agreement which will go into effect upon the consummation of this offering, we will institute a corporate reorganization of our existing subsidiaries whereby a number of our subsidiaries will be merged into one Marshall Islands company, Tankers Owners Inc., which will be wholly owned by us and will own directly all of our vessel owning subsidiaries. The following diagram depicts our organizational structure following the completion of this offering, which only reflects our Existing Fleet:

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 109 Kifisias Avenue and Sina Street, 151 24 Marousi, Athens, Greece. Our telephone number is (011) (30) (210) 809 0570. We expect to maintain a corporate website address at www.                     .com. The information on our website, when available, will not constitute a part of, and will not be incorporated by reference into, this prospectus.

OTHER INFORMATION

Because we are incorporated under the laws of the Republic of the Marshall Islands, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Service of Process and Enforcement of Civil Liabilities” for more information.

THE OFFERING

Issuer	Tankships Investment Holdings Inc., a corporation formed under the laws of the Republic of the Marshall Islands.

Selling Shareholder	DryShips Inc., a corporation formed under the laws of the Republic of the Marshall Islands.

Common shares offered by us	common shares.

Common shares offered by the Selling Shareholder	common shares ( common shares, if the underwriters exercise their option to purchase additional shares in full).

Common shares outstanding immediately after the offering	common shares.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from this offering after deducting underwriting discounts and commissions and estimated expenses payable by us. This estimate is based on an assumed initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover of this prospectus. We will not receive any proceeds from the sale of our shares by the Selling Shareholder.

We intend to use the net proceeds of this offering to (i) fund a portion of the acquisition costs of the Acquisition Fleet and (ii) for general corporate and working capital purposes.

Dividend policy	We intend to pay quarterly distributions to our shareholders commencing in May 2015, out of available operating cash flow during the previous quarter as determined from time to time by our board of directors. The amount of cash available to pay dividends will depend primarily upon the amount of cash we generate from operations. The declaration and payment of dividends, if any, will be subject to the discretion of our board of directors and the requirements of Marshall Islands law and will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain financing on acceptable terms to execute our growth strategy, restrictive covenants in our credit facilities, including the New Credit Facility, and future loan agreements and other limitations set forth in the sections of this prospectus entitled “Dividend Policy” and “Risk Factors.”

NASDAQ listing	We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol “TNKS.”

Tax considerations	Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payment of any dividends paid by us to our shareholders. See “Tax Considerations.”

Risk factors	Investment in our common shares involves a substantial risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial and other data for the periods and as of the dates indicated, which is derived from our audited consolidated carve-out financial statements as of and for the years ended December 31, 2012 and 2013, and unaudited interim condensed consolidated carve-out financial statements as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this prospectus. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated carve-out financial statements, and related notes thereto, included elsewhere in this prospectus. Results for the nine months ended September 30, 2014, are not necessarily indicative of results that may be expected for the full year.

	Tankships Investment Holdings Inc
(In thousands of Dollars except per share and share data)	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2012	2013	2013	2014
STATEMENT OF OPERATIONS
Total revenues	$41,037	$120,719	$88,007	$117,865
Voyage expenses	10,072	73,663	53,280	62,570
Vessels operating expenses	16,488	26,503	19,927	19,408
Depreciation	15,092	24,059	17,905	18,263
General and administrative expenses	9,710	13,029	9,728	9,242

Operating income/(loss)	(10,325)	(16,535)	(12,833)	8,382
Interest and finance costs	(6,293)	(11,203)	(8,385)	(7,947)
Interest income	5	4	3	5
Gain/(loss) on derivative instruments	10,064	32,345	24,797	(830)
Other, net	(82)	(273)	(154)	917

Total other income/ (expenses), net	3,694	20,873	16,261	(7,855)

Net Income/(Loss)	(6,631)	4,338	3,428	527

Earnings/(loss) per common share, basic and diluted	$(13,262)	$8,676	$6,856	$1,054
Weighted average number of common shares, basic and diluted	500	500	500	500

	Tankships Investment Holdings Inc.
	As of and for the Year Ended December 31,		As of and for Nine Months Ended September 30, (unaudited)
(In thousands of Dollars except per share and share data)	2012	2013	2013		2014
BALANCE SHEET DATA
Total current assets	$55,899	$67,254	$		$54,095
Total assets	584,331	682,358			650,936
Current liabilities, including current portion of long-term debt, net of deferred finance fees	237,104	309,636			299,693
Total long-term debt, including current portion, net of deferred finance fees (1)	222,131	297,965			277,524
Number of shares outstanding	500	500			500
Total stockholders’ equity	347,227	359,924			351,243
OTHER FINANCIAL DATA
Net cash provided by operating activities	4,016	19,463		19,244	30,576
Net cash provided by/(used in) investing activities	(146,298)	(115,532)		(115,541)	9
Net cash provided by/(used in) financing activities	145,563	95,284		95,806	(33,497)
EBITDA (2)	14,749	39,596		29,715	26,732
Adjusted EBITDA (2)	4,685	7,251		4,918	27,562
TANKER FLEET DATA
Average number of vessels (3)	6.3	9.9		9.8	10
Total voyage days (4)	2,293	3,598		2,678	2,730
Total calendar days (5)	2,293	3,598		2,678	2,730
Fleet utilization (6)	100%	100%		100%	100%

(In Dollars)
AVERAGE DAILY RESULTS
Time charter equivalent (7)	$13,504	$13,078		$12,968	$20,255
Vessel operating expenses (8)	$7,191	$7,366		$7,441	$7,109

(1)	The Company has classified bank loans as current liabilities due to the cross default provisions contained in all bank loan agreements to which DryShips acts as guarantor and was not in compliance with certain financial covenants. Following the consummation of this offering, the current debt provision will be eliminated and the vast majority of the Company’s debt will be classified as non-current.

(2)	EBITDA, a non-U.S. GAAP measure, represents net income/(loss) before interest (net of interest income), taxes, depreciation and amortization. Adjusted EBITDA, a non-U.S. GAAP measure, represents EBITDA, as defined, plus gain/loss on derivative instruments. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net income/ (loss) or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are a basis upon which we measure our operations. Please see below for a reconciliation of EBITDA and Adjusted EBITDA to net income/(loss), the most directly comparable financial measure calculated in accordance with U.S. GAAP.

	Tankships Investment Holdings Inc.
(Dollars in thousands)	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2012	2013	2013	2014
Net income/(loss)	(6,631)	4,338	3,428	527
Add: Net interest expense	6,288	11,199	8,382	7,942
Add: Depreciation	15,092	24,059	17,905	18,263

EBITDA	14,749	39,596	29,715	26,732
Add: (Gain)/loss on derivative instruments	(10,064)	(32,345)	(24,797)	830

Adjusted EBITDA	4,685	7,251	4,918	27,562

(3)	Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was part of the fleet during the period, divided by the number of calendar days in that period.
(4)	Total voyage days are the total days the vessels were in our possession for the relevant period net of off-hire days associated with dry dockings or special or intermediate surveys.
(5)	Calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, dry dockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that the vessels were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

	Tankships Investment Holdings Inc.
(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2012	2013	2013	2014
Voyage revenues	$41,037	$120,719	$88,007	$117,865
Voyage expenses	10,072	73,663	53,280	62,570
Time charter equivalent revenues	30,965	47,056	34,727	55,295
Total voyage days	2,293	3,598	2,678	2,730
Time charter equivalent (TCE) rate	13,504	13,078	12,968	20,255

(8)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	fluctuations in interest rates;

•	general crude oil market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in demand in the crude oil shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	vessel breakdowns and instances of off-hire; and

•	other important factors described in “Risk Factors” beginning on page 15.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the sections entitled “Risk Factors,” beginning on page 15 of this prospectus for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTORS

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash flows or our ability to pay dividends, if any, in the future, or the trading price of our common shares.

Risk Relating to our Industry

If the crude oil tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our business, financial condition, results of operation and cash flows may be adversely affected

Historically, the crude oil tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically in connection with the commencement of the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products.

The factors that influence demand for tanker capacity include:

•	supply of and demand for crude oil and oil products;

•	global and regional economic and political conditions, including developments in international trade, national crude oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts, which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

•	regional availability of refining capacity;

•	environmental and other legal and regulatory developments;

•	the distance crude oil is to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates;

•	weather and acts of God and natural disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•	international sanctions, boycotts, embargoes, import and export restrictions, nationalizations, piracy and wars; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply of and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. The current global economic downturn may reduce demand for transportation of crude oil over longer distances and increase the supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in the market for crude oil and petroleum products could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting crude oil will depend upon world and regional crude oil and petroleum products markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition, and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of crude oil, including competition from alternative energy sources. In the long-term it is possible that crude oil demand may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of crude oil as a result of environmental converses, or by high oil prices. The recent recession affecting the U.S. and world economies may result in protracted reduced consumption of crude oil and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Declines in charter rates and other market deterioration could cause the market value of our vessels to decrease significantly.

The fair market value of our crude oil tankers may decrease depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	supply of and demand for tankers and the types and sizes of tankers we own;

•	alternative modes of transportation;

•	ages of vessels;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We estimate the recoverable amount as the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition or operating results.

Due to the cyclical nature of the tanker market, the market value of one or more of our vessels may at various times be lower than their book value, and sales of those vessels during those times would result in losses. If we determine at any time that a vessel’s future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders’ equity. If for any reason we sell vessels at a time when vessel prices have fallen, the sale proceeds may be at less than the vessel’s carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

Declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity. In addition, declining vessel values could result in the reduction in lending commitments, the pledging of unencumbered vessels as additional collateral, the requirement to repay outstanding amounts or a breach of loan covenants, which could give rise to an event of default under our credit facilities.

An over-supply of tanker capacity may prolong currently low charter rates and vessel values or lead to further reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, and petroleum products, as well as strong overall economic growth in parts of the world economy, including Asia. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the tanker newbuilding order book, which extends to 2017, equaled approximately 12.2% of the existing world oil tanker fleet as of November 30, 2014, according to industry sources and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

The tanker sector is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources, which could have a material adverse effect on our business and results of operations.

The crude oil tanker industry is highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of petroleum products and oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than we have could operate larger fleets than our tanker fleet and, thus, may be able to offer lower charter rates and higher quality vessels than we are able to offer. If this were to occur, we may be unable to attract new customers expand our business into new geographic regions or provide new services, which could adversely affect our business and results of operations.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently employ all of our vessels in the spot market. In addition, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters.

Although the number of vessels in our fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the crude oil tanker spot market and only our vessels that will operate under fixed-rate time charters, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.

Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for tanker capacity. The voyage charter spot market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to load cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels upon the expiration or termination of our current voyage charters or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the oil sector, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of oil.

Our operating results may be adversely affected by seasonal fluctuations in the crude oil tanker industry.

The tanker sector has historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of crude oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

If economic conditions throughout the world do not improve, this will impede our results of operations, financial condition and cash flows.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including recent turmoil related to the Ukraine and Russia and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

The United States, the European Union, Japan, and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The recent sovereign debt crisis in certain Eurozone countries, such as Greece and Cyprus, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to volatility in global credit and equity markets. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The United States Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed and the uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and the trading price of our common shares. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

In addition, as a result of the economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our Manager’s operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shore side operations and those of our Manager located in Greece.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	acts of piracy.

In particular, the involvement of our vessels in an environmental disaster may harm our financial condition as well as our reputation as a safe and reliable vessel owner and operator, but any of these circumstances or events could materially affect our business.

Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as South China Sea, Arabian Sea, Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of

Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden, the Indian Ocean, and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, to comply with Best Management Practices for Protection against Somalia Based Piracy, or BMP4, or any updated version, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, increased costs associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and ability to pay dividends, and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, financial condition, results of operations, cash flows, and ability to pay dividends, may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in Europe, with respect to the Ukraine and Russia, in the Middle East, including Israel, Iraq, Syria, and Egypt, and in North Africa, including Libya, and the presence of the United States and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions throughout the world. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

During the year ended December 31, 2013, none of our vessels has called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria; however our vessels may call on ports or operate in these countries from time to time in the future on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the

Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-corruption laws could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with the applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and applicable non-U.S. anti-corruption and anti-bribery laws and regulations. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Changes in fuel, or bunkers, prices may adversely affect profits.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our earnings and available cash.

The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS. A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of its underwater parts. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to decreased revenue, increased liability, may adversely affect our insurance coverage and may result in our vessels being denied access to, or detained in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Currently, all of our vessels are ISM Code-certified and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

We are subject to complex laws and regulations, including environmental laws and regulations, and compliance costs or penalties or sanctions related to any noncompliance could adversely affect our costs, business or results of operations.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the International Maritime Organization, or IMO, the International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages, the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as

MARPOL), including the designation of Emission Control Areas thereunder, SOLAS, the IMO International Convention on Load Lines of 1966 (as from time to time amended), the U.S. Maritime Transportation Security Act of 2002 and the International Labour Organization, or ILO, Maritime Labour Convention, or MLC. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We are also required by various regulatory authorities to obtain certain permits, licenses, and certificates with respect to our operations, and to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to control of air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.

Environmental and safety laws are becoming more stringent after incidents such as the the 2010 Deepwater Horizon oil rig explosion and spill in the Gulf of Mexico, and additional regulatory initiatives or statutes or changes to existing law may affect our operations or require us to incur additional expenses to comply with such new laws or regulations. Compliance costs, or sanctions relating to any noncompliance, could have a material adverse effect on our business, financial condition, results of operations, cash flows, available cash, and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such laws and other legal requirements are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale prices or useful lives of our vessels. For example, the IMO, which has enacted new ballast water treatment and air emission requirements, is considering further action, including market based measures, to reduce greenhouse gas emissions from ships. Additional conventions, laws and regulations or other legal requirements may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations.

Our operations involve the use, storage and disposal of petroleum products, ballast and bilge waters, and other hazardous or regulated materials and wastes. We are subject to applicable federal, state, local and foreign health, safety and environmental laws, including those governing discharges of pollutants into the air and water, the generation, management and disposal of hazardous materials and wastes and the clean-up of contaminated sites and aimed at ensuring safer operations and better preparedness in the event of spills and accidents. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators, and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including within the 200-nautical mile exclusive economic zone around the United States. In addition, some environmental laws, such as the U.S. Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, similar state or foreign statutes and common law, can impose liability for the entire clean-up of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities. Accordingly, there could be incidents not caused by us, where we could be liable for environmental damage in the form of spills, damages to marine life or animal habitat. The consequence of such environmental damage could be significant costs related to the clean-up of spills, salvage costs and fines, as well as costs related to reputational damage. Although we will have insurance covering such events, the full cost could exceed our insurance coverage. In addition, further legislation, or amendments to existing legislation, may require additional capital expenditures or operating expenses in order for us to maintain compliance with international and/or national regulations.

An oil spill caused by or attributed to one of our vessels could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we intend to arrange for insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations, cash flows, and our ability to pay dividends.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In 2002 the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Coode, or IMDG Code. After July 1, 2004, to trade internationally, a vessel must obtain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state with various requirements.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities could also be adversely affected by compliance with such changes.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against a vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of dividends, if any, in the future.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future.

We may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive than our existing coverage.

Because we will obtain some of our insurance through protection and indemnity associations, we may be required to make additional premium payments.

Although we expect to carry protection and indemnity insurance consistent with industry standards, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage will be maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments, or calls, over and above budgeted premiums if member claims exceed association reserves. These calls will be in amounts based on our claim records and possibly the claim records of our Manager, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Although there is no cap to the amount of such supplemental calls, historically, supplemental calls for our fleet have ranged from 0% to 40% of the annual insurance premiums, and in no year were such amounts material to the results of our operations. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends.

If labor or other interruptions are not resolved in a timely manner, they could have a material adverse effect on businesss, results of operations, cash flows, our financial condition, and available cash.

We, indirectly, employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Risks Relating to Our Company

We have no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded company.

We have no history operating as a separate publicly traded entity. As a publicly traded company, we will be required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act, the SEC and the securities exchange on which our common shares will be listed. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded company will be approximately $         million annually, and will include costs associated with annual reports to shareholders, tax return preparation, investor relations, registrar and transfer agent fees, audit fees, legal fees, incremental director and officer liability insurance costs and officer and director compensation.

In the future, if we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	improve our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new operations.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower available cash. If we are unable to execute the points noted above, our financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with such growth plans.

Delays in deliveries of additional vessels, including the Acquisition Fleet, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.

We expect to purchase additional vessels from time to time. The delivery of these vessels, including the Acquisition Fleet, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

Due to our limited fleet diversification, adverse developments in the oil and oil products transportation business would adversely affect our business, financial condition, and operating results.

We expect to depend primarily on the transportation of oil and oil products. The limited diversification of our business model could materially adversely affect us if the oil and oil products transportation sector fails to develop in line with our expectations. Our relative lack of diversification could make us vulnerable to adverse developments in the oil and oil products transportation sector, which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

Failure to fulfil oil majors’ vetting processes might adversely affect the employment of our vessels.

Shipping in general, and crude oil and oil products in particular, have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements, whether imposed by the classification societies, international statutes, national and local administrations or industry, must be complied with to operate in related industries.

Traditionally there have been relatively few commercial players in the oil trading business and the industry is continuously being consolidated. The oil majors (such as ExxonMobil, BP plc, Royal Dutch Shell plc, Chevron Corporation, ConocoPhillips Co. and Total S.A.), the large trading houses (such as Vitol Group, Glencore plc, Trafigura Beheer BV, Koch Industries Inc. and Cargill, Incorporated), and a few smaller oil companies, represent a significant percentage of the production, trading and, especially, shipping (terminals) of crude oil and oil products world-wide.

Concerns for the environment have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners, especially vessels and vessel operators. The vetting process has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel operator.

Few ship management companies worldwide are evaluated by the oil majors and even fewer complete the evaluation successfully. Any failure by us to satisfy these vetting processes might adversely affect the employment of our vessels.

We may purchase and operate secondhand vessels which may expose us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels, including the exercise of our option to acquire the tankers in the Optional Fleet. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into dry dock which would reduce our fleet utilization. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

In general, the costs to maintain a vessel in good operating condition increases with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. As of December 8, 2014, the 10 vessels in our Existing Fleet had an average age of 2.5 years. If we exercise our options to acquire the Optional Fleet, the average age of our fleet will likely increase, together with an increase in maintenance costs. Thus, as our fleet ages we will incur increased costs.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may incur substantial costs for the dry docking or replacement of our vessels as they age.

Vessels are typically dry docked every 30 to 36 months, not including any unexpected repairs. The dry docking of our vessels will require significant capital expenditures and loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such dry docking or in the costs of any repairs could have a material adverse effect on our business, results of operations, cash flows and financial condition. Additionally, we may underestimate the time required to dry dock our vessels or unanticipated problems may arise during dry docking.

In addition, we estimate that our vessels have a total useful life of 25 years. As our vessels become older or if we acquire older secondhand vessels, we may have to replace such vessels before or upon the expiration of their useful lives. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace such older vessels. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any reserves set aside for vessel replacement will not be available for the payment of dividends to shareholders.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We have been and may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

We are subject to credit risk with respect to our contractual counterparties, and failures of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and expect to enter into in the future, various contracts, including (but not limited to) charter agreements, shipbuilding contracts, interest rate swaps and credit facilities. Such agreements subject us to counterparty risks. The ability and willingness of our counterparties to perform their obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and oil industries, the overall financial condition of the counterparty, charter rates for specific types of vessels, and various expenses. For example, a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities or the lack of availability of debt or equity financing could result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us or the operators of pools in which our vessels may operate in the future, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our vessels suffer damage, it may have material adverse consequences for our business and we may experience unexpected dry docking costs and delays or total loss of our vessels.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cargo loss, latent defects, acts of God and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting, which may also subject us to litigation. In addition, an oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

Moreover, if our vessels suffer damage, they may need to be repaired at a dry docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry docking costs that our insurance does not cover at all or in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry docking facilities is sometimes limited and not all dry docking facilities are conveniently located. We may be unable to find space at a suitable dry docking facility or our vessels may be forced to travel to a dry docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel or be towed to more distant dry docking facilities may adversely affect our business, financial condition, results of operations and cash flows. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or pay dividends, if any, in the future and to make dividend payments.

We are a holding company, and our subsidiaries, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on our subsidiaries and their ability to distribute funds to us.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

We expect our future credit agreements and other financing arrangements will contain restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

We anticipate entering into credit facilities, including the New Credit Facility, and other financing arrangements that we expect will contain customary covenants and event of default clauses, including cross-default provisions, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

As a result of the restrictions in our future loan agreements, or similar restrictions in other future financing arrangements, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our future loan agreements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements. A default under one of our future loan agreements could result in the cross-acceleration of our other indebtedness. In the event of a default that we cannot remedy, our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet. The loss of any of our vessels could have a material adverse effect on our business, results of operations and financial condition.

We expect to be exposed to volatility in the London Interbank Offered Rate, or LIBOR, and we intend to selectively enter into derivative contracts, which could result in higher than market interest rates and charges against our income.

We expect borrowings under our future credit facilities, including the New Credit Facility, will generally be advanced at a floating rate based on LIBOR, which has been stable recently but was volatile in prior years and which could affect the amount of interest payable on our debt. In turn this could have an adverse effect on our earnings and cash flow, should LIBOR rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected if we have not entered into interest rate hedging arrangements to hedge the floating rate exposure applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We have no hedging arrangements in place as of the date of this offering. However, we expect to regularly monitor our interest rate exposure and enter into swap arrangements to hedge our exposure as required by our loan agreements, including the New Credit Facility, and where we consider it economically advantageous to do so. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Any derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

Our ability to make scheduled payments on our outstanding indebtedness will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as economic and financial conditions in the shipping industry or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure charters at acceptable rates. Our ability to renew our existing charters or obtain new charters at acceptable charterhire will depend on the prevailing economic and competitive conditions.

If our operating cash flows are insufficient to service our debt and to fund our other liquidity needs, we may be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, or any combination of the foregoing. We cannot assure you that any of these actions could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions. Furthermore, reducing or delaying capital expenditures or selling assets could impair future cash flows and our ability to service our debt in the future.

If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing such indebtedness, which would allow creditors at that time to declare all such indebtedness then outstanding to be due and payable. This would likely in turn trigger cross-acceleration or cross-default rights among certain of our other debt agreements. Under these circumstances, lenders could compel us to apply all of our available cash to repay borrowings. If the amounts outstanding under our existing and future debt agreements were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

Servicing our future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under future credit facilities, including the New Credit Facility, will require us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments will limit funds available for working capital, capital expenditures, dividends, and other purposes and may also limit our ability to undertake further equity or debt financing in the future. We anticipate that our credit facilities will bear interest at variable rates. Increases in prevailing interest rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and available cash flows would decrease as a result. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling tankers; and/or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose on the vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

We depend entirely on our Manager to manage and charter our fleet.

Since January 1, 2011, the commercial and technical management of our tankers, including crewing, maintenance and repair, was subcontracted to our Manager. Our Manager is beneficially owned by our Chairman, President and Chief Executive Officer, Mr. George Economou. The loss of the services of our Manager or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against our Manager if it defaults on its obligations to us, you will have no recourse against them.

Under our management agreements with our Manager, our Manager shall not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by our Manager, its employees or agents and in such case our Manager’s liability per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provide that our Manager shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they are shown to have resulted from a failure by our Manager to perform its obligations with respect to management of the crew. Except to the extent of the liability cap described above, we have agreed to indemnify our Manager and its employees and agents against any losses incurred in the course of the performance of the agreement.

Our Manager is a privately held company and there is little or no publicly available information about them.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless our Manager began to default on its obligations. As a result, an investor in our shares may have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success will depend in large part on our ability and the ability of our Manager to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Any inability we, or our Manager, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Fees and cost reimbursements to our Manager will be payable regardless of our profitability.

Under the agreements for the management of our vessels, we will pay our Manager a management fee of Euro 1,700 (or $2,157 based on the Euro/U.S. Dollar exchange rate as of September 30, 2014) per vessel, per day, payable in equal monthly installments in advance and may automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. In addition, under the management agreements, our Manager is entitled to a chartering commission of 1.25% of all monies earned by the vessel and a vessel sale and purchase commission of 1.0%. The fees and expenses will be payable without regard to our financial condition or results of operations.

We will depend on officers and directors who are associated with affiliated companies which may create conflicts of interest.

Our officers and directors will have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, Mr. George Economou, who will serve as our Chairman, President and Chief Executive Officer upon the consummation of this offering is also the Chairman, President and Chief Executive Officer of DryShips, our parent company, and has significant shareholdings in DryShips. In addition, Mr. Anthony Kandylidis, who will serve as our Executive Vice President, upon the consummation of this offering, is the son of a director of DryShips and the nephew of our Chairman, President and Chief Executive Officer. Mr. Ziad Nakhleh who will serve as our Chief Financial Officer upon the consummation of this offering, also serves as the Chief Financial Officer of DryShips. Mr. Economou, Mr. Kandylidis and Mr. Nakhleh have fiduciary duties and responsibilities to manage the business of DryShips in a manner beneficial to DryShips and its shareholders and may have conflicts of interest in matters involving or affecting us and our customers or shareholders. In addition, Mr. Economou, Mr. Kandylidis and Mr. Nakhleh may have conflicts of interest when faced with decisions that could have different implications for DryShips than they do for us. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Certain of our directors and officers have obligations to other companies in the shipping industry and will not devote all of their time to our business, which may hinder our ability to operate successfully.

Certain of our directors and officers, including our Chief Executive Officer, President and Chairman, George Economou, our Executive Vice President, Anthony Kandylidis and our Chief Financial Officer, Ziad Nakhleh, will participate in business activities not associated with us, and they are not required to work full-time on our affairs. We expect that the amount of time they allocate to managing our company will vary from time to time depending on the needs of our business and the level of strategic activity at the time. As a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of those other companies. This may create conflicts of interest in matters involving or affecting us or our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs will be governed by our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may be difficult to enforce service of process and judgments against us and our officers and directors.

We are a Republic of the Marshall Islands corporation and most of our executive offices are located outside of the United States. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. It is further doubtful whether courts in the Marshall Islands will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in the Marshall Islands against us or our directors or officers under the securities laws of other jurisdictions. For more information regarding the relevant laws of the Marshall Islands, see “Service of Process and Enforcement of Civil Liabilities.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not get the benefit of such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

Risks Relating to Our Common Shares

There is no existing market for our common shares, and a trading market that will provide you with adequate liquidity may not develop. The price of our common shares may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common shares. After this offering, there will be only publicly traded common shares. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common shares at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common shares and limit the number of investors who are able to buy the common shares.

The price of our common shares after this offering may be volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the crude oil tanker industry;

•	market conditions in the crude oil tanker industry;

•	changes in government regulation;

•	the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities markets.

The seaborne transportation industry has been highly unpredictable and volatile. The market for our common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

Our parent company, DryShips and our Chairman, President and Chief Executive Officer will beneficially own, directly or indirectly, approximately     % and     % of our outstanding shares of common stock upon the consummation of this offering and may have the power to exert control over us, which may limit your ability to influence our actions.

Our parent company DryShips, and our Chairman, President and Chief Executive Officer, Mr. George Economou, are expected to beneficially own approximately     % and     % of our outstanding common shares upon the consummation of this offering (    % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full) and therefore may have the power to exert considerable influence over our actions. The interests of DryShips or our Chairman, President and Chief Executive Officer may be different from your interests. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business, and it is possible that the interests of the controlling shareholders may in some cases conflict with our interests and the interests of our other holders of shares. For example, conflicts of interest may arise between us, on one hand, and the controlling shareholders, or their affiliates, on the other hand, which may result in the transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with a significant shareholders.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding common shares entitled to vote for those directors;

•	limit the persons who may call special meetings of shareholders;

•	establish advance notice requirements for nominating directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restrict business combinations with interested shareholders.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

We cannot assure you that our board of directors will declare dividends.

Our objective is to pay dividends in order to enhance shareholder returns. However, the timing and amount of any dividend payments will always be subject to the discretion of our board of directors and will depend on, among other things, earnings, capital expenditure commitments, market prospects, current capital expenditure programs, investment opportunities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, and the terms and restrictions of our future credit facilities. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus. Also, our ability to pay dividends, if any, in the future will also be subject to our satisfaction of certain financial covenants contained in our credit facilities and certain waivers related thereto. The shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends. We do not intend to obtain funds from other sources to pay dividends, if any, in the future.

We may issue additional common shares or other equity securities without your approval, which could dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the Securities Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statements and restatements and require us to incur the expense of remediation.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per common share will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per common share that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your common shares than the amounts paid by our existing shareholders. Based on a public offering price of $         per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, you will incur immediate and substantial dilution in an amount of $         per common share. See “Dilution.”

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” as described under “Prospectus Summary – Implications of Being an Emerging Growth Company.” While we have elected to take advantage of some of the reduced reporting obligations, we are choosing to “opt-out” of the extended transition period relating to the exemption from new or revised financial accounting standards. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We will be a “foreign private issuer” under the NASDAQ rules, and as such we are entitled to exemption from certain NASDAQ corporate governance standards, which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and we may follow certain home country corporate governance practices instead of the corporate governance requirements of the NASDAQ. See “Management – Corporate Governance Practices.”

Further, as a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities and Exchange Act of 1934, as amended, or the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies. Additionally, under the NASDAQ’s rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NASDAQ permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NASDAQ. Accordingly, you may not have the same protections and receive the same disclosure afforded to shareholders of companies that are subject to all of the NASDAQ’s corporate governance requirements. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

Additionally, we may in the future lose our “foreign private issuer” status, which could result in additional costs related to our increased obligations under the requirements of the NASDAQ and the Exchange Act.

Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.

Upon completion of this offering, we will be a public company, and as such, we will have significant legal, accounting and other expenses, including related to Sarbanes-Oxley, that we did not incur as a private company. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley, subject to the reduced disclosure requirements for emerging growth companies set forth above. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.

Tax Related Risks

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder.

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to United States federal income tax on our United States source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a five percent or greater interest in our stock were, in combination each other, with each other to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

In addition, changes in the Code, the Treasury regulations or the interpretation thereof by the Internal Revenue Service or the courts could adversely affect our ability to take advantage of the exemption under Section 883.

If we are not entitled to this exemption under Section 883 of the Code for any taxable year, we would be subject for such taxable year to a 4% United States federal income tax on our United States source shipping income on a gross basis. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income,” including cash. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our operations as described herein, we do not believe that our income from our voyage or time charters should be treated as “passive income” for purposes of determining whether we are a PFIC, and, consequently, the assets we own and operate in connection with the production of that income should not constitute passive assets. Accordingly, based on our current operations, we do not believe we will be treated as a PFIC with respect to any taxable year.

We believe that there is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from voyage or time charters as services income for other tax purposes. However, there is also authority which characterizes voyage or time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

If we were treated as a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations – U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders”, such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common stock at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock. Please see the section of this prospectus entitled “Tax Considerations – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from this offering after deducting underwriting discounts and commissions and estimated expenses payable by us. This estimate is based on an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover of this prospectus. We will not receive any proceeds from the sale of our shares by the Selling Shareholder.

We intend to use the net proceeds of this offering to (i) fund a portion of the acquisition costs of the Acquisition Fleet and (ii) for general corporate and working capital purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $         per common share would cause the net proceeds from this offering, after deducting the estimated underwriting discount and commissions and offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common shares we are offering. Each increase of 1.0 million common shares offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $         per common share, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common shares offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $         per common share, would decrease the net proceeds to us from this offering by approximately $         million.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash, and consolidated capitalization:

•	on an actual basis, as of September 30, 2014;

•	on an as adjusted basis as of September 30, 2014, to give effect to scheduled repayments of $3.8 million under our term bank loans; and

•	on an as further adjusted basis to give effect to:

•	the issuance of common shares in this offering by us at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

There have been no significant changes to our capitalization since September 30, 2014, as so adjusted. The information set forth in the table assumes no exercise of the underwriters’ option to purchase additional shares. Please read “Risk Factors” beginning on page 15 for a more complete discussion of risks and uncertainties that should be considered before investing in our common shares. You should read this capitalization table together with the section of this prospectus entitled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2014 (in thousands of U.S. dollars)
	Actual	As Adjusted	As Further Adjusted
Cash
Cash and cash equivalents (including restricted cash)	$17,531	13,749
Current Debt
Term bank loans	282,328	$278,546
Deferred financing costs	(4,804)	(4,804)

Total Debt	$277,524	$273,742

Shareholders’ Equity
Share capital not paid, par value $20	—	—
Additional paid-in capital	356,961	356,961
Accumulated deficit	(5,718)	(5,718)

Total shareholder’s equity	$351,243	351,243
Total capitalization	$628,767	624,985

DIVIDEND POLICY

You should read the following discussion of our dividend policy and restrictions on dividends in conjunction with specific assumptions included in this section. In addition, you should read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

We intend to pay quarterly distributions to our shareholders commencing in May 2015, out of available operating cash flow during the previous quarter as determined from time to time by our board of directors. The amount of cash available to pay dividends will depend primarily upon the amount of cash we generate from operations. The declaration and payment of dividends, if any, will be subject to the discretion of our Board of Directors and the requirements of Marshall Islands law and will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain financing on acceptable terms to execute our growth strategy, restrictive covenants in our credit facilities, including the New Credit Facility, and future loan agreements and other limitations set forth in the section of this prospectus entitled “Risk Factors.”

Any dividends paid by us will be income to a U.S. shareholder. Please see the sections of this prospectus entitled “Tax Considerations – U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders – Distributions” and “Tax Considerations – U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders – Distributions – Passive Foreign Investment Company Status and Significant Tax Consequences” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.

We are a holding company with no material assets other than the equity interests in our wholly-owned vessel-owning subsidiaries. Our ability to pay dividends, if any, in the future, depends on our subsidiaries and their ability to distribute funds to us. Our credit facilities have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the credit facility agreement. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of the credit facility without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The international tanker charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers’ ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus titled “Risk Factors” beginning on page 15.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our common shares in this offering will exceed the net tangible book value per common share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value as of September 30, 2014 was $351.2 million.

As adjusted to give effect to             , the pro forma net tangible book value as of             would have been $         million in total and $         per share.

As further adjusted to give effect to the sale by us and the Selling Shareholder of             common shares in this offering, after deducting underwriting discounts and estimated offering expenses, our pro forma net tangible book value as of             would have been $         million, or $         per common share. This represents an immediate increase in net tangible book value of $         per share to the existing shareholder and an immediate dilution in net tangible book value of $         per share to new investors.

The following table illustrates the pro forma per share dilution and appreciation at             :

Initial public offering price per share
Pro forma net tangible book value per share as of
Increase in net tangible book value attributable to new investors in this offering
Pro forma net tangible book value per share after giving effect to this offering
Dilution per share to new investors

The following table summarizes, on a pro forma basis as at September     , 2014, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by              and the number of common shares acquired from us, the total amount paid an average price per share paid by you in this offering, based upon the initial public offering price of $         per share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial and other data for the periods and as of the dates indicated, which is derived from our audited consolidated carve-out financial statements as of and for the years ended December 31, 2012 and 2013, and unaudited interim condensed consolidated carve-out financial statements as of September 30, 2014 for the nine months ended September 30, 2013 and 2014, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this prospectus. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated carve-out financial statements, and related notes thereto, included elsewhere in this prospectus. Results for the nine months ended September 30, 2014, are not necessarily indicative of results that may be expected for the full year.

	Tankships Investment Holdings Inc
(In thousands of Dollars except per share and share data)	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2012	2013	2013	2014
STATEMENT OF OPERATIONS
Total revenues	$41,037	$120,719	$88,007	$117,865
Voyage expenses	10,072	73,663	53,280	62,570
Vessels operating expenses	16,488	26,503	19,927	19,408
Depreciation	15,092	24,059	17,905	18,263
General and administrative expenses	9,710	13,029	9,728	9,242
Operating income/(loss)	(10,325)	(16,535)	(12,833)	8,382
Interest and finance costs	(6,293)	(11,203)	(8,385)	(7,947)
Interest income	5	4	3	5
Gain/(loss) on derivative instruments	10,064	32,345	24,797	(830)
Other, net	(82)	(273)	(154)	917
Total other income/ (expenses), net	3,694	20,873	16,261	(7,855)
Net Income/(Loss)	(6,631)	4,338	3,428	527
Earnings/(loss) per common share, basic and diluted	$(13,262)	$8,676	$6,856	$1,054
Weighted average number of common shares, basic and diluted	500	500	500	500

	Tankships Investment Holdings Inc.
(In thousands of Dollars except per share and share data)	As of and for the Year Ended December 31,		As of and for Nine Months Ended September 30, (unaudited)
	2012	2013	2013		2014
BALANCE SHEET DATA
Total current assets	$55,899	$67,254	$		$54,095
Total assets	584,331	682,358			650,936
Current liabilities, including current portion of long-term debt, net of deferred finance fees	237,104	309,636			299,693
Total long-term debt, including current portion, net of deferred finance fees (1)	222,131	297,965			277,524
Number of shares outstanding	500	500			500
Total stockholders’ equity	347,227	359,924			351,243
OTHER FINANCIAL DATA
Net cash provided by operating activities	4,016	19,463		19,244	30,576
Net cash provided by/(used in) investing activities	(146,298)	(115,532)		(115,541)	9
Net cash provided by/(used in) financing activities	145,563	95,284		95,806	(33,497)
EBITDA (2)	14,749	39,596		29,715	26,732
Adjusted EBITDA (2)	4,685	7,251		4,918	27,562
TANKER FLEET DATA
Average number of vessels (3)	6.3	9.9		9.8	10
Total voyage days (4)	2,293	3,598		2,678	2,730
Total calendar days (5)	2,293	3,598		2,678	2,730
Fleet utilization (6)	100%	100%		100%	100%

(In Dollars)
AVERAGE DAILY RESULTS
Time charter equivalent (7)	$13,504	$13,078		$12,968	$20,255
Vessel operating expenses (8)	$7,191	$7,366		$7,441	$7,109

(1)	The Company has classified bank loans as current liabilities due to the cross default provisions contained in all bank loan agreements to which DryShips acts as guarantor and was not in compliance with certain financial covenants. Following the consummation of this offering, the current debt provision will be eliminated and the vast majority of the Company’s debt will be classified as non-current.
(2)	EBITDA, a non-U.S. GAAP measure, represents net income/(loss) before interest (net of interest income), taxes, depreciation and amortization. Adjusted EBITDA, a non-U.S. GAAP measure, represents EBITDA, as defined, plus gain/loss on derivative instruments. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net income/ (loss) or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are a basis upon which we measure our operations. Please see below for a reconciliation of EBITDA and Adjusted EBITDA to net income/(loss), the most directly comparable financial measure calculated in accordance with U.S. GAAP.

	Tankships Investment Holdings Inc.
(Dollars in thousands)	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2012	2013	2013	2014
Net income/(loss)	(6,631)	4,338	3,428	527
Add: Net interest expense	6,288	11,199	8,382	7,942
Add: Depreciation	15,092	24,059	17,905	18,263

EBITDA	14,749	39,596	29,715	26,732
Add: (Gain)/loss on interest rate swaps, net	(10,064)	(32,345)	(24,797)	830

Adjusted EBITDA(2)	4,685	7,251	4,918	27,562

(3)	Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was part of the fleet during the period, divided by the number of calendar days in that period.
(4)	Total voyage days are the total days the vessels were in our possession for the relevant period net of off-hire days associated with dry dockings or special or intermediate surveys.
(5)	Calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, dry dockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that the vessels were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

	Tankships Investment Holdings Inc.
(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2012	2013	2013	2014
Voyage revenues	$41,037	$120,719	$88,007	$117,865
Voyage expenses	10,072	73,663	53,280	62,570
Time charter equivalent revenues	30,965	47,056	34,727	55,295
Total voyage days	2,293	3,598	2,678	2,730
Time charter equivalent (TCE) rate	13,504	13,078	12,968	20,255

(8)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Consolidated Financial and Other Data” and the accompanying consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Please read “Risk Factors” and “Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

OVERVIEW

We are an international shipping company providing worldwide seaborne transportation of crude oil petroleum. We are incorporated in the Republic of the Marshall Islands and prior to this offering we were a wholly-owned subsidiary of DryShips Inc., or DryShips, an international provider of ocean transportation services for drybulk cargoes and, through its majority ownership of Ocean Rig UDW Inc., offshore drilling services. Our current fleet consists of 10 crude oil tankers, comprised of four Suezmax tankers and six Aframax tankers having an aggregate deadweight tonnage of over 1.3 million and an average age of approximately 2.5 years, which we refer to as our Existing Fleet. We will also enter into agreements conditioned upon the completion of this offering with one entity related to our Chairman, President and Chief Executive Officer, Mr. George Economou, and with two entities each beneficially owned by a former wife of Mr. Economou, to acquire three additional crude oil tankers, which we refer to as our Acquisition Fleet. The tankers in the Acquisition Fleet are considered by the shipping industry as eco-ships. Eco-ships have an optimized hull form and lower speed fuel efficient engine, which is aimed at reducing fuel consumption. We expect to take delivery of the vessels in our Acquisition Fleet between March 1, 2015 and April 30, 2015. We intend to finance the purchase of our Acquisition Fleet with a portion of the net proceeds of this offering, newly issued common shares and proceeds from our New Credit Facility described below. We refer to our Existing Fleet and our Acquisition Fleet collectively as our Combined Fleet.

We are purchasing the three vessels in our Acquisition Fleet from three separate sellers. The first seller is beneficially owned by Mr. George Economou, who will serve as our Chairman, President and Chief Executive Officer upon the consummation of this offering. The sellers of the second and third vessels in the Acquisition Fleet are beneficially owned, respectively, by Mr. Economou’s former wives. The terms of the purchase of these three vessels are set forth in separate memoranda of agreements, or MOAs. These MOAs must be approved by our board of directors and by the independent members of the board of directors of DryShips. Under the MOAs, the purchase price of the three vessels is $209.0 million in the aggregate, of which $115.7 million will be payable in cash and $93.3 million will be payable in our common shares, calculated at the price of our common shares to the public in this offering. We and the board of directors of DryShips will receive a broker’s appraisal that the purchase prices for each of the three vessels under the MOAs are at fair market value.

In addition, pursuant to an omnibus agreement that we will enter into with Mr. Economou at or prior to the closing of this offering, the Omnibus Agreement, Mr. Economou will grant us the option to purchase any tanker currently owned or acquired through the second anniversary of this offering, by Mr. Economou or Related Entities, at the market value of the tanker at the time we exercise our purchase option. The market value of the tankers in the Optional Fleet will be calculated based on the average valuations of two independent brokers, and if the difference in valuation is more than 10%, then the price will be determined based on one valuation from a third independent broker. In addition, Mr. Economou, on behalf of himself and the Related Entities, have granted us a right of first refusal to purchase any tanker in the Optional Fleet that Mr. Economou, or any of the Related Entities, proposes to sell to a third party on the same or substantially similar terms.

We expect to enter into the New Credit Facility with              in the amount of approximately $400 million, the proceeds of which will be used to fully refinance the existing bank debt of our Existing Fleet, as well as to partially finance the acquisition costs of the Acquisition Fleet.

Factors Affecting our Future Results of Operations

We believe that the most important measures for analyzing trends in the results of our future operations consist of the following:

•	Vessel Revenues: Vessel revenues primarily include revenues from spot charters. Vessel revenues are affected by spot rates and the number of days a vessel operates. Revenues from vessels or spot charters in pools are more volatile than those on time-charters, as they are typically tied to prevailing market rates.

•	Voyage related and vessel operating costs: Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the Company under voyage charter arrangements, except for commissions, which are either paid for by the Company or are deducted from the freight revenue. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

•	Depreciation: Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels.

•	Dry Docking: We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is required to be dry docked every 30 to 36 months. We directly expense costs incurred during dry docking and costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry docking expenditures.

•	Time Charter Equivalent Rates: Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of voyage days in the period.

•	Voyage Days: Voyage days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or dry dockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

•	Average Number of Vessels: Historical average number of vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Management Fees to Related Party

Since January 1, 2011, our Manager, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, has provided the commercial and technical management functions of our tankers, including technical supervision, while our tankers were under construction, pursuant to separate management agreements entered into with our Manager for each of our tankers. See “Certain Relationships and Related Party Transactions – Cardiff Tankers Inc.” and “ – Management Agreements – Tankers.”

Lack of Historical Operating Data for Vessels Before Their Acquisition

Although vessels are generally acquired free of charter, we may acquire some vessels with time charters. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (called a novation agreement) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel to the extent the vessel’s capitalized cost would not exceed its fair value without a time charter. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate for an equivalent vessel and the contracted charter rate. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our tankers; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our tankers.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and periods of charterhire for our tankers;

•	levels of tanker operating expenses;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Period over Period Comparison

Unless otherwise specified herein, references to the “Company” or “we” refer to Tankships Investment Holdings Inc. Predecessor and its applicable subsidiaries. The following management’s discussion and analysis should be read in conjunction with our consolidated carve-out Financial Statements and related notes included herein.

Results of Operations

Nine-months ended September 30, 2014 compared to the nine-months ended September 30, 2013.

Selected Financial Data

(Expressed in thousands of U.S. Dollars)

	Nine-month period ended		Change
	September 30, Unaudited
	2013	2014	Amount	%
REVENUES:
Voyage revenues	$88,007	$117,865	$29,858	33.9%

Total Revenues	88,007	117,865	29,858	33.9%

EXPENSES:
Voyage expenses	53,280	62,570	9,290	17.4%
Vessel operating expenses	19,927	19,408	(519)	(2.6)%
Depreciation	17,905	18,263	358	2.0%
General and administrative expenses	9,728	9,242	(486)	(5.0)%

Operating income/ (loss)	(12,833)	8,382	21,215	165.3%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(8,385)	(7,947)	438	(5.2)%
Interest income	3	5	2	66.6%
Gain/ (loss) on derivative instruments	24,797	(830)	(25,627)	(103.3)%
Other, net	(154)	917	1,071	695.5%

Total other income/ (expenses), net	16,261	(7,855)	(24,116)	(148.3)%

NET INCOME	3,428	527	(2,901)	(84.6)%

Revenues

Voyage revenues increased by $29.9 million, or 34.0%, to $117.9 million for the nine-month period ended September 30, 2014, as compared to $88.0 million for the nine-month period ended September 30, 2013. An increase of $28.2 million, or 32.1%, is attributable to higher hire rates during the nine-month period ended September 30, 2014, as compared to the relevant period in 2013. Moreover, an additional increase of $1.7 million or 1.9% is attributable to the increase in voyage days by 52, from 2,678 days to 2,730 days, during the nine-month period ended September 30, 2014, as compared to the nine-month period ended September 30, 2013.

Voyage expenses

Voyage expenses increased by $9.3 million, or 17.4%, to $62.6 million for the nine-month period ended September 30, 2014, as compared to $53.3 million for the nine-month period ended September 30, 2013. The increase relates to the respective increase in the bunker expenses.

Vessel operating expenses

Vessels’ operating expenses decreased by $0.5 million, or 2.5%, to $19.4 million for the nine-month period ended September 30, 2014, as compared to $19.9 million for the nine-month period ended September 30, 2013. The decrease is mainly due to the increased initial expenses incurred during the nine month period ended September 30, 2013, for the delivery of three vessels Alicante, Mareta, Bordeira.

Depreciation

Depreciation expense slightly increased by $0.4 million, or 2.2%, to $18.3 million for the nine-month period ended September 30, 2014, as compared to $17.9 million for the nine-month period ended September 30, 2013, due to the increase of the average number of vessels, which was 10 for the nine-month period ended September 30, 2014 and 9.8 for the nine-month period ended September 30, 2013.

General and administrative expenses

General and administrative expenses slightly decreased by $0.5 million, or 5.2%, to $9.2 million for the nine-month period ended September 30, 2014, compared to $9.7 million for the nine-month period ended September 30, 2013, due to the increase of the average number of vessels, which was 10 for the nine-month period ended September 30, 2014 and 9.8 for the nine-month period ended September 30, 2013 and the resulting increase in management fees.

Interest and finance costs

Interest and finance costs slightly decreased by $0.5 million, or 6.0%, to $7.9 million for the nine-month period ended September 30, 2014, as compared to $8.4 million for the nine-month period ended September 30, 2013, due to the lower average interest paid and lower average level of debt.

Interest income

There was no significant interest income earned during the relevant periods.

Gain/loss on derivative instruments

Loss on derivative instruments of $0.8 million was realized for the nine-month period ended September 30, 2014, as compared to a gain of $24.8 million for the nine-month period ended September 30, 2013. The loss for the nine-month period ended September 30, 2014, was mainly due to mark to market losses of outstanding interest rate swap positions while the gain for the nine-month period ended September 30, 2013, was mainly due from FFAs.

Other, net

Other, net amounted to a gain of $0.9 million for the nine-month period ended September 30, 2014, as compared to a loss of $0.2 million for the nine-month period ended September 30, 2013. The increase is mainly due to foreign currency exchange rate differences.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2012	2013	Change
REVENUES:
Voyage revenues	$41,037	$120,719	$79,682	194.2%

EXPENSES:
Voyage expenses	10,072	73,663	63,591	631.4%
Vessel operating expenses	16,488	26,503	10,015	60.7%
Depreciation	15,092	24,059	8,967	59.4%
General and administrative expenses	9,710	13,029	3,319	34.2%

Operating loss	(10,325)	(16,535)	(6,210)	60.1%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(6,293)	(11,203)	(4,910)	78.0%
Interest income	5	4	(1)	(20.0)%
Gain on interest rate swaps	10,064	32,345	22,281	221.4%
Other, net	(82)	(273)	(191)	232.9%

Total other income, net	3,694	20,873	17,179	465.1%

NET INCOME/ (LOSS)	$(6,631)	$4,338	$10,969	(165.4)%

Revenues

Voyage revenues increased by $79.7 million, or 194.4%, to $120.7 million for year ended December 31, 2013, as compared to $ 41.0 million for year ended December 31, 2012. The increase is attributable to a larger fleet in the year ended 2013 comprised of ten vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi, Lipari, Alicante, Mareta and Bordeira), as compared to a fleet comprised of seven vessels (Belmar, Saga, Vilamoura, Daytona, Calida, Petalidi and Lipari) in the year ended December 31, 2012. The significant increase in revenues in 2013 is also attributable to the fact that the tankers were mainly operated under voyage charters in 2013 as compared to the relevant period in 2012, where tankers were operated under pool agreements.

Voyage expenses

Voyage expenses increased by $63.6 million, or 629.7%, to $73.7 million for the year ended December 31, 2013, as compared to $10.1 million for the year ended December 31, 2012. The increase is attributable to a larger fleet in the year ended December 31, 2013, comprised of ten vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi, Lipari, Alicante, Mareta and Bordeira), as compared to a fleet comprised of seven vessels (Belmar, Saga, Vilamoura, Daytona, Calida, Lipari and Petalidi ) in the year ended December 31, 2012. The increase also relates to the respective increase in voyage revenues and the significant increase in bunker expenses in 2013 due to the fact that the tankers operated under voyage charters under which bunker expenses are paid by the Company.

Vessel operating expenses

Vessels operating expenses increased by $10.0 million, or 60.6%, to $26.5 million for the year ended December 31, 2013, as compared to $16.5 million for the year ended December 31, 2012. The increase is attributable to a larger fleet in the year ended December 31, 2013, comprised of ten vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi, Lipari, Alicante, Mareta and Bordeira), as compared to a fleet comprised of seven vessels (Belmar, Saga, Vilamoura, Daytona, Calida, Lipari and Petalidi) in the year ended December 31, 2012.

Depreciation

Depreciation and amortization expense increased by $9.0 million, or 59.6%, to $24.1 million for the year ended December 31, 2013, as compared to $15.1 million for the year ended December 31, 2012. The increase is attributable to a larger fleet of depreciable vessels for the year ended December 31, 2013, as compared to the same period of 2012.

General and administrative expenses

General and administrative expenses increased by $3.3 million, or 34.0%, to $13.0 million for the year ended December 31, 2013, compared to $9.7 million for the year ended December 31, 2012. The increase is attributable to the increase in management fees due to a larger fleet in the year ended December 31, 2013, comprised of ten vessels as compared to a fleet comprised of seven vessels in the year ended December 31, 2012.

Interest and finance costs

Interest and finance costs increased by $4.9 million, or 77.8% to $11.2 million for the year ended December 31, 2013, as compared to $6.3 million for the year ended December 31, 2012. The increase is mainly due to increased finance costs resulting from higher average debt due to the delivery of the vessels Alicante, Mareta and Bordeira during 2013.

Interest income

There was no significant interest income earned during the relevant periods.

Gain on derivative instruments

Gains on derivative instruments increased by $22.2 million, or 219.8% to $32.3 million gain for the year ended December 31, 2013, as compared to gains amounting to $10.1 million for the year ended December 31, 2012. The gain for the year ended December 31, 2013, was mainly due to mark to market gains of outstanding swap positions and FFAs.

Other, net

Other, net amounted to a loss of $0.3 million for the year ended December 31, 2013, as compared to a loss of $0.08 million for the year ended December 31, 2012.

Liquidity and Capital Resources

Nine Months ended September 30, 2014

As of September 30, 2014, we had cash and cash equivalents of $0.5 million and $17.1 million of restricted cash related to (i) bank deposits which are used to fund the loan installments coming due, or retention accounts, and (ii) required minimum cash and cash equivalents, or minimum liquidity.

Our cash and cash equivalents decreased by $2.9 million, or 85.3%, to $0.5 million as of September 30, 2014, compared to $3.4 million as of December 31, 2013 and our restricted cash remained the same as of September 30, 2014 and December 31, 2013. The decrease in our cash and cash equivalents was mainly due to loan repayments and payments of financing fees of $21.7 million and the decrease in invested equity by $11.8 million, which were partly offset by net cash provided by operating activities amounting to $30.6 million. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). As of September 30, 2014, the Company’s current liabilities exceeded its current assets by $245.6 million, compared to a working capital deficit of $242.4 million as of December 31, 2013. The increase in our working capital deficit by $3.2 million for the nine-month period ended September 30, 2014, is primarily due to the decrease in the trade accounts receivables and amounts due from related parties offset by the decrease in the current portion of long-term debt. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt incurrence or equity issuances.

Since our formation, our principal source of funds has been equity provided by our stockholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements and principal repayments on outstanding loan facilities.

As of September 30, 2014, we had total indebtedness of $277.5 million (net of deferred finance fees). Our total indebtedness decreased by $20.5 million, or 6.9%, to $277.5 million (net of deferred finance fees) as of September 30, 2014, from $298.0 million (net of deferred financing costs) as of December 31, 2013, mainly due to the loan principal payments.

At December 31, 2013, we were not in compliance with a financial covenant contained in DryShips’ guarantee under certain of our debt agreements with an outstanding balance of $219.9 million. During 2014, we entered into supplemental agreements to these debt agreements to obtain waivers for such financial covenant until December 31, 2014. As of September 30, 2014, we were in compliance with the financial covenants contained in our loan agreements, while DryShips, acting as a guarantor in our loan agreements, was in breach of certain financial covenants, contained in its loan agreements. Even though as of the date of this prospectus none of the lenders have declared an event of default under the loan agreements, these breaches constitute potential events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements in which DryShips acts as guarantor, we have classified the respective bank loans amounting to $282.3 million as current liabilities, and, consequently, we reported a working capital deficit of $245.6 million at September 30, 2014.

Cash flows

Net cash provided by operating activities was $30.6 million for the nine-month period ended September 30, 2014. In determining net cash provided by operating activities for the nine-month period ended September 30, 2014, net income was adjusted for the effects of certain non-cash items including $18.3 million of depreciation, $1.2 million of amortization of deferred financing costs. Moreover for the nine-month period ended September 30, 2014, net income was also adjusted for the effects of non-cash items such as the loss in the change in fair value of derivatives of $0.8 million and other non-cash items amounting to $2.6 million. Net cash provided by operating activities was $30.6 million for the nine-month period ended September 30, 2014 in relation to $19.2 million for the nine-month period ended September 30, 2013.

Net cash provided by investing activities was $0 million for the nine-month period ended September 30, 2014. Net cash used in investing activities was $115.5 million for the nine-month period ended September 30, 2013, which was due to payments for vessel acquisitions and improvements.

Net cash used in financing activities was $33.5 million for the nine-month period ended September 30, 2014, consisting mainly of the $21.7 million in payments for financing costs and loan repayments and stockholder contributions of $11.8 million. Net cash provided by financing activities was $95.8 million for the nine-month period ended September 30, 2013, consisting mainly of $113.4 million in proceeds from our long-term debt facilities which were offset by $17.5 million in payments of financing costs and loan repayments and stockholder contributions of $0.1 million.

Year ended December 31, 2013

As of December 31, 2013, we had cash and cash equivalents of $3.4 million. Our cash and cash equivalents decreased by $0.8 million, or 19.0%, to $3.4 million as of December 31, 2013, compared to $4.2 million as of December 31, 2012, primarily due to net cash used in investing activities.

As of December 31, 2013, we had total indebtedness of $298.0 million (net of deferred finance fees). Our total indebtedness increased by $75.9 million, or 34.2%, to $298.0 million (net of deferred finance fees) as of December 31, 2013, from $222.1 million (net of deferred finance fees) as of December 31, 2012, mainly due to the drawdown of the full amount available under the facility we had entered into on October 24, 2012, as of December 31, 2013.

At December 31, 2013, we were not in compliance with a financial covenant contained in DryShips’ guarantee under certain of our debt agreements with an outstanding balance of $219.9 million. During 2014, we entered into supplemental agreements to these debt agreements to obtain waivers for such financial covenant until December 31, 2014. As of December 31, 2013, DryShips, acting as a guarantor in our loan agreements, was in breach of certain financial covenants, contained in its loan agreements. Even though as of the date of approval of the consolidated carve-out financial statements, none of the lenders have declared an event of default under the loan agreements, these breaches constitute potential events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements in which DryShips acts as guarantor, we have classified the respective bank loans amounting to $304.0 million as current liabilities, and, consequently, we reported a working capital deficit of $242.4 million at December 31, 2013.

DryShips is currently in negotiations with its lenders to obtain waivers, waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that DryShips and the Company pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations, from financing activities and cash injections from DryShips.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $ 242.4 million as of December 31, 2013, compared to a working capital deficit of $181.2 million as of December 31, 2012. The deficit increase is mainly due to the increase in the current portion of long term debt partially offset by the increase in trade accounts receivable and the decrease in accrued liabilities.

Our practice has been to acquire tankers using a combination of funds received from our shareholders and bank debt secured by mortgages on our assets. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of vessels, none older than 15 years, and the selective sale of older vessels. Our current business strategy includes additional growth through the acquisition of new and secondhand vessels, including the exercise of our option to acquire the Optional Fleet. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

Cash flows

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $15.5 million, or 387.5%, to $19.5 million for the year ended December 31, 2013, compared to $4.0 million for the year ended December 31, 2012. This increase is primarily attributable to the increased revenues.

Net Cash Used In Investing Activities

Net cash used in investing activities was $115.5 million for the year ended December 31, 2013. The Company made payments of $115.6 million for vessel acquisitions and improvements.

Net cash used in investing activities was $146.3 million for the year ended December 31, 2012. The Company made payments of approximately $138.8 million for asset acquisitions, payments of yard installments and improvements and minimum cash deposits required by our lenders, increased by $7.5 million.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $95.3 million for the year ended December 31, 2013, consisting mainly of the borrowings of $113.4 million under our long term debt facilities and the net proceeds of $3.9 million from stockholder contributions, which were offset by $22.0 million in aggregate, payments for financing costs and repayments of debt under our long-term debt facilities.

Net cash provided by financing activities was $145.6 million for the year ended December 31, 2012, consisting mainly of the borrowings of $109.0 million under our long term debt facilities and the net proceeds of $52.5 million from stockholder contributions, which were offset by $16.0 million in aggregate, payments for financing costs and repayments of debt under our long-term debt facilities.

Financing activities

Long-term debt

At December 31, 2013 we were not in compliance with a financial covenant contained in DryShips’ guarantee under certain of our debt agreements with an outstanding balance of $219.9 million. During 2014, we entered into supplemental agreements to these debt agreements to obtain waivers for such financial covenant until December 31, 2014. As of September 30, 2014, we were in compliance with the financial covenants contained in our loan agreements, while DryShips, acting as a guarantor in our loan agreements, was in breach of certain financial covenants, contained in its loan agreements. Even though as of to date none of the lenders have declared an event of default under the loan agreements, these breaches constitute potential events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements in which DryShips acts as guarantor, we have classified the respective bank loans amounting to $282.3 million as current liabilities and, consequently, we reported a working capital deficit of $245.6 million at September 30, 2014.

We cannot guarantee that DryShips will be able to obtain lenders’ waiver or consent, or extensions of existing waivers, with respect to the aforementioned noncompliance under DryShips credit facilities, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that will be able to refinance or restructure any such indebtedness. If DryShips fails to remedy, or obtain a waiver of the breaches of the covenants discussed above, its lenders may accelerate DryShips indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our credit facilities. If our indebtedness is accelerated, it will be challenging in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. We expect that our New Credit Facility will not have DryShips as a guarantor and thus we expect to be in compliance with our covenants under our facilities.

Management expects that the lenders will not demand payment of the loans under which Dryships was in breach as of September 30, 2014, before their maturity, provided that scheduled loan installments are paid and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to fund the loan interest and scheduled loan repayments with cash expected to be generated from operations and from financing activities. In addition, if conditions in the tanker markets decline from current levels and the market value of our vessels decline even further, we may seek to restructure our outstanding indebtedness. For more information, see Note 7 to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2014.

The annual principal payments required to be made after September 30, 2014, including balloon payments, totaling $282.3 million due through September 30, 2015, are as follows:

Twelve months ending	Total (in thousands)
September 30, 2015	$282,328
Total principal payments	282,328
Less: Financing fees	(4,804)

Total debt	$277,524

New Credit Facility

At or prior to the closing of this offering, we expect to enter into definitive documentation for our New Credit Facility totaling approximately $400 million. We will use the proceeds of the New Credit Facility to fully refinance the existing bank debt of our Existing Fleet, as well as to partially finance the acquisition costs of the Acquisition Fleet.

We expect our New Credit Facility will allow for borrowings of approximately $400 million with a 7 year term. Upon signing the New Credit Facility, we expect we will be committed to pay an arrangement fee of 1% of the total amount under the facility. The borrowers under the New Credit Facility will be the 13 vessel-owning companies and the Company will be the primary guarantor of the debt. The New Credit Facility will be secured by a first priority lien on the Combined Fleet. We expect to draw down the entire amount under our New Credit Facility to fully refinance the existing bank debt on our Existing Fleet which has a cumulative outstanding loan balance of $280 million as of December 1, 2014, and the remainder to partially finance the acquisition costs of the Acquisition Fleet. We expect that under the terms of our New Credit Facility the principal amount will be repayable in 28 consecutive quarterly installments commencing three months after the last drawdown and a final balloon payment of $220.6 million payable together with the last installment. We expect our New Credit Facility will be effective as of the closing of this offering and will bear interest at LIBOR plus a margin.

Under our New Credit Facility we expect that we will be subject to the following financial and other covenants:

(i)	an event of default has occurred or will occur as a result of the payment of dividends;

(ii)	Minimum value to loan ratio of 125%;

(iii)	Minimum book equity ratio of 35%;

(iv)	Current assets minus current liabilities > 0, with current liabilities to exclude current portion of long-term debt maturing up to 6 months after calculation date; and

(v)	our EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted for non-cash gains or losses on asset sales adding back vessel survey expenses to net interest expense is less than 1.5x on a trailing four quarter basis and adjusted for non-cash losses or gains on asset sales.

Our ability to pay dividends to our shareholders will be subject to our ability to satisfy financial and other covenants described above.

Contractual obligations

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2014:

Obligations	Total	Less than 1 year
(U.S. Dollars in thousands)
Loan payments	282,328	282,328
Interest payments (1)	1,969	1,969

Total	284,297	284,297

Loan and interest repayments as per original terms of loan agreements	Total	Less than 1 year	1-3 years	3-5 years
(U.S. Dollars in thousands)
Loan payments	282,328	26,065	110,648	145,615
Interest payments (1)	36,611	9,615	17,567	9,429

Total	318,939	35,680	128,215	155,044

(1)	Based on assumed interest rate (margin plus expected libor) ranging from 3.3% to 4.5%.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. On an ongoing basis, we evaluate our estimates, including those related to bad debts, materials and supplies obsolescence, investments, property and equipment, intangible assets and goodwill, income taxes, pensions and share based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Vessels’ Depreciation

We record the value of our vessels at their cost, which consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage. Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Based on market practice, we estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $250 per lightweight ton. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Impairment of Long Lived Assets

The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels, by obtaining vessel appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned dry docking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization excluding off-hire days, of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, in accordance with the Company’s vessels’ depreciation policy. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. The Company’s analysis also involves sensitivity tests on the time charter rates, (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated no impairment on any of its vessels.

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. The 10 year average rates used in the impairment testing of the Company’s shipping segment as of December 31, 2013 were $33,440 for tankers. In comparison, based on available market data, the Company estimates the average daily time charter equivalent rates in effect as of December 31, 2013 were $57,377 for tankers.

As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2011, 2012 and 2013.

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Set forth below is an analysis that shows the impact on the Company’s impairment analysis, if the Company were to utilize the most recent five year, three year or one year historical average rates for similar vessels for purposes of estimating future cash flows for unfixed days over the remaining life of the vessel.

	2013
Level of impairment	5 year	3 year	1 year

Vessels	117,458	117,458	117,458

Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company’s revenue and profitability, and future assessments of vessel impairment.

Revenue and Related Expenses

Voyage charters: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period.

Voyage related and vessel operating costs: Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under voyage charter arrangements, voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the Company, except for commissions, which are either paid for by the Company or are deducted from the freight revenue. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the voyage or charter period.

Financial Instruments

The Company designates its derivatives based upon guidance on accounting for derivative instruments and hedging activities which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

Hedge Accounting: At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of accumulated other comprehensive income/(loss) in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of operations. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

Other Derivatives: Changes in the fair value of derivative instruments including FFAs that have not been designated as hedging instruments are reported in current period earnings.

THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the international oil tanker shipping industry, has been provided by Drewry. Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Overview

The maritime shipping industry is fundamental to international trade. It is the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods around the world. In turn, the oil tanker shipping industry represents a vital link in the global energy supply chain, given its ability to carry large quantities of crude oil over long distances.

The oil tanker shipping industry is primarily divided between crude tankers, that carry either crude oil or residual fuel oil, and product tankers that carry refined petroleum products, or products. The following review focuses on the crude fleet and in particular on Aframax and Suezmax tankers.

In broad terms, demand for crude oil traded by sea is principally affected by world and regional economic growth, and by other factors such as the location of oil refinery capacity and differentials in regional oil prices. Overall, there is a close relationship between changes in the level of economic activity and the volume of crude oil moved by sea (see chart below).

World GDP and Crude Oil Seaborne Trade

(Percent change year on year)

(1)	GDP/Trade – provisional assessments

Source: Drewry

The volume of crude oil moved by sea was affected by the economic recession in 2008/2009, but since then renewed growth in the world economy and in oil demand has had a positive impact on trade. Oil demand has benefitted from strong economic growth in Asia, especially in China, which has seen domestic oil consumption grow by a CAGR of 6.1% from 2003 to 2013.

Per capita oil consumption in developing countries is generally low and this will help underpin demand going forward, although it should be noted that oil consumption in developed OECD economies has declined by a small amount over the last decade.

In 2013, total seaborne trade in crude oil was equivalent to 2.1 billion tons and in the period 2003 to 2013 it grew by a CAGR of 0.8%. However, differences in the level of regional oil consumption, as well as shifts in the location of global refinery capacity from the developed to the developing world, have brought about significant changes in the geographical pattern of crude oil movements.

Long haul crude oil trades, such as West Africa to China have grown at a faster rate than trade as whole, and as such, crude tanker demand expressed in terms of ton miles grew by a CAGR of 1.9% from 2003 to 2013, twice the rate of overall trade growth.

Seaborne Crude Oil Trade and Crude Oil Tanker Demand

Source: Drewry

Supply in the tanker sector, measured in terms of deadweight (dwt) cargo carrying capacity, is primarily influenced by the size of the existing fleet, the rate of deliveries of newbuildings from tanker orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion. After a period of rapid expansion, supply growth in the tanker sector is moderating, with the overall tanker fleet growing by just 1.6% in 2013.

New tanker orders in the period 2010-2013 were limited due to lack of available bank financing and a weak freight rate environment, which has contributed to the total crude oil tanker orderbook declining to 12.2% of the existing global crude oil tanker fleet capacity as of November 2014, compared with nearly 50% of the existing fleet at its recent peak in 2008.

Although new ordering has picked up in 2014, supply growth in the crude tanker sector as a whole is likely to remain low in 2014 and 2015. Net changes in the size of the crude oil tanker fleet based on carrying capacity in the period January 2003 to November 2014 are shown in the chart below.

Net Changes (%) in the Size of the Crude Tanker Fleet (1)

(1)	Based on Dwt, through November 30, 2014

Source: Drewry

Freight rates have increased recently due to a number of factors, including: (i) increased global demand for oil driven by emerging markets, (ii) longer voyage distances as a result of changing oil trading patterns, and (iii) moderate growth in vessel supply as a result of a declining tanker orderbook and increased scrapping activity. In 2014, average time charter equivalent, or TCE, rates for Aframax, Suezmax and VLCC tankers are substantially higher than average rates in 2013.

Crude Oil Tanker Time Charter Equivalent (TCE) Rates (1)

(US$ Per Day)

	2004-2013			2013	2014 (3)
	Average	High	Low (2)	Average	Average
Aframax	20,764	80,600	-7,800	12,000	32,182
Suezmax	30,133	127,300	-800	7,500	18,145

VLCC	45,474	212,400	-7,000	12,583	19,736

(1)	Rates for Aframax North West Europe–North West Europe :Suezmax W.Africa–Caribs/U.S. Eastern Seaboard (USES includes U.S. Atlantic and U.S. Gulf coasts); VLCC: Middle East Gulf–Japan
(2)	TCE rates are based on normal sailing speeds/consumption. In weak freight markets this can theoretically lead to negative rates, but in most cases this is avoided by reducing sailing speeds and fuel consumption
(3)	Through November 30, 2014

Source: Drewry

The improvement in freight rates and a generally more positive market sentiment have also had a positive impact on newbuilding and secondhand vessel values. For example, in November 2014, a five year old Suezmax tanker was valued at $57 million, which is an equivalent to an increase of 35% on November 2013. However, it is worth noting that secondhand tanker values are still below long term averages.

World Oil Demand and Production

Oil accounts for approximately one third of global energy consumption. World oil demand has increased steadily over the past 15 years, with the exception of 2008 and 2009. In 2013, demand increased to 91.4 million barrels per day (bpd), which represents a 1.3% increase from 2012 and 6.9% higher than the recent low recorded in 2009. Provisional estimates suggest that world oil demand in 2014 will be 92.8 million bpd, 1.5% up on 2013.

In recent years, growth in oil demand has been largely driven by developing countries in Asia, specifically growing Chinese consumption. Conversely, demand for oil in North America and Europe has been in decline (see chart below). In Asia, the Middle East, Africa and Latin America, oil consumption during the period from 2003 to 2013 grew at CAGR rates in excess of 3%, and in the case of China, the CAGR was 6.1%. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances, as more oil is being transported on longer haul routes and these underlying trends are expected to continue.

World Oil Demand 2003-2013

(Million Barrels Per Day)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR % 2003-2013
North America	24.5	25.3	25.5	25.4	25.5	24.2	23.7	24.1	24.0	23.6	24.0	-0.2%
Europe – OECD	15.4	15.6	15.5	15.5	15.3	15.4	14.7	14.7	14.3	13.8	13.6	-1.2%
Pacific	8.7	8.5	8.6	8.5	8.4	8.0	8.0	8.1	8.1	8.6	8.4	-0.4%

Total OECD	48.6	49.4	49.6	49.4	49.2	47.6	46.4	46.9	46.4	46.0	46.1	-0.5%

Former Soviet Union	3.6	3.7	3.8	3.9	4.2	4.2	4.0	4.2	4.4	4.5	4.6	2.5%
Europe – Non OECD	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.7	-0.3%
China	5.6	6.4	6.6	7.0	7.6	7.9	7.9	8.9	9.2	9.8	10.1	6.1%
Asia (exc China)	8.1	8.6	8.8	8.9	9.5	9.7	10.3	10.9	11.1	11.4	11.7	3.8%
Latin America	4.7	4.9	5.0	5.2	5.7	5.9	5.7	6.0	6.3	6.4	6.6	3.4%
Middle East	5.4	5.8	6.1	6.5	6.5	7.1	7.1	7.3	7.4	7.7	8.0	4.0%
Africa	2.7	2.8	2.9	3.0	3.1	3.2	3.4	3.5	3.4	3.7	3.7	3.3%

Total Non-OECD	30.8	32.9	33.9	35.2	37.4	38.7	39.1	41.5	42.5	44.1	45.4	4.0%

World Total	79.4	82.3	83.5	84.6	86.6	86.3	85.5	88.4	88.9	90.1	91.4	14%

Source: Drewry

Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, rising demand for oil will have to be satisfied by increased imports. Chinese per capita consumption of oil is currently less than one fifth of the United States (U.S.) per capita consumption, and in the case of India it is approximately one tenth of US consumption.

Oil Consumption Per Capita: 2013

(Tons per Capita)

Global trends in oil production have naturally followed the growth in oil demand, allowing for the fact that changes in the level of oil inventories also play a part in determining final production levels. Proven global oil reserves in 2014 are approximately 1,650 billion barrels, approximately 50 times current rates of production.

Oil reserves tend to be located in regions far from the major consuming countries and the distance between points of production and points of consumption drives demand for crude tanker shipping. In this respect one important trend in recent years has been the development of tight or shale oil reserves in the U.S. which has had a positive impact on U.S. domestic oil production, but a negative impact on the volume of U.S. crude oil imports.

Nevertheless, much of the oil from West Africa and the Caribbean that was historically imported by the U.S. is now shipped to China, which has had a beneficial impact on tanker demand due to the longer distances over which the oil travels.

World Oil Production 2003-2013

(Million Barrels Per Day)

	2003	2004	2005	2006	2007	2008	2009	2010	2911	2012	2013	CAGR – % 2003-2013
N. America	14.6	14.6	14.1	14.2	14.3	13.9	13.6	14.1	14.6	15.8	17.1	l.6%
Former Soveit Union	10.3	11.2	11.6	12.1	12.8	12.8	13.3	13.5	13.6	13.7	13.9	3.0%
OPEC	30.7	33.0	34.2	34.4	35.5	37.0	34.0	34.6	35.6	37.6	36.8	1.8%
Asia	6.0	6.3	6.3	6.4	6.4	6.4	7.5	7.8	7.8	7.8	7.7	2.5%
Other	18.1	18.0	18.3	18.1	16.6	16.4	17.0	17.3	6.8	16.0	16.0	-1.2%
Total	79.7	83.1	84.5	85.2	85.6	86.5	85.4	87.3	88.4	90.9	91.5	1.4%

Source: Drewry

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput is moving from the developed to the developing world. The changes that have occurred in the period 2008 to 2013 are summarised below.

Refinery Throughput 2003-2013

(‘000 Barrels Per Day)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR% 2003-2013
North America	18,619	18,868	18,518	18,484	18,460	17,879	17,502	17,740	17,707	17,993	18,301	-0.2%
S. & Cent. America	5,009	5,401	5,380	5,334	5,456	5,369	4,900	4,850	5,053	4,657	4,786	-0.5%
Europe & Eurasia	19,920	20,371	20,736	20,783	20,716	20,635	19,509	19,627	19,491	19,538	19,142	-0.4%
Middle East	5,602	5,796	6,008	6,300	6,397	6,396	6,241	6,338	6,517	6,388	6,353	1.3%
Africa	2,301	2,304	2,491	2,372	2,372	2,457	2,292	2,449	2,169	2,206	2,177	-0.6%
Australasia	823	820	757	749	767	756	762	756	789	779	735	-1.1%
China	4,823	5,382	5,916	6,155	6,563	6,953	7,488	8,571	9,059	9,199	9,648	7.2%
India	2,380	2,559	2,561	2,860	3,107	3,213	3,641	3,899	4,085	4,302	4,462	6.5%
Japan	4,118	4,038	4,136	4,026	3,995	3,946	3,627	3,619	3,410	3,400	3,453	-1.7%
Other Asia Pacific	6,938	7,364	7,491	7,482	7,521	7,387	7,288	7,397	7,390	7,436	7,227	0.4%

Total World	70,534	72,903	73,995	74,545	75,354	74,992	73,249	75,245	75,668	75,899	76,284	0.8%

Source: Drewry

Chinese and Indian refinery throughput for example have grown at faster rates than any other global region in the last decade, due to strong domestic oil consumption and in the case of India the construction of export orientated refineries. Conversely, in developed economies such as Europe refinery capacity is in decline. The shift in refinery capacity is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East, while few new refineries are planned for North America and Europe.

Crude Oil Imports

Growing domestic oil consumption and the expansion of refinery capacity have stimulated significant increases in Chinese and Indian seaborne crude oil imports in the last decade. During the period from 2003 to 2013, Chinese crude oil imports increased by a CAGR of 12.0%, while Indian imports increased by a CAGR of 8.0%. Given the strength in oil demand in these countries and low per capita consumption these trends are expected to continue, although not necessarily at the same growth rate. However, over the same period, Japanese crude oil imports declined by 1.4% and US imports have also declined as a result of growing domestic oil supplies.

Asian Countries – Crude Oil Imports

(Million Tons)

Seaborne Crude Oil Trades

The volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2013 is provisionally estimated at 2.1 billion tons, equivalent to 69% of all seaborne oil trade. The chart below illustrates changes in global seaborne movements of crude oil between 1980 and 2013.

Seaborne Crude Oil Trade Development: 1980 to 2013 (Million Tons)

Source: Drewry

As a result of changes in trade patterns, as well as shifts in refinery locations, ton mile employment in the tanker sector has grown faster than the underlying growth in seaborne trade. In the period from 2003 to 2013 ton mile demand in the crude tanker sector grew at a CAGR of 1.9%, against a CAGR of 0.8% for crude oil movements. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Oil Tanker Demand

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR % 03-13
Seaborne Trade – Million Tons
Crude Oil	1,937	2,043	2,076	2,086	2,102	2,111	2,025	2,066	2,032	2,075	2,090	0.8%
Refined Products	611	637	696	740	738	793	834	883	912	937	956	4.6%

Total	2,548	2,680	2,772	2,826	2,840	2,904	2,859	2,949	2,944	3,012	3,046	1.80%

Ton Mile Demand – Billion Ton Miles
Crude Oil	7,752	8,294	8,447	8,626	8,707	8,853	8,512	8,908	8,803	9,159	9,314	1.85%
Refined Products	1,737	1,925	2,159	2,332	2,506	2,686	2,339	2,453	2,498	2,572	2,650	4.31%

Total	9,489	10,219	10,606	10,958	11,213	11,539	10,851	11,361	11,301	11,731	11,964	2.34%

Average Voyage Lengths (Miles)
Crude Oil	4,002	4,060	4,069	4,135	4,142	4,194	4,203	4,312	4,332	4,414	4,456	1.08%
Refined Products	2,843	3,022	3,102	3,151	3,396	3,387	2,805	2,778	2,739	2,745	2,772	-0.25%

Crude Oil Trading Routes

The crude tanker fleet consists of four vessel classes.

•	VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the U.S. Gulf or the Caribbean. Tankers in excess of 320,000 dwt are sometimes known as Ultra Large Crude Carriers (ULCCs) although for the purposes of this report they are included within the VLCC category.

•	Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones.

•	Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (typically 800,000 barrels). Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. Aframax tankers can be both coated and uncoated and it is uncoated ships which are engaged in crude oil trades.

•	Panamax tankers, with an oil carrying capacity of 55,000 to 80,000 dwt, carrying 350,000 to 500,000 barrels. Panamax tankers operate in more specialized trading spheres as they are designed to take advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.

The number of Panamax crude oil tankers is, however, quite small and many are engaged in cabotage trades and for this reason they are excluded from the analysis which follows.

Aframax tankers are typically employed on short to medium haul trades. While traditional VLCC and Suezmax trading routes have typically originated in the Middle East and the Atlantic Basin, increased Asian demand for crude oil has opened up new trading routes for both classes of vessel. VLCCs are built to carry cargo parcels of two million barrels and Suezmax tankers are built to carry cargo parcels of one million barrels, which are the most commonly traded parcel sizes in the crude oil trading markets. This feature makes VLCCs and Suezmax tankers the most appropriate asset class globally for long and medium haul trades. The diagram and table below show the principal routes for crude oil tankers and where VLCC, Suezmax and Aframax vessels are deployed.

Main Crude Oil Trading Routes

Crude Oil Tankers – Typical Deployment by Size Category

	Haul			Vessel Type
Area	Length	Trade Route	Aframax	Suezmax	VLCC
Inter-Regional	Long	Middle East Gulf-North Asia		Yes	Yes
		Middle East Gulf-South East Asia	Yes	Yes	Yes
		Middle East Gulf-Caribbean/U.S.			Yes
		Middle East Gulf-Europe (Suez (1))		Yes	Yes
		W.Africa-Caribbean/U.S.	Yes	Yes	Yes
		W.Africa-North Asia		Yes	Yes
		W.Africa-South East Asia		Yes	Yes
		S.America-North Asia		Yes	Yes
		S.America-South East Asia		Yes	Yes
		U.S. Gulf-Asia		Yes
		Middle East Gulf-Europe (Cape (2))			Yes
		W. Africa-Europe (North & South)	Yes	Yes
		North West Europe-North America	Yes
		Middle East Gulf-Pacific Rim	Yes	Yes

Intra-Regional	Medium	North West Europe	Yes	Yes
		Caribbean	Yes	Yes
		Mediterranean	Yes	Yes
		Black Sea	Yes	Yes
		Asia – Pacific	Yes	Yes

(1)	Suezmax via Suez Canal fully laden
(2)	VLCC transit via Cape of Good Hope

Crude oil tankers do not always operate on round rip voyages and in order to minimize ballast time and maximize vessel earnings they will sometimes engage in what is known as “triangulation” voyages.

Principal Crude Oil Trades

(Million Tons)

To	From	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	% – Change 2009-2013	CAGR – % 2003-2013

US	S. America	175.3	187.2	187.5	182.3	169.8	157.1	155.2	156.5	153.7	138.8	118.8	-23.5%	-3.8%
	North Africa	13.4	17.7	21.1	30.1	32.8	25.1	21.8	22.4	12.1	11.4	4.1	-81.2%	-11.2%
	West Africa	78.3	89.5	97.8	95.7	99.6	92.2	81.5	86.9	69.5	40.8	29.7	-63.6%	-9.2%
	Middle East	122.4	122.1	110.3	109.1	105.0	116.0	86.6	85.9	94.7	108.6	98.8	14.1%	-2.1%

India	Middle East	40.0	45.0	53.0	58.7	80.1	91.0	101.0	97.1	106.4	118.4	120.0	18.8%	11.6%

China	S. America	0.8	2.9	4.3	9.4	10.3	12.7	13.0	19.5	21.4	26.3	26.5	103.8%	41.9%
	North Africa	0.3	2.0	3.2	3.7	4.6	4.1	7.9	9.8	5.8	10.6	5.5	-30.4%	33.8%
	West Africa	21.8	33.3	35.2	41.8	46.1	49.8	53.5	61.0	54.3	53.6	58.8	9.9%	10.4%
	Middle East	46.3	55.8	59.9	65.6	72.8	89.6	97.5	112.8	130.0	134.9	145.5	49.2%	12.1%

Japan	Middle East	184.0	184.3	189.9	185.9	176.8	177.8	161.4	157.5	153.1	149.6	148.7	-7.9%	-2.1%

Source: Drewry

The distance over which oil has to travel does have a direct bearing on the transportation requirement. The table below shows the shipping requirement (by main vessel class) associated with transporting 10 million tons of crude oil over a number of different routes. For example, to move 10 million tons per annum from W. Africa to the Caribbean/USES would require 5.7 VLCCs, but from W. Africa to China the requirement increases to 9.5 VLCCs for the same volume of oil.

Indicative Crude Oil Voyage Distances and Ship Requirements

Route	Round Trip -Miles (1)	No. of Voyages Per Annum (2)	No. of Tankers Required (3)
VLCC
Mid East-Japan	15,000	6.0	5.9
Midde East-Europe	20,350	4.6	7.7
Middle East-U.S.	26,550	3.6	10.0
W. Africa-China	24,700	3.8	9.5
W. Africa-India	16,700	5.4	6.6
W. Africa-Caribbean/USES	14,400	6.3	5.7
S. America-China	35,400	2.7	13.4
S. America-India	27,300	3.4	10.5

Suezmax
Middle East-Europe	14,700	6.1	10.2
W.Africa-Europe	9,900	8.8	7.1
W.Africa-U.S.	13,100	6.8	9.2
Black Sea-Mediterranean	4,800	16.4	3.8

Aframax
Caribbean-USES	4,600	17.0	8.4
Baltic-North West Europe	2,600	26.2	5.5
Cross-Mediterranaean	4,100	18.6	7.7
Midlde East-South East Asia	8,900	9.7	14.7

(1)	Assumes Suez Canal ballast transit for appropriate voyages
(2)	Assumes round trip voyage, normal sailing speeds and 350 day operating year
(3)	No of tankers required to transport 10 Million Tons per Annum

Source: Drewry

The impact of voyage length on ship requirement is further illustrated in the chart below, which shows the Suezmax tanker requirement associated with transporting different quantities of oil on four main crude routes. As can be seen at one million tons per annum, the shipping requirement across the four different routes is quite close, but as the volume of oil moved increases the shipping requirement rises faster on the long-haul routes.

Impact of Voyage Distance on Suezmax Tanker Requirement

(No of Suesmaxes Required for Seaborne Trade Volume)

The Crude Oil Tanker Fleet

As of November 30, 2014 the crude oil tanker fleet consisted of 1,738 ships with a combined capacity of 333.1 million dwt. In addition, a further 176 ships with a combined capacity of 40.7 million dwt were on order, equivalent to 12.2% of the existing fleet. The scheduled delivery dates of the ships currently on order is shown in the table below.

Crude Oil Tanker Fleet & Orderbook(1) – November 30, 2014

Size DWT	Existing Fleet		Scheduled Deliveries								Total Orderbook		Orderbook
			2014		2015		2016		2017				% Existing Fleet
	No.	000 DWT	No.	000 DWT	No.	000 DWT	No.	000 DWT	No.	000 DWT	No.	000 DWT	No	DWT
Aframax	678	72,900	9	1,001	9	1,004	25	2,789	2	110	45	4,905	6.6%	6.7%
Suezmax	434	67,800	0	0	2	318	19	3,016	13	2,055	34	5,389	7.8%	7.9%
VLCC	626	192,347	12	3,915	23	7,143	52	16,210	10	3,131	97	30,399	15.5%	15.8%

Total	1,738	333,047	21	4,916	34	8,465	96	22,015	25	5,296	176	40,693	10.1%	12.2%

(1)	Aframax, Suezmax and VLCC tankers only

Source: Drewry

Growth in crude oil tanker supply has slowed as a result of lower levels of new ordering and an increase in vessel demolitions and conversions. Between the end of 2012 and the end 2013 the VLCC fleet grew by 1.8%. This represents the lowest annual increase in supply since 2007. In 2013, deliveries of new crude tankers to the fleet were at their lowest level since 2007, which was a major factor in helping to correct over-supply within the sector. The chart below indicates the development of the oil tanker fleet by the three main vessel size classes from 2003 to 2014.

Oil Tanker Fleet Development(1)

(Million Dwt)

Lower levels of new ordering combined with cancellations have resulted in a declining vessel orderbook. At its peak in 2008, the crude tanker orderbook was equivalent to just over 50% of the existing fleets, but by November 30, 2014, the equivalent figure was 12.2% of the existing fleet.

Crude Oil Tanker Orderbooks – Percent Existing Fleet(1)

(1)	Through September 2014, based on Dwt

Source: Drewry

Deliveries from the orderbook are a major factor in determining future changes in supply. In this respect it is not unusual for there to be delays in the delivery of new ships, which are often referred to as “slippage.” Slippage is the result of a combination of several factors, including cancellations of orders, problems in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over optimistic delivery times, and in some cases, shipyards experiencing financial difficulty. For illustration purposes, the chart below indicates the relationship between scheduled and actual deliveries for Suezmax tankers the period 2009 to 2013.

Suesmax Tankers:

Scheduled versus Actual Deliveries

Tanker supply is also affected by vessel scrapping or demolition and the removal of vessel through loss and conversion. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain its “in-class” status. Often, particularly when tankers reach approximately 25 years of age (less in the case of VLCCs), the costs of conducting the class survey and performing required repairs become economically inefficient.

In terms of future demolition, the age profile of a fleet can provide an indication of likely rates of scrapping given the statements above. The number of ships aged 15 years or more (which will become candidates for scrapping in the next few years) in the Aframax, Suezmax and VLCC sectors are shown in the chart below.

Age Profile Crude Oil Tanker Fleet: November 30, 2014

(No of Ships)

It is worth noting that tankers aged 15 years are very close to the number of ships on order in the Aframax, Suezmax and VLCC sectors. Many of these older ships will become candidates for scrapping when the vessels currently on order are scheduled to be delivered. The table below shows the age profile of the vessels scrapped from 2012 to 2014.

Average Age of Tankers at Demolition

(Years)

	Aframax			Suezmax			VLCC
Year	Min	Max	Average	Min	Max	Average	Min	Max	Average
2012	14	27	21.2	19	28	21.1	17	36	22.4
2013	15	28	21.3	15	26	20.2	14	22	17.9
2014	19	29	22.8	18	27	22.3	18	25	21.5

Source: Drewry

In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low.

Eco Ships (The tankers of the Existing Fleet and of Acquisition Fleet are considered Eco friendly.)

A conventional Suezmax sailing at design speed can quite easily consume 60 -70 tons of bunkers (fuel) per day, and with fuel costing approximately $600 per ton at times during 2013, it is not surprising that shipowners are continually seeking ways to reduce voyage costs, especially in weak freight markets.

Ship builders are now designing and building ships that use less fuel while carrying the same amount of cargo as an existing ship. These vessels are referred to in the industry as “Eco Ships”. In addition, an Eco Ship has a number of technical innovations designed to reduce emissions. Such vessels are a comparatively new development, with the first designs appearing in 2012.

A newbuilding Eco Ship has an optimized hull form and a lower speed fuel efficient engine, which will reduce fuel consumption. Existing ships can reduce fuel consumption by lowering sailing speeds, but in practice this only happens when markets are substantially over-supplied and bunker prices are high. Other options for existing ships to reduce fuel consumption include retrofitting equipment such as applying low friction paint, or installing a Mewis duct (which maximizes propeller thrust) and a rudder bulb or other similar features. But retrofitting an optimized hull form and a lower speed fuel efficient engine are not economic options that can be applied to an existing ship.

Eco Ships started to be delivered in the second half of 2012, and in the case of tankers, most of the vessels delivered to date have been less than 100,000 dwt. Size is important in evaluating the relative benefits of Eco Ships, as smaller ships spend a greater proportion of their trading year in port, where there is little economic benefit between an Eco design and a conventional tanker. But for a Suezmax tankers which spends a larger part of the year at sea, design features that reduce voyage costs will have a greater impact on lowering break-even positions.

Shipbuilders do not provide warranted performance data for Eco Ships, but the experience of vessels delivered to date appears to suggest that fuel savings of approximately 15% over conventional units are achievable under normal sailings speeds. It also seems to be the case that the first Eco Ships that were delivered in 2012 are less sophisticated in design than ships that are scheduled to be delivered in 2015/2016.

Overall within the tanker industry, opinion is divided with regard to the merits of Eco Ships and their performance relative to non-Eco Ships. One immediate negative of an Eco Ship is the inability to increase operating speeds in strong freights, as the vessels are designed to operate at slower speeds than conventional ships. Potentially, this can mean a loss of earnings. However, for the moment the tanker market has been influenced by their introduction, as shipbrokers are now reporting a two-tier time charter market, with Eco tankers commanding a small premium over conventional tankers.

The Crude Oil Tanker Freight Market

Types of Charter

Crude oil tankers are employed in the market through a number of different chartering options, described below.

•	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•	A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating, voyage and capital costs are borne by the shipowner. The freight rate is normally agreed on a per cargo ton basis.

•	A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Tanker Freight Rates

Worldscale is the tanker industry’s standard reference for calculating freight rates. Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

TCE is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and in port), to give a daily TCE rate.

The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax and Aframax markets. The table below illustrates period average TCE rates for Aframax, Suezmax and VLCC tankers from 2003 to November 2014.

Time Charter Equivalent (TCE) Spot Rates: 2003-2014

(US$/Day – Period Averages)

	Aframax N. Eur – N. Eur	Suezmax W. Africa – Caribs/USES	VLCC Mid East Gulf – Japan
2003	41,883	37,367	49,342
2004	55,408	64,792	95,258
2005	57,517	40,883	59,125
2006	47,067	40,142	51,142
2007	41,975	35,392	45,475
2008	56,408	52,650	86,708
2009	19,883	20,242	29,483
2010	27,825	19,658	40,408
2011	11,400	9,558	22,625
2012	9,625	10,517	11,933
2013	12,000	7,500	12,583
2014 (1)	32,182	18,145	19,736
November 2014	38,800	41,300	46,400

(1)	Through to November 30, 2014

Source: Drewry

From 2005 to 2007, spot rates for all tankers sizes rose steeply, reflecting the fact that buoyant demand for oil and increased seaborne movements of oil generated additional demand for tanker capacity. This increased demand for capacity led to a tighter balance between vessel demand and supply and consequently led to rising freight rates.

As the world economy weakened in the second half of 2008 demand for oil fell and this had a negative impact on tanker demand and freight rates. Rates declined further in 2009, only to recover in the early part of 2010, but the recovery was short-lived and they started to fall once more in mid-2012 and they remained weak in the rest of 2011 and into 2012.

At times during 2013, TCE rates for VLCCs were close to or in negative net returns, although in practice, the use of slow steaming to reduce bunker consumption and triangulation voyage patterns, as indicated in the chart below, may have turned these rates into positive earnings. In 2014 rates have been much stronger, although at times they have been quite volatile.

The trend in one year time charter rates for Aframax and Suezmax tankers between 2003 and November 2014 is shown in the chart below.

Crude Tanker 1 Year Time Charter Rates

(US$Per Day – Period Average)

Newbuilding and Secondhand Prices

Global shipbuilding is concentrated in China, South Korea and Japan. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world. Collectively, these three countries account for over 80% of global shipbuilding production.

Vessels are constructed at shipyards of varying size and technical sophistication. Drybulk carriers are generally considered to be the least technically sophisticated vessels to construct, with crude oil tankers, container vessels and LNG carriers having a much higher degree of technical sophistication. The actual construction of a vessel can take place in 9 to 12 months and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually greater than 12 months, and in times of high shipbuilding demand, can extend to two to three years.

Newbuilding prices as a whole rose steadily between 2004 and mid 2008 due to high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of increasing steel prices and the weakening U.S. Dollar. Prices, however, weakened in 2009, as a result of a downturn in new ordering, and remained weak until the second half of 2013, when they started to rise again. However, they remain below long term averages.

The following charts show the trend in newbuilding prices and secondhand values for Aframax and Suezmax tankers between January 2003 and November 2014, and the corresponding 10-year averages for 2004 to 2013.

Aframax – Newbuilding & Secondhand Prices

(US$Million)

Suezmax – Newbuilding & Secondhand Prices

(US$Million)

Secondhand Prices

Secondhand values reflect prevailing and expected charter rates, albeit with a lag. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. Vessel values, however, are also influenced by other factors including the age of the vessel. Prices for young vessels, those approximately five years old or under are also influenced by newbuilding prices. Prices for old vessels, those that are in excess of 25 years old and near the end of their useful economic life, are influenced by the value of scrap steel.

In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels which makes the price of younger vessels, with commensurably longer remaining economic lives, less susceptible to the level of prevailing and expected charter rates in the foreseeable future.

Vessel values are determined on a daily basis in the sale and purchase (S&P) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to participants in the seaborne transportation industry. The sale and purchase market for crude oil tankers is transparent and quite liquid with a large number of vessels changing hands on a regular basis.

Values of secondhand tankers generally reached a recent low in the middle of 2013 and since they have shown steady gains for most ship types, including Aframax and Suezmax tankers.

BUSINESS

Our Company

We are an international shipping company providing worldwide seaborne transportation of crude oil petroleum. We are incorporated in the Republic of the Marshall Islands and prior to this offering we were a wholly-owned subsidiary of Dryships, an international provider of ocean transportation services for drybulk cargoes and, through its majority ownership of Ocean Rig UDW Inc., offshore drilling services. Our current fleet consists of 10 crude oil tankers, comprised of four Suezmax tankers and six Aframax tankers having an aggregate deadweight tonnage of over 1.3 million and an average age of approximately 2.5 years, which we refer to as our Existing Fleet. We will also enter into agreements conditioned upon the completion of this offering with one entity related to our Chairman, President and Chief Executive Officer, Mr. George Economou, and with two entities each beneficially owned by a former wife of Mr. Economou, to acquire three additional crude oil tankers, which we refer to as our Acquisition Fleet. The tankers in the Acquisition Fleet are considered by the shipping industry as eco-ships. Eco-ships have an optimized hull form and lower speed fuel efficient engine, which is aimed at reducing fuel consumption. We expect to take delivery of the vessels in our Acquisition Fleet between March 1, 2015 and April 30, 2015. We intend to finance the purchase of our Acquisition Fleet with a portion of the net proceeds of this offering, newly issued common shares and proceeds from our New Credit Facility described below. We refer to our Existing Fleet and our Acquisition Fleet collectively as our Combined Fleet.

In addition, pursuant to an omnibus agreement that we will enter into with Mr. Economou at or prior to the closing of this offering, the Omnibus Agreement, Mr. Economou will grant us the option to purchase any tanker currently owned or acquired through the second anniversary of this offering, by Mr. Economou or Related Entities, at the market value of the tanker at the time we exercise our purchase option. The market value of the tankers in the Optional Fleet will be calculated based on the average valuations of two independent brokers, and if the difference in valuation is more than 10%, then the price will be determined based on one valuation from a third independent broker. In addition, Mr. Economou, on behalf of himself and the Related Entities, have granted us a right of first refusal to purchase any tanker in the Optional Fleet that Mr. Economou, or any of the Related Entities, proposes to sell to a third party on the same or substantially similar terms.

We are purchasing the three vessels in our Acquisition Fleet from three separate sellers. The first seller is beneficially owned by Mr. George Economou, who will serve as our Chairman, President and Chief Executive Officer upon the consummation of this offering. The sellers of the second and third vessels in the Acquisition Fleet are beneficially owned, respectively, by Mr. Economou’s former wives. The terms of the purchase of these three vessels are set forth in separate memoranda of agreements, or MOAs. These MOAs must be approved by our board of directors and by the independent members of the board of directors of Dryships. Under the MOAs, the purchase price of the three vessels is $209.0 million in the aggregate, of which $115.7 million will be payable in cash and $93.3 million will be payable in our common shares, calculated at the price of our common shares to the public in this offering. We and the board of directors of Dryships will receive a broker’s appraisal that the purchase prices for each of the three vessels under the MOAs are at fair market value.

We expect to enter into the New Credit Facility with              in the amount of approximately $400 million, the proceeds of which will be used to fully refinance the existing bank debt of our Existing Fleet, as well as to partially finance the acquisition costs of the Acquisition Fleet.

Our Combined Fleet

The following table summarizes key information about our Combined Fleet as of the date of this prospectus:

Name of Vessel	DWT	Type	Year Built	Ship Yard	Gross Rate / Day
Existing Fleet
Bordeira	158,513	Suezmax	2013	Samsung	Spot
Petalidi	158,532	Suezmax	2012	Samsung	Spot
Lipari	158,425	Suezmax	2012	Samsung	Spot
Vilamoura	158,622	Suezmax	2011	Samsung	Spot
Alicante	115,708	Aframax	2013	Samsung	Spot
Mareta	115,796	Aframax	2013	Samsung	Spot
Calida	115,812	Aframax	2012	Samsung	Spot
Saga	115,738	Aframax	2011	Samsung	Spot
Daytona	115,896	Aframax	2011	Samsung	Spot
Belmar	115,904	Aframax	2011	Samsung	Spot
Acquisition Fleet
Nantucket	157,022	Suezmax	2014	Jiangsu Rongsheng Heavy Industries Co. Ltd.	Spot
Tahiti	157,022	Suezmax	2014	Jiangsu Rongsheng Heavy Industries Co. Ltd.	Spot
Hull 1151	157,022	Suezmax	2015	Jiangsu Rongsheng Heavy Industries Co. Ltd.	Spot

Our Optional Fleet

The following table summarizes key information about our Optional Fleet, which, as of the date of this prospectus, we have not yet exercised our option for or secured any financing in connection with the vessels contained within.

Name of Vessel	Type	DWT	Year Built	Ship Yard	Employment	Crude	DPP	CPP	Ice Class 1A
Agrari	Aframax	107,009	2009	SWS[1]	Spot	*	*
Botafogo	Aframax	106,892	2010	SWS	Spot	*	*	*
Myrtos	Aframax	106,892	2009	SWS	Spot	*	*	*
Scorpio	Aframax	107,157	2009	SWS	Spot	*	*
Mindoro	Aframax	106,741	2009	SWS	Spot	*	*	*
Saetta	Aframax	107,023	2009	SWS	Spot	*	*	*
Sarasota	Aframax	106,850	2008	SWS	Spot	*	*	*
Venice	Aframax	109,637	2004	Dalian[2]	Spot	*	*	*
Montego	Aframax	108,402	2006	HHI[3]	Spot	*	*		*
Bonita	Aframax	108,386	2006	HHI	Spot	*	*		*
Monterey	Aframax	105,009	2007	SWS	Spot	*	*
Carmel	Aframax	104,955	2006	SWS	Spot	*	*
Corossol	Aframax	106,898	2010	SWS	Spot	*	*	*
Zuma	Aframax	105,189	2005	SWS	Spot	*	*
Lovina	Aframax	105,046	2005	SWS	Spot	*	*
Solana	VLCC	296,681	2010	Jiangan[4]	Spot	*	*
Desimi	VLCC	296,865	2011	Jiangan	Spot	*	*

[1]	Shanghai Waigaoqiao Shipbuilding Co.
[2]	Dalian New Shipbuilding
[3]	Hyundai Heavy Industries
[4]	Jiangan Shipbuilding (Group) Co., Ltd.

Competitive Strengths

We believe that we possess a number of competitive strengths that should enable us to maximize profit and capitalize on growth opportunities in the Aframax and Suezmax tanker sector, including:

•	Operation of a fleet of modern, high specification tankers. Our Combined Fleet of 13 modern crude oil tankers, including the three vessels in our Acquisition Fleet we plan to acquire after the completion of this offering, consists of six Aframax tankers, all built at Samsung Heavy Industries, or SHI, in Korea and seven Suezmax tankers, four of which built at SHI and three of which built at Jiangsu Rongsheng Heavy Industries Co. Ltd., in China. Our Combined Fleet will have a combined deadweight tonnage of over 1.8 million dwt and an average age of approximately 2.1 years, which is younger than the average age of approximately 9.5 years for the world crude oil tanker fleet. We believe that operating a fleet of modern, high specification and well-maintained tankers reduces off-hire time for maintenance, operating and dry docking costs, increases utilization and provides reliable transportation services to our customers.

•	Built in opportunity for growth. In addition to our Combined Fleet of 13 vessels that we either own or have contracted to acquire, we will have the right to purchase the tankers in the Optional Fleet. We believe that expanding the size of our fleet including an additional 17 modern tankers, will allow us to further enhance our market presence in this sector and our attractiveness to potential charterers and other customers, including major oil companies, oil traders and refineries. However, we can make no assurances regarding our ability to successfully acquire these tankers in the Optional Fleet or our ability to grow our business as a result of any such acquisition. As of the date of this prospectus, we have not exercised our option to purchase any tankers in the Optional Fleet, nor have we secured any financing in connection with the potential acquisition of any tankers in the Optional Fleet or any other vessels outside of our Combined Fleet of 13 vessels.

•	Conservative leverage. We believe that our relatively conservative capital structure and low leverage provides us with flexibility for future growth. After giving effect to this offering, we expect to have debt of approximately $ million, or net debt to total capital of %. Our relatively low leverage should enable us to operate with lower breakeven rate levels and allow us to operate in the spot market longer-term, positioning us to benefit from a recovery in crude oil tanker rates.

•	Longstanding and established relationships with national oil companies and oil majors. We believe that our Manager’s reputation within the shipping industry and relationship with many of the world’s leading oil companies and commodity traders provide us with numerous benefits that are key to our long-term growth and success. Our Manager’s strong track record of high quality and efficient operations has allowed us to successfully satisfy the operational, safety, environmental and technical vetting criteria of many of the world’s major national oil companies, which are fully or majority owned by national governments, and oil majors, including, among others, Shell Oil Company, ExxonMobil, Chevron Corporation, BP PLC, Total, ConocoPhillips. Our vessels have also been approved by, and perform charters, for large oil traders such as Trafigura Beheer BV and Vitol Group, among others.

•	Experienced management team. Mr. George Economou who will serve as our Chairman, President and Chief Executive Officer upon the consummation of this offering, started his career in shipping following graduation from the Massachusetts Institute of Technology with degrees in Naval Architecture and Marine Engineering and Shipping and Shipbuilding Management. Since entering the shipping business in 1976, Mr. Economou has founded and managed various companies, including DryShips Inc., a publicly listed drybulk company, Ocean Rig UDW Inc., a publicly listed offshore drilling company as well as, among others, our Manager. Mr. Anthony Kandylidis who will serve as our Executive Vice President upon the consummation of this offering and Mr. Ziad Nakhleh, who will serve as our Chief Financial Officer upon the consummation of this offering, each have more than 10 years of experience in the management and financial operations of shipping companies. We believe that our management team’s reputation and track record in building shipping fleets should provide us with access to attractive acquisition, chartering and vessel financing opportunities.

•	Demonstrated access to financing. Companies controlled or managed by our Chairman, President and Chief Executive Officer, Mr. George Economou, have raised over $6.0 billion of debt financing since 2012. We intend to leverage our management team’s existing relations with financial institutions and experience in procuring debt financing to maximize our ability to capture future market opportunities and make further acquisitions, Upon the completion of this offering we will have $ million of outstanding borrowings under our New Credit Facility. However, we cannot assure you that we will be able to access financing in the future on acceptable terms or at all.

Strategies

We combine a number of features that we believe distinguish us from other crude oil tanker shipping companies. The key elements of our business strategy are:

•	Expand our fleet through accretive acquisitions. We intend to grow our fleet through timely and selective acquisitions of additional secondhand modern tankers at attractive prices, including the Optional Fleet. When evaluating acquisitions, we will consider and analyze such factors as our expectations for fundamental developments in the crude oil tanker industry, the expected cash flows to be earned by the vessel in relation to its value, the vessel’s condition and technical specifications, the expected remaining useful life of the vessel and the overall composition of our fleet and customer needs. Vessel prices in the crude oil tanker industry have recently been near cyclically low levels; therefore, it is our intention to take advantage of the opportunity by leveraging our financial strength and our relationships and experience in the seaborne transportation industry to make selective acquisitions of modern tankers in a manner which we believe increase our earnings and operating cash flows.

•	Maintain a strong balance sheet with access to capital. We seek to optimize and constantly monitor our leverage while adapting it to changing market conditions. We plan to finance our business and future vessel acquisitions with a combination of debt and equity from commercial banks and from the capital markets. We believe that maintaining a strong balance sheet will enable us to access more favorable chartering opportunities as end users have increasingly favored well-capitalized owners, as well as give us a competitive advantage in pursuing vessel acquisitions at attractive times in the cycle.

•	Spot market focused and well positioned to benefit from improving tanker market fundamentals. Our vessel employment strategy will be to utilize voyage charters direct spot market exposure. Direct spot exposure enables us to benefit from upswings in the tanker market. Although the spot market has historically been volatile with periods of low charter rates often lasting multiple years, we believe the spot market has delivered the highest returns on average over time. We actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet and in the future we may employ our vessels on fixed-rate time charters for longer periods, should market fundamentals change. We believe these relationships will facilitate growth and employment of our fleet.

•	Provide superior customer service. We believe that energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage our Manager’s reputation for operational expertise, comprehensive maintenance program and existing customer base to further expand these relationships with consistent delivery of superior customer service to our customers.

Tanker Industry Trends

Based on information provided by Drewry Shipping Consultants Limited, or Drewry, we believe that the following factors collectively present positive industry fundamental prospects for us to execute our business plan and grow our business:

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Charter rates and secondhand values remain near historical lows and are showing signs of a recovery following five consecutive years of downturn. We believe we are well positioned to benefit from a recovery in the crude oil tanker market. Increasing global demand for crude oil, driven by strengthening global economic activity and industrial production, in addition to longer voyage distances due to additional imports into Asia from Brazil and West Africa, is resulting in increased demand for seaborne transportation. However, we cannot assure you that the tanker market will strengthen as we anticipate and rates may decline.

•	Crude oil tanker newbuild orderbook has declined significantly. In November 2014, the orderbook as a percentage of the global fleet for crude oil tankers declined to 12.2% from its peak of nearly just over 50.0% in 2008. The significant decrease in crude oil tanker newbuild orders and contraction in the rate of overall vessel supply growth, is driving an increase in charter rates and vessel prices for crude oil tankers.

•	Declining price of crude oil is stimulating demand. As crude oil prices have fallen due to high production levels, tanker rates have improved on higher demand for transportation. In November 2014, the crude oil price per barrel had declined by 37% to $70 per barrel from its recent peak of nearly $112 in June 2014. The sharp increase in tanker rates and voyage activity is likely to continue as OPEC members maintain their high production levels. Also, should crude oil prices remain under pressure, the existing contango along the crude oil curve could widen and thereby increase oil stockpiling and the potential use of tankers for floating storage. Contango means a situation where the future spot price for a commodity is below the current price. The use of oil tankers for storage tends to rise during periods of contango. We believe that sustainable low crude oil prices fuel global economic growth and demand for more crude oil.

Employment and Management of our Tankers

Employment of our Tankers

Over the medium to long-term, we expect to employ our vessels, in the voyage charter spot market, in the spot market under spot market-oriented pools and, under certain circumstances, on time charters. We currently employ the vessels in our Existing Fleet in the spot market because we believe it positions our vessels to benefit from future upswings in the crude oil tanker market. In addition, we may employ our crude oil tankers on fixed-rate time charters in the future or enter into hedging contracts such as FFAs. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet.

Voyage Charters

Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is off hire, the customer generally is not required to pay the hire rate and the owner is responsible for all costs. “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed level or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. When the vessel is “off hire,” or not available for service, the charterer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off hire if there is an occurrence preventing the full working of the vessel.

Commercial and Technical Management

Since January 1, 2011, our Manager has provided the commercial and technical management functions of our Existing Fleet and, upon the delivery of our Acquisition Fleet, will provide such services to our Combined Fleet pursuant to separate management agreements with each of our vessel owning subsidiaries. Our Manager is beneficially owned by our Chairman, President and Chief Executive Officer, Mr. George Economou. Commercial management includes, among other things, negotiating charters for our vessels, monitoring the performance of our vessels under charter, and managing our relationships with charterers, as well as coordinating with the technical manager of the vessels. Management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, obtaining insurance coverage for our vessels, appointing supervisors and technical consultants and providing technical support.

Mr. Economou, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor our Manager’s performance under the management agreements. We believe that our Manager, has established a reputation in the international shipping industry for operating and maintaining a fleet of vessels with high standards of performance, reliability and safety.

Each management agreement with our Manager provides, or will provide, for a management fee of Euro 1,700 (or $2,157 based on the Euro/U.S. Dollar exchange rate as of September 30, 2014) per vessel, per day, payable in equal monthly installments in advance and may automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. In addition, under the management agreements, our Manager is entitled to a chartering commission of 1.25% of all monies earned by the vessel and a vessel sale and purchase commission of 1.0%. The management agreements further provide that in our discretion, we may pay our Manager an annual performance incentive fee.

Each management agreement with our Manager has a term of five years and is automatically renewed for successive five year periods unless we provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Officers and Crew

Each of our vessels is crewed with approximately 24 contracted officers and crew members. Our Manager is responsible for locating, contracting and retaining qualified officers for our vessels. Their crewing agencies handle each crew member’s training, travel and payroll, and ensure that all the crew members on our vessels have the qualifications and licenses required to comply with international regulations and shipping conventions.

Customers

During the nine months ended September 30, 2014, one of our customers accounted for more than ten percent of our total tanker revenues.

Seasonality

Historically, oil trade and therefore charter rates have increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere has risen in colder weather and fallen in warmer weather. The crude oil tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago, as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

New Credit Facility

At or prior to the closing of this offering, we expect to enter into definitive documentation for our New Credit Facility totaling approximately $400 million. We will use the proceeds of the New Credit Facility to fully refinance the existing bank debt of our Existing Fleet, as well as to partially finance the acquisition costs of the Acquisition Fleet.

We expect our New Credit Facility will allow for borrowings of approximately $400 million with a 7 year term. Upon signing the New Credit Facility, we expect we will be committed to pay an arrangement fee of 1% of the total amount under the facility. The borrowers under the New Credit Facility will be the 13 vessel-owning companies and Tankships Investment Holdings Inc. will be the primary guarantor of the debt. The New Credit Facility will be secured by a first priority lien on the Combined Fleet. We expect to draw down the entire amount under our New Credit Facility to fully refinance the existing bank debt on our Existing Fleet which has a cumulative outstanding loan balance of $280 million as of December 1, 2014, and the remainder to partially finance the acquisition costs of the Acquisition Fleet. We expect that under the terms of our New Credit Facility, the loan principal amount will be repayable in 28 consecutive quarterly installments commencing three months after the last drawdown and a final balloon payment of $220.6 million payable together with the last installment. We expect our New Credit Facility will be effective as of the closing of this offering and will bear interest at LIBOR plus a margin.

Under our New Credit Facility, we expect that we will be subject to the following financial and other covenants:

(v)	an event of default has occurred or will occur as a result of the payment of dividends;

(vi)	Minimum value to loan ratio of 125%;

(vii)	Minimum book equity ratio of 35%;

(viii)	Current assets minus current liabilities > 0, with current liabilities to exclude current portion of long-term debt maturing up to 6 months after calculation date; and

(v)	our EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted for non-cash gains or losses on asset sales adding back vessel survey expenses to net interest expense is less than 1.5x on a trailing four quarter basis and adjusted for non-cash losses or gains on asset sales.

Our ability to pay dividends to our shareholders will be subject to our ability to satisfy financial and other covenants described above.

Environmental and Other Regulations in the International Shipping Industry

General

We will be subject to regulations from various governmental and international agencies including international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

We believe that our vessels will be substantially in compliance with currently applicable environmental laws and regulations and have all permits, licenses and certificates required upon delivery, environmental laws and regulations are often revised and have become more stringent over time. Any future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, and terminal operators.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and prevention of pollution from ships, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels will operate.

MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

The IMO’s Marine Environmental Protection Committee, or MEPC, adopts new requirements under MARPOL from time to time. In 2013, the MEPC adopted a resolution amending MARPOL Annex I Consolidated Assessment Scheme, or CAS. These amendments, which became effective on October 1, 2014, pertain to revising references to the inspection of bulk carriers and tankers after the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs, becomes mandatory. We may need to make financial expenditures to comply with such amendments in the future.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can, for example, include discharges occurring in the course of the ship’s repair and maintenance. Shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special emission control areas, known as ECAs, to be established with more stringent controls on sulfur emissions (see below).

MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain ECAs. By July 1, 2015, ships operating within an ECA may not use fuel containing sulfur content in excess of 0.10%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea, the North Sea and certain coastal areas of North America are designated ECAs. Effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships in part to address greenhouse gas emissions. These measures include the requirement that all new ships utilize Energy Efficiency Design Index, or EEDI, and all ships use a Ship Energy Efficiency Management Plan, or SEEMP. The IMO is also considering additional action, including market based measures to further reduce greenhouse gas emissions from ships.

We believe that all our vessels will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Ballast Water Management

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. The convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Because many of the implementation dates originally written into the BWM Convention have already passed, on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that implementation is triggered by the date the convention enters into force rather than the dates originally provided in the BWM Convention. This resolution in effect makes all vessels constructed before the entry into force date ‘existing vessels,’ and delays the date for installation of ballast water management systems on vessels until the first renewal survey following entry into force of the convention. Furthermore, in October 2014 MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Specifically, these resolutions attempt to provide guidance for control inspections conducted by port States and consistency in the type-approval of BWM systems to ensure they meet the standards set forth in the BWM Convention. Upon entry into force of the BWM Convention mid-ocean ballast exchange will become mandatory. If the convention is ratified and mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatment may be significant. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure, and to comply with certain reporting requirements.

Safety Management System Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments, enhancing safety regulations and procedures and increasing documentation requirements, entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims, or LLMC, was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to safety and environmental standards and requirements. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system, or SMS. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, or DOC, issued by classification societies under the authority of each flag state, under the ISM Code. Our SMS have DOC and safety management certificates for all of our vessels for which the certificates are required by the IMO. The DOC, and safety management certificate, or the SMC, are renewed every five years, but the DOCs is subject to audit verification annually and the SMC at least every 2.5 years.

Pollution Control and Liability Requirements

The IMO has adopted international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatories to such conventions. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the Protocols of 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. Amendments to the CLC have included periodic increases to the limits on liability under the CLC. Limits to liability are forfeited under the CLC where the spill is caused by the ship owner’s personal fault, act or omission by intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings. All of our vessels will be flagged in Malta. Malta flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels in the Existing Fleet are, and any vessels subsequently acquired will be, ISM Code certified. However, we cannot assure you that events or circumstances will not arise that may prevent any of our ships from obtaining or maintaining such certificates.

The IMO continues to review and introduce new regulations as well as to update existing requirements. It is difficult to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” “of a vessel” as “any person owning, operating or chartering by demise, the vessel.”

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages; however, such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for oil cargo tank vessels greater than 3,000 gross tons with a single hull and single-hull tank vessels fitted with double sides, or a double bottom, only to the greater of $3,200 per gross ton or $23,496,000 (subject to periodic adjustment for inflation). The limits of OPA liability for oil cargo tank vessels less than or equal to 3,000 gross tons with a single hull and single-hull tank vessels fitted with double sides, or a double bottom, only were adjusted to the greater of $3,200 per gross ton or $6,408,000 (subject to periodic adjustment for inflation). In August 2014 the Coast Guard proposed increases to the limitations of liability. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act. Response to the 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits on liability do not apply if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right for injured parties to recover damages under existing law, including maritime tort law.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance under such statutes, a surety bond, qualification as a self-insurer or a guarantee. We comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We plan to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If we are unable to obtain adequate insurance coverage, or it the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, that have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all existing and future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border navigable waterways have enacted environmental pollution laws that impose strict liability for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. The EPA recently proposed revisions to its rules under the CWA in order to clarify what waterways are subject to regulation by the EPA under the CWA, in part in response to recent Supreme Court decisions.

The EPA and the USCG have enacted rules relating to ballast water discharge which will require the installation of equipment on our vessels to treat ballast water before it is discharged in U.S. waters, or in the alternative the implementation of other port facility disposal arrangements or procedures at potentially substantial costs. Vessels not in compliance with these regulations are restricted from entering U.S. waters.

The EPA also requires certain vessels operating within U.S. waters to be permitted under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, which regulates ballast water and other discharges incidental to the normal operation of vessels. For a new vessel delivered to an owner or operator after September 19, 2009, to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. On March 28, 2013, the EPA re-issued the VGP for another 5 years. This VGP took effect on December 19, 2013. The VGP authorizes discharges incidental to operations of commercial vessels, and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted, and proposed for adoption, under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the USCG’s not yet approving any technology, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels that cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessel from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We will submit NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The U.S. Clean Air Act, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels, when operating in such port areas with restricted cargoes, are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels, to the extent they will operate in covered port areas, will be equipped with vapor recovery systems that satisfy these existing requirements.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, the IMO has imposed requirement addressed at reducing emissions of greenhouse gases. As of January 1, 2013, all ships (of 400 gross tonnage and above) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All our ships are required to follow Ship Energy Efficiency Management Plan, or SEEMP. In addition, minimum energy efficiency levels per capacity mile, as outlined in the Energy Efficient Design Index, or EEDI, apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In

June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In November 2014 the European Union agreed on a law requiring the shipping sector to monitor its carbon emissions, which is expected to be signed into law and take effect in the near future. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources, but not from ships. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulfur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The ILO is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013 and we have complied with this requirement.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002 the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Coode, or IMDG Code. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of a ship security plan;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Any vessel operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our Managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a ship owner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive dry docking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are also dry docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies, or the IACS. In December 2013, the IACS adopted new harmonized Common Structure Rules, which will apply to crude oil tankers and dry bulk carriers to be constructed on or after July 1, 2015. All our vessels will be certified as being “in class” by the American Bureau of Shipping, or ABS, and Det Norske Veritas, or DNV, major classification societies. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

The operation of any tanker includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our fleet in amounts that we believe to be prudent to cover normal risks in our operations. However, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. In addition, while we believe that this insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, for all of our vessels. Each of our vessels is, or will be, covered up to at least fair market value with deductibles of $85,000 per vessel per incident. We maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage is with GARD and is limited to $1.0 billion per incident for pollution and $3.0 billion per accident for crew risks.

The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at $7.5 billion. As a member of a P&I

Association which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We expect to be able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Legal Proceedings

To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

Properties

Other than our existing vessels, we do not own any material property.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our future directors and executive officers. Upon the consummation of this offering, our board of directors will consist of five directors, who are elected annually. Each director elected will hold office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is as follows: Class A directors serve for a term expiring at the 2015 annual meeting of shareholders, Class B directors serve for a term expiring at the 2016 annual meeting of shareholders, and Class C directors serve for a term expiring at the 2017 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal operating office which is 109 Kifisias Avenue and Sina Street, 151 24 Marousi, Athens, Greece.

Name	Age	Position
Mr. George Economou	62	Chairman, President, Chief Executive Officer, Class Director
Mr. Anthony Kandylidis	38	Executive Vice-President, Class Director
Mr. Ziad Nakhleh	42	Chief Financial Officer
Mr. Harry Kerames	60	Class Director
Mr. George Kokkodis	52	Class Director
		Class Director

Biographical information with respect to each of our directors and executive officers is set forth below.

George Economou will be appointed our Chairman, President and Chief Executive Officer upon the consummation of this offering. Mr. Economou has over 30 years of experience in the maritime industry and has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took the DryShips Inc. public in February 2005, on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen DryShips’ growth into one of the largest US listed drybulk company in fleet size and revenue and the third largest Panamax owner in the world. DryShips subsequently invested in and developed Ocean Rig UDW Inc., an owner of drilling rigs and drillships involved in ultra-deepwater drilling. Mr. Economou is the Chairman, President and Chief Executive Officer of Ocean Rig UDW Inc. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2000, Mr. Economou has been a director and the President of AllShips Ltd. and, since 2010, he has been a member of the board of directors of Danaos Corporation. Apart from his shipping interests, Mr. Economou has also invested in real estate. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Anthony Kandylidis will serve as our Executive Vice President and as a Director upon the consummation of this offering. Mr. Kandylidis has served as Executive Vice President of Ocean Rig UDW Inc. since June 2012. Mr. Kandylidis started his career at OMI Corporation’s commercial department. During his tenure at OMI Corporation, he gained significant experience in the tanker business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, Corporate Finance and Strategic Planning. In the spring of 2006, Mr. Kandylidis returned to Greece where he provided consultancy services to companies affiliated with Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and he took OceanFreight Inc. public in April of 2007. In 2011 OceanFreight Inc. was absorbed by DryShips through a merger. Mr. Kandylidis graduated magna cum laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Master’s degree of Science in Ocean Systems Management. Mr. Kandylidis is the nephew of our Chairman, President and Chief Executive Officer and the Chairman, President and Chief Executive Officer of DryShips, Mr. George Economou, and the son of a director of DryShips.

Ziad Nakhleh will be appointed our Chief Financial Officer upon the consummation of this offering. Mr. Nakhleh has served as Chief Financial Officer of DryShips since November 2009. Mr. Nakhleh has over 13 years of finance experience. From January, 2005 to September, 2008, he served as Treasurer and Chief Financial Officer of Aegean Marine Petroleum Network Inc., or Aegean, a publicly traded marine fuels logistics company listed on the New York Stock Exchange. From September 2008 to October 2009, Mr. Nakhleh was engaged in a consulting capacity to various companies in the shipping and marine fuels industries. Prior to his time with Aegean, Mr. Nakhleh was employed at Ernst & Young and Arthur Andersen in Athens. Mr. Nakhleh is a graduate of the University of Richmond in Virginia and is a member of the American Institute of Certified Public Accountants.

Harry Kerames will serve as a director of the Company upon the consummation of this offering. Mr. Kerames was appointed to the board of directors of DryShips Inc. on July 29, 2009. Prior to the consummation of this offering, Mr. Kerames will quit the board of directors of DryShips and will thus be considered an independent director. Harry Kerames has over 22 years of experience in the transportation industry. Mr. Kerames has been the Managing Director of Global Capital Finance, where he was responsible for the firm’s shipping practice. Prior to joining Global Capital Finance in 2006, he was the Chief Marketing Officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded a freight derivatives hedge fund. Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, and Ship and Transportation Equipment Finance and OceanFreight Inc. Mr. Kerames is a member of the Baltic Exchange, the Hellenic American Chamber of Commerce, and the Connecticut Maritime Association. Mr. Kerames graduated with a Bachelor of Science from the University of Connecticut. Mr. Kerames will serve as the chairman of our Audit Committee.

George Kokkodis will serve as a director of the Company upon consummation of this offering. Since 2009, Mr. Kokkodis has been an Independent Business Introducer and Independent Client Advisor regarding financial investments at BNP Paribas (Suisse) SA. He had been a Senior Private Banker at BNP Paribas from 2003 to 2009 and served as the Head of the Greek Private Banking Desk from 1999 to 2003. Prior to that, he was Vice President of Private Banking at Merrill Lynch Bank Suisse S.A. from September 1996 to July 1998 and Vice President of Private Banking at Bankers Trust International PLC from September 1993 to June 1996. Mr. Kokkodis holds a Bachelor of Science in Aeronautical Engineering from the Imperial College of Science and Technology and a Master of Science in Aeronautical Engineering from the University of Glasgow. Mr. Kokkodis is a member of the board of directors of Marfin Investment Group.

Corporate Governance Practices

Upon our listing on the NASDAQ Global Select Market, we will certify to NASDAQ that its corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, it will be exempt from many of NASDAQ’S corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to NASDAQ of non-compliance with NASDAQ corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying NASDAQ Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of NASDAQ’S corporate governance rules applicable to U.S. domestic issuers are as follows:

Audit Committee. NASDAQ requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee will be, effective as of the closing of this offering, comprised of one independent director.

Nominating/Corporate Governance Committee. NASDAQ requires that director nominees be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. Our nominating committee will be composed of                      and our compensation committee will be composed of                     .

Executive Sessions. NASDAQ requires that non-management directors meet regularly in executive sessions without management. NASDAQ also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law, we do not expect our non-management directors to hold executive sessions without management.

Corporate Governance Guidelines. NASDAQ requires that a listed U.S. company adopt a code of conduct applicable to all directors, officers and employees, which must provide for an enforcement mechanism. Disclosure of any director or officer’s waiver of the code and the reasons for such waiver is required. We are not required to adopt such guidelines under Marshall Islands law and we do not expect it to adopt such guidelines.

Proxies. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Partnership Agreement, we will notify our shareholders of meetings between 15 and 60 days before a meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our amended and restated bylaws will provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we are in compliance with all NASDAQ corporate governance standards applicable to U.S. domestic issuers. We believe that our established corporate governance practices satisfy NASDAQ‘s listing standards.

Compensation of Directors and Senior Management

We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. We expect non-management directors will each receive a director fee of $20,000 per year. Members of the audit committee will each receive a committee fee of $10,000 per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Following the completion of this offering, we will not pay any cash compensation to our executives, Mr. Economou, Mr. Kandylidis or Mr. Nakhleh. An aggregate amount of $0.9 million and $0.7 million has been allocated from DryShips as cash compensation to our officers and executive directors for the fiscal year ended December 31, 2013 and the nine-month period ended September 30, 2014, respectively. Non-executive directors annual cash compensation has been allocated from DryShips in the aggregate amount of $0.1 million and $0.1 million, plus reimbursement of out-of-pocket expenses for the fiscal years ended December 31, 2013 and the nine-month period ended September 30, 2014, respectively. We will not have a retirement plan for our officers or directors.

Board Practices

Our board of directors will be elected annually, and each director elected will hold office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors will determine three of our future directors to be independent under the rules of the NASDAQ Stock Market LLC: Harry Kerames, George Kokkodis and                     . Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director’s independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreements

Since January 1, 2011, our Manager, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, has provided the commercial and technical management functions of our tankers, including while our tankers were under construction, pursuant to separate management agreements entered into with our Manager for each of our tankers. Each management agreement with our Manager provides for a management fee of Euro 1,700 (or $ 2,157 based on the Euro/U.S. Dollar exchange rate as of September 30, 2014) per vessel, per day, payable in equal monthly installments in advance and may automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 (or $ 2,222 based on the Euro/U.S. Dollar exchange rate as of September 30, 2014) per vessel, per day. In addition, our Manager also received a construction supervisory fee of 10% of the budgeted cost for our tankers under construction, payable up front, in lieu of the fixed management fee while our tankers were under construction.

In addition, under the management agreements, our Manager is entitled to a chartering commission of 1.25% of all monies earned by the vessel and a vessel sale and purchase commission of 1.0%. The management agreements further provide that in our discretion, we may pay our Manager an annual performance incentive fee.

Each management agreement with our Manager has a term of five years and is automatically renewed for successive five year periods unless we provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

The management agreements may be terminated as follows:

(i) our Manager may terminate the agreement with immediate effect by notice in writing (a) if any amounts payable by the vessel owner are not received by our Manager within ten running days; (b) the vessel owner does not meet certain obligations related to the technical management of the vessels for any reason within its control; or (c) the vessel owner employs the vessel in a hazardous or improper manner, and the vessel owner fails to remedy such default;

(ii) the vessel owner may terminate the agreement with immediate effect by notice in writing if our Manager does not meet its obligations for any reason within its control under the agreement and fails to remedy such default within a reasonable time; and

(iii) the agreement shall be deemed terminated in the case of the sale of the vessel, if the vessel becomes a total loss or is declared as a constructive total loss or in the event of an order or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party.

In the event that the management agreements are terminated for any reason other than a default by our Manager, we will be required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of us, as defined in the agreements, we will be required to pay our Manager a termination payment, unless the Company obtains a waiver, representing an amount equal to the estimated remaining fees payable to our Manager under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

The management agreements provide that our Manager shall not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by our Manager, its employees or agents and in such case the liability of our Manager per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provide that our Manager shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they are shown to have resulted from a failure by our Manager to perform its obligations with respect to management of the crew. Except to the extent of the liability cap described above, we have agreed to indemnify our Manager and its employees and agents against any losses incurred in the course of the performance of the agreement. Under the new management agreements, our Manager has the right to sub-contract any of its obligations thereunder, including those relating to management of the crew. In the event of such a sub-contract, our Manager shall remain fully liable for the due performance of its obligations under the management agreements.

For the nine month period ended September 30, 2014 and for the year ended December 31, 2013, total charges from our Manager under the management agreements amounted to $8.0 million and $11.7 million, respectively.

Cardiff Tankers Inc.

Under certain charter agreements for our tankers, Cardiff Tankers, a related party entity incorporated in the Republic of the Marshall Islands, is entitled to a 1.25% commission on revenue earned from the charter hire agreements. Cardiff Tankers is controlled by Mr. George Economou who will serve as our Chairman, President and Chief Executive Officer upon the consummation of this offering.

Consultancy Agreements

Vivid Finance

On September 1, 2010, DryShips entered into a consultancy agreement, or the DryShips Consultancy Agreement, with Vivid Finance, a company controlled by Mr. George Economou, who will serve as our Chairman, President and Chief Executive Officer, upon the consummation of this offering pursuant to which Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. Following the completion of this offering, DryShips and Vivid Finance have agreed to continue to provide us with the services provided under the DryShips Consultancy Agreement at no charge to us. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. The DryShips Consultancy Agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by us after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

For the nine month period ended September 30, 2014 and for the year ended December 31, 2013, total charges to Vivid Finance under the consultancy agreement with DryShips amounted to $0.2 million and $0.3 million, respectively, and have been allocated to the Company. DryShips paid these amounts which were allocated to Tankships and will continue to do so in the future.

Consultancy Agreements Relating to the Provision of the Services of Certain of our Executive Officers

For a description of our consultancy agreements relating to the provision of the services of certain of our executive officers and key employees, please see “Management.”

Omnibus Agreement

Pursuant to an Omnibus Agreement that we will enter into with Mr. Economou at or prior to the closing of this offering, Mr. Economou will grant us the option to purchase any tanker currently owned or acquired through the second anniversary of this offering, by Mr. Economou or the Related Entities, at the market value of the tanker as the time we exercise our purchase option. The market value of the tankers in the Optional Fleet will be calculated based on the average valuations of two independent brokers, and if the difference in valuation is more than 10%, then the price will be determined based on one valuation from a third independent broker. In addition, Mr. Economou, on behalf of himself and the Related Entities, have granted us a right of first refusal to purchase any tanker in the Optional Fleet that Mr. Economou or any of the Related Entities, proposes to sell to a third party on the same or substantially similar terms.

Exchange Agreement

Pursuant to an exchange agreement which will go into effect upon the consummation of this offering, we will institute a corporate reorganization of our existing subsidiaries where by a number of our subsidiaries will be merged into one Marshall Islands company, Tankers Owners Inc., which will be wholly owned by us and will own directly all of our vessel owning subsidiaries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND THE SELLING SHAREHOLDER

The following table sets forth the beneficial ownership of common shares as of the date of this prospectus and upon completion of this offering held by beneficial owners of 5% or more of our common shares, by all of our directors and officers as a group and by the Selling Shareholder. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

	Common Shares Beneficially Owned Prior to the Offering			Common Shares to be Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percentage (1)		Number	Percentage (2)
Dry Ships Inc. (3)			%
George Economou (4)			%
Directors and Executive Officers as a Group (*)			%

(1)	Calculated based on voting common shares outstanding.
(2)	Calculated based on voting common shares outstanding, which gives effect to this offering.
(3)	DryShips is our parent company and a reporting company under the Exchange Act. George Economou, our Chairman, President and Chief Executive Officer, is also the Chairman, President and Chief Executive Officer of DryShips. Information with respect to DryShips and Mr. Economou and their relations to us is discussed under “Related Party Transactions.” The business address of DryShips Inc. is 109 Kifisias Avenue and Sina Street, 151 24 Marousi, Athens, Greece
(4)	George Economou, our Chairman, President and Chief Executive Officer, may be deemed to beneficially own of these shares through .
(*)	Less than 1.0% of our outstanding common shares.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. Please see our form of amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

PURPOSE

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and bylaws will not impose any limitations on the ownership rights of our shareholders.

AUTHORIZED CAPITAL STOCK

Under our amended and restated articles of incorporation our authorized capital stock will consist of              million common shares, par value $             per share, of which                 shares are issued and outstanding, and              million preferred shares, par value $             per share, of which no shares are issued and outstanding.

Common shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

Preferred shares

Our amended and restated articles of incorporation will authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for our common shares will be the American Stock Transfer & Trust Company, LLC.

LISTING

We will apply to list our common shares for quotation on the NASDAQ Global Select Market under the symbol “TNKS.”

DIRECTORS

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our amended and restated bylaws require our board of directors to consist of at least one member. Upon the completion of this offering, our board of directors will consist of five members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.

Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

SHAREHOLDER MEETINGS

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

SHAREHOLDERS’ DERIVATIVE ACTIONS

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation and bylaws will include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our amended and restated articles of incorporation, our board of directors will have authority, without any further vote or action by our shareholders, to issue up to             million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and removal of directors

Our amended and restated articles of incorporation will prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our amended and restated articles of incorporation and our bylaws will provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws will provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance notice requirements for shareholder proposals and director nominations

Our amended and restated bylaws will provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than days nor more than days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws will also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified board of directors

As described above, our amended and restated articles of incorporation will provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third-party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our articles of incorporation. Specifically, our amended and restated articles of incorporation will prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

•	any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•	any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•	any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•	at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of this initial public offering;

•	a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•	the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

SHARES ELIGIBLE FOR FUTURE SALE

             common shares, or     %, of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

After this offering, we will have outstanding              common shares. This includes the             shares we are selling and the             shares the Selling Shareholder is selling in this offering, which may be resold in the public market immediately. The remaining     %, or             shares, of our total outstanding shares will become available for resale in the public market as shown in the chart below.

As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Number of shares / % of total outstanding	Date of availability for resale into public market
%	days after the date of this prospectus due to an agreement these shareholders have with the underwriters. However, the underwriters can waive this restriction and allow these shareholders to sell their shares at any time subject to the limitations imposed by the U.S. securities laws applicable to our affiliates.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs will be governed by our amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. The following table provides a comparison between statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Notice:	Notice:

•     Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•     A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.

•     Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

•     Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.	Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Marshall Islands	Delaware
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the common shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Removal:	Removal:

•     Any or all of the directors may be removed for cause by vote of the shareholders.

•     If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

•     Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Directors

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a by-law.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.

Marshall Islands	Delaware
Dissenter’s Rights of Appraisal

Shareholders have a right to dissent from any plan of merger or consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration or if such shares are held of record by more than 2,000 holders.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration or if such shares are held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or

• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.

Marshall Islands	Delaware
Attorneys’ fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the common shares have a value of less than $50,000.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to us and our shareholders and the ownership of our common shares. This discussion does not purport to deal with the tax consequences relevant to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire our common shares in this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and of our common shares to our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of our activities to us, and of the ownership of common shares to U.S. Holders and Non-U.S. Holders, each as defined below. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Tankships Inc. and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of Operating Income: In General

We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use on a spot or time charter basis or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless we qualify from an exemption from U.S. federal income taxation under Section 883 of the Code, or Section 883, as discussed below, a foreign corporation will be subject to U.S. federal income taxation on its “shipping income” that is treated as derived from sources within the United States, to which we refer as “U.S. source shipping income.” For U.S. federal income tax purposes, “U.S. source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

Shipping income attributable to transportation exclusively between U.S. ports is considered to be 100% derived from U.S. sources. However, we are not permitted by U.S. law to engage in the transportation that produces 100% U.S. source shipping income.

In the absence of exemption from tax under Section 883, we anticipate that our gross U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions, as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from U.S. federal income taxation of its U.S. source shipping income if:

(1) it is organized in a “qualified foreign country” which is one that grants an “equivalent exemption” from tax to corporations organized in the U.S. in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2) one of the following tests is met: (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”; or (B) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test.”

The Republic of The Marshall Islands, the jurisdiction where we are incorporated, has been officially recognized by the U.S. Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

After this offering, we anticipate that we will satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. Given the widely held nature of our common shares, we do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test.

Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. After this offering, our common shares, which constitute its sole class of issued and outstanding stock, are expected to be “primarily traded” on the NASDAQ Global Select Market, or the NASDAQ.

Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” After this offering, we expect that our common shares will satisfy the listing threshold.

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (1) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (2) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume”

test. We anticipate that we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding stock, to which we refer as the “5% Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, qualified shareholders (as defined for purposes of Section 883) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year.

We anticipate that after the offering, we will be able to satisfy the Publicly-Traded Test and will not be subject to the 5% Override Rule. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances as to our qualification for the Section 883 exemption.

Taxation in Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the “4% gross basis tax regime,” to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being U.S. source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(1) we have, or are considered to have, a fixed place of business in the U.S. involved in the earning of U.S. source shipping income; and

(2) substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the U.S. for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a holder that for U.S. federal income tax purposes is a beneficial owner of common shares and is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Until the common shares are publicly traded on the NASDAQ, any dividends paid by us will be treated as ordinary income to a U.S. Holder, and may continue to be so treated thereafter. Dividends paid on our common shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the U.S. (such as the NASDAQ); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been, are or will be); (3) the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other conditions are met.

There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such non-corporate U.S. Holders. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” – generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share – paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds our common shares, either

(1) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

(2) at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current and anticipated operations, we do not believe that we are currently a PFIC or will be treated as a PFIC for any future taxable year. Our belief is based principally on the position that the gross income we derive from our voyage or time chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from voyage or time charters as services income for other tax purposes. However, there is also authority which characterizes voyage or time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. A U.S. holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC. We intend to promptly notify our shareholders if we determine that we are a PFIC for any taxable year.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case after this offering, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

(1) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

(2) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

(3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. Federal Income Taxation of “Non-U.S. Holders”

As used herein, the term “Non-U.S. Holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of common shares (other than a partnership) that is not a U.S. Holder.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Dividends on Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

(1) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

(2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, and the payment of gross proceeds on a sale or other disposition of our common shares, made within the United States to a non-corporate U.S. Holder will be subject to information reporting. Such payments or distributions may also be subject to backup withholding if the non-corporate U.S. Holder:

(1) fails to provide an accurate taxpayer identification number;

(2) is notified by the IRS that it has have failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

(3) in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding with respect to dividends payments or other taxable distribution on our common shares by certifying their status on an appropriate IRS Form W-8. If a Non-U.S. Holder sells our common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establishes an exemption. If a Non-U.S. Holder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside the U.S., then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non-U.S. Holder is not a U.S. person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a refund may generally be obtained of any amounts withheld under backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a timely refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations in respect of our common shares.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, dated                     , 2015, the underwriters named below, through their representative, DNB Markets, Inc. and             have, severally and not jointly, agreed to purchase from us and the Selling Shareholder the following respective number of common shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Common Shares
DNB Markets, Inc.	$

Total	$

The underwriting agreement provides that the obligations of the several underwriters to purchase the common shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the common shares offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the common shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $         per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $ per share to other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

The Selling Shareholder granted the underwriters an option, exercisable not later than 30 days after the date of the prospectus, to purchase up to additional common shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover their option to purchase additional shares made in connection with the sale of the common shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional common shares as the number of common shares to be purchased by it in the above table bears to the total number of common shares offered by this prospectus. The Selling Shareholder will be obligated, pursuant to the option, to sell these additional common shares to the underwriters to the extent the option is exercised. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting discounts and commissions are     % of the initial public offering price. We and the Selling Shareholder have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares:

Total Fees
	Fee per share	Without Exercise of Over- Allotment Option	With Full Exercise of Over- Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the Selling Shareholder

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, but including reimbursement of up to $     in certain underwriter’s counsel fees, will be approximately $         .

Each of our officers and directors, and certain of our shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any common shares or other securities convertible into or exchangeable or exercisable for common shares or derivatives of our common shares owned by these persons prior to this offering or common shares issuable upon exercise of options or warrants held by these persons for a period of     days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of DNB Markets, Inc. and             . This consent may be given at any time without public notice except in limited circumstances. We and the Selling Shareholder have entered into a similar agreement with the representative of the underwriters for a period of     days. There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lockup periods discussed above.

In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares from the Selling Shareholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

Naked short sales are any sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other Relationships

Some of the underwriters or their affiliates have provided investment banking services to us and our affiliates in the past and may do so in the future. They receive customary fees and commissions for these services.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a corporation. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States. The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, as our registered agent, can accept service of process on our behalf in any such action.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the common shares and certain other matters relating to United States federal income and Marshall Islands tax considerations and to Marshall Islands corporations law will be passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters have been represented in connection with this offering by Fried, Frank, Harris, Shriver & Jacobson LLP.

EXPERTS

The consolidated carve-out financial statements of Tankships Investment Holdings Inc. at December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Tankships Investment Holdings Inc.’s ability to continue as a going concern as described in Note 3 to the consolidated carve-out financial statements) appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting. Ernst & Young (Hellas) Certified Auditors Accountants S.A. is located at 11th km National Road Athens – Lamia, Athens, Greece and is registered as a corporate body with the public register for company auditors-accountants kept with the Body of Certified-Auditors-Accountants, or SOEL, Greece with registration number 107.

This prospectus has been reviewed by Drewry Shipping Consultants Ltd., or Drewry, 15-17 Christopher Street, London, EC2A 2BS, UK and the section in this prospectus entitled “The International Oil Tanker Shipping Industry” and has been supplied by Drewry, which has confirmed to us that this prospectus and such sections accurately describe, to the best of its knowledge, the offshore drilling industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our common shares offered by this prospectus. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed. Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions. The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a

“foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and the structuring fee, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee
Nasdaq Global Select Market listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving costs		*
Transfer agent fees and other		*
Miscellaneous		*

Total	$	*

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and Nasdaq Global Select Market listing fee.

*	To be filed by amendment.

INDEX TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS

TANKSHIPS INVESTMENT HOLDINGS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS

TANKSHIPS INVESTMENT HOLDINGS INC.

TANKSHIPS INVESTMENT HOLDINGS INC.

Consolidated Carve-Out Balance Sheets

As of December 31, 2013 and September 30, 2014 (unaudited)

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2013	September 30, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,391	$479
Restricted cash (Note 2)	17,061	17,052
Trade accounts receivable	14,948	12,828
Due from related parties (Note 4)	17,969	9,809
Financial instruments (Note 8)	1,224	1,708
Other current assets (Note 5)	12,661	12,219

Total current assets	67,254	54,095

FIXED ASSETS, NET:
Vessels, net (Note 6)	615,104	596,841

Total fixed assets, net	615,104	596,841

Total assets	$682,358	$650,936

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance fees (Note 7)	$297,965	$277,524
Accounts payable and other current liabilities	6,214	16,147
Financial instruments (Note 8)	2,213	1,860
Due to a related party (Note 4)	181	281
Accrued liabilities	3,063	3,881

Total current liabilities	309,636	299,693

NON-CURRENT LIABILITIES:
Other non-current liabilities	12,798	—

Total non-current liabilities	12,798	—

COMMITMENTS AND CONTINGENCIES (Note 10)	—	—

STOCKHOLDERS’ EQUITY:
Share capital not paid $20 par value; 500 shares authorized and issued at December 31, 2013 and September 30, 2014, respectively	—	—
Additional paid-in capital (Note 9)	366,169	356,961
Accumulated deficit	(6,245)	(5,718)

Total stockholder’s equity	359,924	351,243

Total liabilities and stockholders’ equity	$682,358	$650,936

The accompanying notes are an integral part of these unaudited interim condensed consolidated carve-out financial statements.

TANKSHIPS INVESTMENT HOLDINGS INC.

Unaudited Interim Condensed Consolidated Carve-Out Statements of Operations

For the nine-month periods ended September 30, 2013 and 2014

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	For the nine-month periods ended September 30,
	2013	2014
REVENUES:
Voyage revenues (Note 4)	$88,007	$117,865

Total revenues	88,007	117,865

EXPENSES:
Voyage expenses (Note 4)	53,280	62,570
Vessel operating expenses	19,927	19,408
Depreciation (Note 6)	17,905	18,263
General and administrative expenses (Notes 1 and 4)	9,728	9,242

Operating income/(loss)	(12,833)	8,382

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 11)	(8,385)	(7,947)
Interest income	3	5
Gain/( loss) on derivative instruments (Notes 4 and 8)	24,797	(830)
Other, net	(154)	917

Total other income/(expenses), net	16,261	(7,855)

NET INCOME	$3,428	$527
EARNINGS PER SHARE, BASIC AND DILUTED	$6,856	$1,054
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED	500	500

The accompanying notes are an integral part of these unaudited interim condensed consolidated carve-out financial statements

TANKSHIPS INVESTMENT HOLDINGS INC.

Unaudited Interim Condensed Consolidated Carve-Out Statements of Cash Flows

For the nine-month periods ended September 30, 2013 and 2014

(Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2013	2014
Net Cash Provided by Operating Activities	19,244	30,576

Cash Flows from Investing Activities:
Advances for vessel acquisitions under construction	(115,552)	—
Decrease in restricted cash	11	9

Net Cash Provided by/ (Used in) Investing Activities	(115,541)	9

Cash Flows from Financing Activities:
Proceeds from long-term debt and seller’s credit	113,356	—
Movement in invested equity	(102)	(11,837)
Principal payments of long-term debt	(17,448)	(21,650)
Payment of financing costs	—	(10)

Net Cash Provided by/ (Used in) Financing Activities	95,806	(33,497)

Net decrease in cash and cash equivalents	(491)	(2,912)
Cash and cash equivalents at beginning of the period	4,176	3,391

Cash and cash equivalents at end of the period	$3,685	$479

The accompanying notes are an integral part of these unaudited interim condensed consolidated carve-out financial statements.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Unaudited Interim Condensed Consolidated Carve-Out Financial Statements

September 30, 2014

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated carve-out financial statements include the accounts of Tankships Investment Holdings Inc., formerly Olympian Asclepius Holdings Inc. (“Olympian Asclepius”), and its wholly owned subsidiaries, collectively, the Company or Tankships Inc. Olympian Asclepius was formed on December 15, 2010, under the laws of the Republic of the Marshall Islands by DryShips Inc., or DryShips or Parent, and changed its corporate name to Tankships Investment Holdings Inc., on December 8, 2014. Tankships Inc. is a provider of international seaborne, tanker transportation services. DryShips is a provider of international seaborne drycargo and oil transportation services and deepwater drilling services.

The accompanying unaudited interim condensed consolidated carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, on a “carve-out” basis from the accounting records of the Parent using historical results of operations, assets and liabilities attributable to the Company, including the allocation of expenses from the Parent. Management believes the allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the periods presented. The actual basis of allocation is described below.

These unaudited interim condensed consolidated carve-out financial statements have been prepared on the same basis as the Company’s annual consolidated carve-out financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine- month period ended September 30, 2014, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

These unaudited interim condensed consolidated carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Company, plus the following items which have been allocated as set forth below.

General and administrative expenses: In the preparation of these unaudited interim condensed consolidated carve-out financial statements, certain general and administrative expenses relating to the Company were not identifiable. General and administrative expenses, consisting primarily of salaries and other employee related costs, share based payments, office rent, legal and professional fees, and travel expenses were allocated based on the Company’s proportionate share of DryShips’ total ship-ownership days for each of the periods presented. Management believes these allocations reasonably present the financial position and results of operations of the Company. For the nine month periods ended September 30, 2013 and 2014, total expenses allocated by the Parent amounted to $3,363 and $2,629, respectively.

Since DryShips uses a centralized cash management system, whereby cash generated at a subsidiary level is swept into a centralized treasury function at DryShips, intercompany payables and receivables outstanding for the periods presented have been deemed to have been treated as equity by the Company and are recognized, within stockholders’ equity in the unaudited interim condensed consolidated carve-out financial statements.

The Company’s unaudited interim condensed consolidated carve-out balance sheets, statements of operations and cash flows may not be indicative of the results that would have been realized had the Company operated as an independent stand-alone entity for the periods presented. Had the Company operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Unaudited Interim Condensed Consolidated Carve-Out Financial Statements

September 30, 2014

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated carve-out financial statements for the year ended December 31, 2013, (the “Consolidated Carve-Out Financial Statements for the year ended December 31, 2013”). There have been no material changes to these policies in the nine-month period ended September 30, 2014.

New accounting pronouncements

Revenue from Contracts with Customers: The Financial Accounting Standards Board, or the FASB, and the International Accounting Standards Board, or IASB, or collectively the Boards, jointly issued a standard in May 2014 that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards , or the IFRS, and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The guidance in Accounting Standard Update , or the ASU, 2014-09 Revenue from Contracts with Customers (Topic 606) supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. Management is in the process of accessing the impact of the new standard on the Company’s financial position and performance.

Going Concern: In August 2014, the FASB issued the ASU No. 2014-15–Presentation of Financial Statements – Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period, based on the relevant conditions and events that are known at the date of the financial statements are issued, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016 and for annual periods and interim periods thereafter. Early application is permitted. Management is in the process of accessing the impact of the new standard.

3. Going Concern

At December 31, 2013 the Company was not in compliance with a financial covenant contained in DryShips’ guarantee under certain of its debt agreements with an outstanding balance of $219,884. During 2014, the Company entered into supplemental agreements to these debt agreements to obtain waivers for such financial covenant until December 31, 2014. As of September 30, 2014, the Company was in compliance with its financial covenants contained in its loan agreements, while DryShips, acting as a guarantor in the Company’s loan agreements, was in breach of certain financial covenants, contained in its

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Unaudited Interim Condensed Consolidated Carve-Out Financial Statements

September 30, 2014

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Going Concern – continued

loan agreements. Even though as of to date none of the lenders have declared an event of default under the loan agreements, these breaches constitute potential events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements in which DryShips acts as guarantor, the Company has classified the respective bank loans amounting to $282,328 as current liabilities (Note 7) and, consequently, the Company reported a working capital deficit of $245,598 at September 30, 2014.

DryShips is currently in negotiations with its lenders to obtain waivers, waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that DryShips and the Company pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations, from financing activities and cash injections from DryShips.

The unaudited interim condensed consolidated carve-out financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated carve-out financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated carve-out balance sheets and unaudited interim condensed consolidated carve-out statements of operations are as follows:

	December 31, 2013	September 30, 2014
Balance sheet
Due from related party – DryShips	$8,004	$—
Due from related party – TMS Tankers	9,965	9,809

Due from related parties – Total	$17,969	$9,809

Due to a related party – Cardiff Tankers	$(181)	$(281)

Due to a related party – Total	$(181)	$(281)

Vessels’, net – TMS Tankers	$1,862	$—
Trade accounts receivable – Sigma Pool	$386	$—

	Nine-month period ended September 30,
	2013	2014
Statement of Operations
Voyage revenues – Sigma and Blue Fin pools	$4,950	$44
Voyage expenses – TMS Tankers	(1,078)	(1,447)
Voyage expenses – Cardiff Tankers	(1,019)	(1,447)

General and administrative expenses
General and administrative expenses – DryShips (Note 1)	(3,363)	(2,629)
Management fees – TMS Tankers	(6,170)	(6,517)
Gain on derivative instruments – DryShips	$23,358	$—

(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Unaudited Interim Condensed Consolidated Carve-Out Financial Statements

September 30, 2014

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties – continued:

TMS Tankers Ltd.:

The Company’s ship-owning subsidiaries entered into management agreements with TMS Tankers Ltd., or TMS Tankers or the Manager. TMS Tankers is beneficially owned by DryShips’ Chairman, President and Chief Executive Officer, Mr. George Economou.

TMS Tankers provides to the Company’s tanker vessels comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers’ commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. TMS Tankers is entitled to a construction supervisory fee of 10% of the budgeted supervision cost for the vessels under construction, payable up front in lieu of the fixed management fee.

Once the vessel is operating, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,157 based on the Euro/U.S. Dollar exchange rate at September 30, 2014), payable in equal monthly installments in advance and may automatically be adjusted each year for the previous year depending on the Greek Consumer Price Index by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($ 2,222 based on the Euro/U.S. Dollar exchange rate at September 30, 2014).

Under their respective agreements, the Manager is also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Manager and, (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by the Manager.

In the event that the management agreements are terminated for any reason other than a default by the Manager, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination.

In the event of a change of control of the Company’s ownership the Company will be required to pay the Manager a termination payment, unless the Company obtains a waiver, representing an amount equal to the estimated remaining fees payable to the Manager under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

Each management agreement with our Manager has an initial term of five years and will be automatically renewed for a five year period, and thereafter, extended in five year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

The management fee is recognized in the accompanying unaudited interim condensed consolidated carve-out statements of operations, on the basis of the average U.S. Dollar rate during the nine- month periods ended September 30, 2013 and 2014.

Cardiff Tankers Inc.:

Under certain charter agreements for the Company’s tankers, Cardiff Tankers Inc. , or Cardiff Tankers, a company incorporated in the Republic of the Marshall Islands and controlled by DryShips’ Chairman, President and Chief Executive Officer, Mr. George Economou, provides brokerage services. In this respect, Cardiff Tankers is entitled to a 1.25% commission on revenues earned from the specific charter hire agreements that it provided brokerage services for.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Unaudited Interim Condensed Consolidated Carve-Out Financial Statements

September 30, 2014

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties – continued:

DryShips Inc.:

During the nine-month period ended September 30, 2013, the Company entered into 80 forward freight agreements with a wholly owned subsidiary of DryShips, under which a gain of $23,358 was resulted (Note 8) and is included in the gain/(loss) on derivative instruments in the accompanying unaudited interim condensed consolidated carve-out statements of operations. During the nine-month period ended September 30, 2014, the Company did not enter into any forward freight agreements.

Sigma Tankers Inc. pool and Blue Fin Tankers Inc. pool:

Three of the Suezmax tankers, Vilamoura, Petalidi and Lipari, operated in the Blue Fin Tankers pool, or Blue Fin, until the termination of the pooling agreements with Blue Fin relating to such vessels in October 2012, November 2012 and March 2013, respectively. The Aframax tankers Saga, Daytona, Belmar and Calida, operated in the Sigma Tanker pool , or Sigma, until the termination of the pooling agreements with Sigma relating to such vessels in April 2012, October 2012, January 2013 and October 2013, respectively. Sigma and Blue Fin are spot market pools managed by Heidmar Inc. DryShips’ Chairman, President and Chief Executive Officer, Mr. George Economou is a member of the Board of Directors of Heidmar Inc.

5. Other Current Assets

The amount of other current assets shown in the accompanying consolidated carve-out balance sheets is analyzed as follows:

	December 31, 2013	September 30, 2014
Inventories	$10,965	$10,265
Prepayments and advances	1,123	1,340
Insurance claims	23	64
Security Deposits for derivatives	550	550

	$12,661	$12,219

6. Vessels, net:

On November 22, 2010, DryShips placed an order for ten tanker vessels (six Aframax and four Suezmax), with an established Korean shipyard, for a total consideration of $631,500. On January 18, 2011, March 23, 2011, April 29, 2011, and October 7, 2011, the Company took delivery of its newbuilding tankers Saga, Vilamoura, Daytona and Belmar, respectively. On January 3, 2012, April 25, 2012 and May 31, 2012, the Company took delivery of its newbuilding tankers Calida, Lipari and Petalidi, respectively. On January 8, 2013, January 15, 2013 and January 31, 2013, the Company took delivery of its newbuilding tankers Alicante, Mareta and Bordeira.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Unaudited Interim Condensed Consolidated Carve-Out Financial Statements

September 30, 2014

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Vessels, net – continued:

The amounts in the accompanying consolidated carve-out balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$660,468	$(45,364)	$615,104
Depreciation	—	(18,263)	(18,263)

Balance, September 30, 2014	$660,468	$(63,627)	$596,841

As of September 30, 2014, all of the Company’s vessels have been pledged as collateral to secure the bank loans (Note 7).

7. Long-Term Debt:

The amount of long-term debt shown in the accompanying consolidated carve-out balance sheets is analyzed as follows:

	December 31, 2013	September 30, 2014
Term bank loans	$303,978	$282,328
Less: Deferred finance fees	(6,013)	(4,804)

Total debt	297,965	277,524
Less: Current portion	(297,965)	(277,524)

Long-term portion	$—	$—

Term bank loans

The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between February 2016 and May 2019 or January 2025 at the lenders option. Interest rates on the outstanding loans as at September 30, 2014, are based on LIBOR plus a margin.

During 2014, the Company entered into supplemental agreements under certain of its debt agreements with an outstanding balance of $219,884 at December 31, 2013, to obtain waivers of a certain financial covenant until December 31, 2014.

The weighted-average interest rate on the above outstanding loans was 3.5%, for both nine-month periods ended September 30, 2013 and 2014.

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, DryShips’ guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank’s prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company’s business. The loans also contain certain financial covenants relating to the Company’s and DryShips’ financial position, operating performance and liquidity and impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit the Company’s subsidiaries’ ability to, among other things, without the relevant lenders’ prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, (vi) undergo a change in ownership or control and (vii) distribute dividends subject to certain conditions.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Unaudited Interim Condensed Consolidated Carve-Out Financial Statements

September 30, 2014

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Long-Term Debt – continued:

At December 31, 2013 the Company was not in compliance with a financial covenant contained in DryShips’ guarantee under certain of its debt agreements with an outstanding balance of $219,884. During 2014, the Company entered into supplemental agreements to these debt agreements to obtain waivers for such financial covenant until December 31, 2014. As of September 30, 2014, the Company was in compliance with its financial covenants contained in its loan agreements, while DryShips, acting as a guarantor in the Company’s loan agreements, was in breach of certain financial covenants, contained in its loan agreements. Even though as of to date none of the lenders have declared an event of default under the loan agreements, these breaches constitute potential events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements in which DryShips acts as guarantor, the Company has classified the respective bank loans amounting to $282,328 as current liabilities and, consequently, the Company reported a working capital deficit of $245,598 at September 30, 2014.

In terms of the loan agreements, the Company is required to hold bank deposits which are used to fund the loan installments coming due. These funds can only be used for the purposes of loan repayments and are shown as “Restricted cash” under current assets that at December 31, 2013 and September 30, 2014, amounted to $2,061 and $2,052, respectively, in the accompanying consolidated balance sheets. Restricted cash also includes additional minimum cash deposits amounted to $15,000 and $15,000, at December 31, 2013 and September 30, 2014, respectively, required to be maintained with certain banks under the Company’s borrowing arrangements, and were classified as current due to the non-compliance and of the cross default provisions contained in all bank loan agreements in which DryShips acts as guarantor.

Total interest incurred on long-term debt and amortization of deferred finance fees, including capitalized interest, for the nine-month periods ended September 30, 2013 and 2014, amounted to $8,404 and $7,879, respectively. These amounts net of capitalized interest are included in “Interest and finance costs” in the accompanying unaudited interim condensed consolidated carve-out statements of operations.

The annual principal payments required to be made after September 30, 2014, totaling $282,328 due through September 30, 2015, are as follows:

September 30, 2015	$282,328

Total principal payments	282,328
Less: Financing fees	(4,804)

Total debt	$277,524

On March 15, 2013, the Company reached an agreement with a far eastern shipyard for a $12,500 sellers credit to the Company. This credit is repayable to the yard in one bullet repayment two years after date of drawdown and it bears interest at LIBOR plus 300 basis points per annum and is included in “Accounts payable and other current liabilities” and “Other non-current liabilities” in the accompanying consolidated carve-out balance sheets as at September 30, 2014 and December 31, 2013, respectively. The Company agreed to provide a pledge of 1,602,500 shares in Ocean Rig UDW Inc. that DryShips owns, which pledge will be automatically released upon repayment of the credit.

8. Financial Instruments and Fair Value Measurements:

ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Unaudited Interim Condensed Consolidated Carve-Out Financial Statements

September 30, 2014

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Financial Instruments and Fair Value Measurements – continued:

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated carve-out balance sheets.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. From time to time, the Company trades in the Forward Freight Agreement (FFA) market in order to manage risks associated with fluctuations in charter rates. FFA trading generally has not qualified as hedge accounting and, as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results on a period to period basis. All of the Company’s derivative transactions are entered into for risk management purposes.

During the nine-month period ended September 30, 2013, the Company entered into 80 FFAs with a wholly owned subsidiary of DryShips, under which a gain of $23,358 resulted and is reflected under “Gain/(loss) on derivative instruments” in the accompanying unaudited interim condensed consolidated carve-out statement of operations. During the nine-month period ended September 30, 2014, the Company did not enter into any such agreements. As of December 31, 2013, the Company had an outstanding balance of $8,004 under the FFAs, which are included under “Due from related parties” in the accompanying consolidated carve-out balance sheet.

As of September 30, 2014, the Company had nine interest rate swaps outstanding of $263 million notional amount, maturing from February 2016 through July 2017. As of December 31, 2013, the Company had nine interest rate swaps outstanding of $284 million notional amount maturing from February 2016 through July 2017.

As of December 31, 2013 and September 30, 2014, security deposits of $550 for the tankers Saga and Vilamoura were recorded as “Other current assets” in the accompanying consolidated carve-out balance sheets due to the market loss in the respective swap agreements.

The change in the fair value of interest rate swaps which do not qualify for hedge accounting for the nine-month period ended September 30, 2014, amounted to a gain of $837 and is reflected under “Gain/(loss) on derivative instruments” in the accompanying unaudited interim condensed consolidated carve-out statement of operations.

Fair Values of Derivative Instruments in the Consolidated Carve-Out Balance Sheets:

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2013 Fair value	September 30, 2014 Fair value	Balance Sheet Location	December 31, 2013 Fair value	September 30, 2014 Fair value
Interest rate swaps	Financial instruments current assets	$1,224	$1,708	Financial instruments-current liabilities	$(2,213)	$(1,860)
Forward freight agreements	Financial instruments-current assets	—	—	Financial instruments- liabilities	—	—

Total derivatives not designated as hedging instruments		$1,224	$1,708		$(2,213)	$(1,860)

Total derivatives		$1,224	$1,708	Total derivatives	$(2,213)	$(1,860)

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Unaudited Interim Condensed Consolidated Carve-Out Financial Statements

September 30, 2014

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Financial Instruments and Fair Value Measurements – continued:

The effects of the derivative instruments in the unaudited interim condensed consolidated carve-out statements of operations are as follows:

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Nine-month period ended September 30,
		2013	2014
Interest rate swaps	Gain/(loss) on derivative instruments	$1,439	$(830)
Forward freight agreements	Gain/(loss) on derivative instruments	23,358	—

Total		$24,797	$(830)

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated carve-out balance sheets. As of December 31, 2013 and September 30, 2014, the outstanding net liability amounted to $989 and $152, respectively.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable and other current liabilities reported in the consolidated carve-out balance sheets approximate their respective fair values because of the short term nature of these accounts. The carrying value of the term bank loans and other non-current liabilities bearing interest at variable interest rates approximates their fair market value. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data. The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	September 30, 2014	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps – asset position	$1,708	$—	$1,708	$—
Interest rate swaps – liability position	$(1,860)	$—	$(1,860)	$—

Total	$(152)	$—	$(152)	$—

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Unaudited Interim Condensed Consolidated Carve-Out Financial Statements

September 30, 2014

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Additional Paid-in Capital:

The amounts shown in the accompanying consolidated carve-out balance sheets as of December 31, 2013 and September 30, 2014, as additional paid-in capital represent payments made by DryShips at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital. Furthermore, as discussed above, since DryShips uses a centralized cash management system, whereby cash generated at a subsidiary level is swept into a centralized treasury function at DryShips, intercompany payables and receivables outstanding for the periods presented have been deemed to have been treated as equity by the Company and are recognized within stockholders’ equity in the unaudited interim condensed consolidated carve-out financial statements.

10. Commitment and contingencies:

10.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated carve-out financial statements.

11. Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated carve-out statements of operations are analyzed as follows:

	Nine-month period ended September 30,
	2013	2014
Interest incurred on long-term debt	$7,119	$6,660
Long-term debt commitment fees and bank charges	120	68
Amortization of deferred financing costs	1,285	1,219
Capitalized borrowing costs	(139)	—

Total	$8,385	$7,947

12. Subsequent events:

12.1 On December 4, 2014, the Company entered into three Memoranda of Agreements, subject to certain conditions, with one entity related to Mr. George Economou, and with two entities each beneficially owned by a former wife of Mr. Economou, to acquire three additional crude oil tanker vessels, for a purchase price of $209,000, in the aggregate, of which, $115,700 will be paid in cash and the balance of $93,300 will be paid in shares of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Tankships Investment Holdings Inc.

We have audited the accompanying consolidated carve-out balance sheets of Tankships Investment Holdings Inc. (the “Company”) as of December 31, 2012 and 2013, and the related consolidated carve-out statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index as Schedule I. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tankships Investments Holdings Inc. at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated carve-out financial statements and schedule have been prepared assuming that the Company will continue as a going concern. The Company reports a working capital deficit of $242.4 million at December 31, 2013, as a result of the classification of its long-term debt as current due to its guarantor’s non-compliance with certain of its financial covenants as further discussed in Note 3 to the consolidated carve-out financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated carve-out financial statements and schedule do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

December 15, 2014

TANKSHIPS INVESTMENT HOLDINGS INC.

Consolidated Carve-Out Balance Sheets

As of December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2012	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,176	$3,391
Restricted cash (Note 2)	17,081	17,061
Trade accounts receivable	5,101	14,948
Due from related parties (Note 4)	17,351	17,969
Financial instruments (Note 10)	61	1,224
Other current assets (Note 5)	12,129	12,661

Total current assets	55,899	67,254

FIXED ASSETS, NET:
Advances for vessels under construction and related costs (Note 6)	84,316	—
Vessels, net (Note 7)	439,295	615,104

Total fixed assets, net	523,611	615,104

OTHER NON-CURRENT ASSETS:
Other non-current assets (Note 8)	4,821	—

Total other non-current assets	4,821	—

Total assets	$584,331	$682,358

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance fees (Note 9)	$222,131	$297,965
Accounts payable and other current liabilities	4,194	6,214
Due to a related party (Note 4)	2	181
Financial instruments (Note 10)	3,418	2,213
Accrued liabilities	7,359	3,063

Total current liabilities	237,104	309,636

NON-CURRENT LIABILITIES:
Other non-current liabilities	—	12,798

Total non-current liabilities	—	12,798

COMMITMENTS AND CONTINGENCIES (Note 12)	—	—

STOCKHOLDERS’ EQUITY:
Share capital not paid $20 par value, 500 shares authorized and issued at December 31, 2012 and 2013, respectively	—	—
Additional paid-in capital (Note 11)	357,810	366,169
Accumulated deficit	(10,583)	(6,245)

Total stockholder’s equity	347,227	359,924

Total liabilities and stockholders’ equity	$584,331	$682,358

The accompanying notes are an integral part of these consolidated carve-out financial statements.

TANKSHIPS INVESTMENT HOLDINGS INC.

Consolidated Carve-Out Statements of Operations

For the years ended December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31, 2012	Year ended December 31, 2013
REVENUES:
Voyage revenues (Note 4)	$41,037	$120,719

Total revenues	41,037	120,719

EXPENSES:
Voyage expenses (Note 4)	10,072	73,663
Vessel operating expenses	16,488	26,503
Depreciation (Note 7)	15,092	24,059
General and administrative expenses (Notes 2 and 4)	9,710	13,029

Operating loss	(10,325)	(16,535)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 13)	(6,293)	(11,203)
Interest income	5	4
Gain on derivative instruments (Notes 4 and 10)	10,064	32,345
Other, net	(82)	(273)

Total other income, net	3,694	20,873

NET INCOME/ (LOSS)	$(6,631)	$4,338
EARNINGS/ (LOSS) PER SHARE, BASIC AND DILUTED	$(13,262)	$8,676
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED	500	500

The accompanying notes are an integral part of these consolidated carve-out financial statements

TANKSHIPS INVESTMENT HOLDINGS INC.

Consolidated Carve-Out Statements of Stockholders’ Equity

For the years ended December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Share capital not paid		Additional Paid In Capital	Accumulated deficit	Total
	Shares	Par Value
BALANCE, December 31, 2011	500	$20	$242,650	$(3,952)	$238,698
Net loss	—	—	—	(6,631)	(6,631)
Movement in invested equity	—	—	115,160	—	115,160

BALANCE, December 31, 2012	500	$20	$357,810	$(10,583)	$347,227
Net income	—	—	—	4,338	4,338
Movement in invested equity	—	—	8,359	—	8,359

BALANCE, December 31, 2013	500	$20	$366,169	$(6,245)	$359,924

The accompanying notes are an integral part of these consolidated carve-out financial statements.

TANKSHIPS INVESTMENT HOLDINGS INC.

Consolidated Carve-Out Statements of Cash Flows

For the years ended December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31, 2012	Year Ended December 31, 2013
Cash Flows from Operating Activities:
Net income / (loss)	$(6,631)	$4,338
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Amortization of deferred financing costs	686	1,722
Depreciation	15,092	24,059
Change in fair value of derivatives	3,357	(2,368)
Other non- cash items	4,402	4,438
Changes in operating assets and liabilities:
Trade accounts receivable	(4,552)	(9,847)
Due from/to related parties	(7,934)	(439)
Other current assets	(6,767)	(532)
Accounts payable and other current liabilities	3,179	2,020
Accrued liabilities	6,204	(4,296)
Other non-current assets	(3,020)	70
Other non-current liabilities	—	298

Net Cash provided by Operating Activities	4,016	19,463

Cash Flows from Investing Activities:
Advances for vessel acquisitions under construction	(25,845)	—
Vessel acquisitions and improvements	(112,905)	(115,552)
(Increase)/decrease in restricted cash	(7,548)	20

Net Cash Used in Investing Activities	(146,298)	(115,532)

Cash Flows from Financing Activities:
Proceeds from long-term debt and sellers credit	109,038	113,356
Movement in invested equity	52,529	3,921
Principal payments and repayments of long-term debt	(14,101)	(21,863)
Payment of financing costs	(1,903)	(130)

Net Cash Provided by Financing Activities	145,563	95,284

Net increase/(decrease) in cash and cash equivalents	3,281	(785)
Cash and cash equivalents at beginning of year	895	4,176

Cash and cash equivalents at end of year	$4,176	$3,391

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$4,681	$8,494

The accompanying notes are an integral part of these consolidated carve-out financial statements.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated carve-out financial statements include the accounts of Tankships Investment Holdings Inc., formerly Olympian Asclepius Holding Inc. (“Olympian Asclepius”), and its wholly owned subsidiaries, collectively, the Company or Tankships Inc. Olympian Asclepius was formed on November 15, 2010, under the laws of the Republic of the Marshall Islands by DryShips Inc., or DryShips or Parent, and changed its corporate name to Tankships Investment Holdings Inc., on December 8, 2014. Tankships Inc. is a provider of international seaborne, tanker transportation services. DryShips is a provider of international seaborne drycargo and oil transportation services and deepwater drilling services. The accompanying consolidated carve-out financial statements have been prepared on a “carve-out” basis from the accounting records of the Parent using historical results of operations, assets and liabilities attributable to the Company, including allocation of expenses from the Parent.

Charterers individually accounting for more than 10% of the Company’s voyage revenues during the year ended December 31, 2012 were as follows:

	Year Ended December 31,
	2012	2013
Charterer A	29%	—
Charterer B	37%	—

For the year ended December 31, 2013, no charterer accounted for more than 10% of the Company’s voyage revenues.

The loss of any of these significant customers could have a material adverse effect on the Company’s results of operations if they were not replaced by other customers.

2. Significant Accounting policies:

(a) Principles of Consolidation: The accompanying consolidated carve-out financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or the US GAAP, and include the accounts and operating results of Tankships Investment Holdings Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation. The accompanying consolidated carve-out financial statements have been prepared on a “carve-out” basis from the accounting records of the Parent using historical results of operations, assets and liabilities attributable to the Company, including the allocation of expenses from the Parent. Management believes the allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the periods presented. The actual basis of allocation for each item is described below.

General and administrative expenses: In the preparation of these consolidated carve-out financial statements, certain general and administrative expenses relating to the Company were not identifiable. General and administrative expenses, consisting primarily of salaries and other employee related costs, share based payments, office rent, legal and professional fees and travel expenses were allocated based on the Company’s proportionate share of DryShips’ total ship-ownership days for each of the periods presented. Management believes these allocations reasonably present the financial position and results of operations of the Company. For the years ended December 31, 2012 and 2013, total expenses allocated by the Parent amounted to $4,402 and $4,438, respectively.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – continued:

Since DryShips uses a centralized cash management system, whereby cash generated at a subsidiary level is swept into a centralized treasury function at DryShips, intercompany payables and receivables outstanding for the periods presented have been deemed to have been treated as equity by the Company, and are recognized, within the stockholders equity in the consolidated carve-out financial statements.

The Company’s consolidated carve-out balance sheets, statements of operations and cash flows may not be indicative of the results that would have been realized had the Company operated as an independent stand-alone entity for the periods presented. Had the Company operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

(b) Use of Estimates: The preparation of consolidated carve-out financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated carve-out financial statements and the reported amounts of revenues, provision for demurrage revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Commitments and Contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(d) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e) Restricted Cash: Restricted cash includes funds deposited in retention accounts for the payment of loan installments and minimum liquidity requirements under the loan facilities.

(f) Trade Accounts Receivable: The amount shown as trade accounts receivable, at each balance sheet date, includes receivables from customers for hire of vessels, freight and demurrage billings, net of allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables. No allowance for doubtful receivables has been recognized as at December 31, 2012 and 2013.

(g) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and forward freight contracts). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

(h) Advances for vessels under construction and related costs: This represents amounts expended by the Company in accordance with the terms of the construction contracts for vessels as well as other expenses incurred directly or under a management agreement with a related party in connection with on sight supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of vessels under construction, or

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – continued:

the newbuildings represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts, capitalized interest, commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

(i) Capitalized interest: Interest expense is capitalized during the construction period of vessels based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate, or the capitalization rate, to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31, 2012 and 2013, amounted to $1,451 and $139, respectively (Note 13).

(j) Insurance claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets, and for insured crew medical expenses under “Other current assets”. Insurance claims are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages, loss due to the vessel being wholly or partially deprived of income as a consequence of damage to the unit or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

(k) Inventories: Inventories consist of consumable bunkers (if any), lubricants and victualling stores, which are stated at the lower of cost or market value and are recorded under “Other current assets”. Cost is determined by the first in, first out method.

(l) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international shipping markets, and therefore, primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in “Other, net” in the accompanying consolidated carve-out statements of operations.

(m) Fixed Assets, Net: Tanker carrier vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. In general, management estimates the useful life of

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – continued:

the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(n) Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount and the fair value of the asset. The Company evaluates the carrying amounts of its vessels by obtaining vessel appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’, future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present the Company, determines undiscounted projected net operating cash flows for each vessel and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned dry docking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, in accordance with the Company’s vessels’ depreciation policy. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.

The Company’s analysis for the year ended December 31, 2013 and 2012, which also involved sensitivity tests on the time charter rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated no impairment on any of its vessels. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company’s revenue and profitability and future assessments of vessel impairment. As a result of the impairment review, the Company determined that the carrying amounts of its assets were recoverable and, therefore, concluded that no impairment loss was necessary for 2011, 2012 and 2013.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – continued:

(o) Dry-docking Costs: The Company follows the direct expense method of accounting for dry docking costs whereby costs are expensed in the period incurred for the vessels.

(p) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company’s long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other non-current assets. Amortization of deferred financing costs for each of the years ended December 31, 2012 and 2013, amounted to $686 and $1,722, respectively (Note 13).

(q) Revenue and Related Expenses:

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material.

Voyage charters: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period.

Vessel operating and voyage expenses: Vessel operating expenses primarily including crew, maintenance and insurance are paid by the Company. Under voyage charter arrangements, voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter are paid by the Company, except for commissions, which are either paid for by the Company or are deducted from the freight revenue. All voyage and vessel operating expenses are expensed as incurred.

(r) Financial Instruments: The Company designates its derivatives based upon guidance on ASC 815, “Derivatives and Hedging” which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts and, for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

(s) Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines and provides guidance as to the measurement of fair value.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – continued:

ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

(t) Income Taxes: Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the Company is not subject to tax on international shipping income; however, it is subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated carve-out statements of operations. The Company anticipates its income will continue to be exempt from taxation in the future, including U.S. federal income tax. However, in the future, the Company may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to U.S. federal income tax on any future U.S. source shipping income.

(u) Segment reporting: The Company has determined that it operates under one reportable segment, relating to its operations of the tanker vessels. The Company reports financial information and evaluates the operations of the segment by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(v) Recent accounting pronouncements:

Revenue from Contracts with Customers: The Financial Accounting Standards Board, or the FASB, and the International Accounting Standards Board, or IASB, or collectively the Boards, jointly issued a standard in May 2014 that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards , or the IFRS, and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The guidance in Accounting Standard Update , or the ASU, 2014-09 Revenue from Contracts with Customers (Topic 606) supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. Management is in the process of accessing the impact of the new standard on the Company’s financial position and performance.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – continued:

Going Concern: In August 2014, the FASB issued the ASU No. 2014-15 – Presentation of Financial Statements – Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period, based on the relevant conditions and events that are known at the date of the financial statements are issued, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016 and for annual periods and interim periods thereafter. Early application is permitted. Management is in the process of accessing the impact of the new standard.

3. Going Concern

At December 31, 2013 the Company was not in compliance with a financial covenant contained in DryShips’ guarantee under certain of its debt agreements with an outstanding balance of $219,884. During 2014, the Company entered into supplemental agreements to these debt agreements to obtain waivers for such financial covenant until December 31, 2014. As of December 31, 2013, DryShips, acting as a guarantor in the Company’s loan agreements, was in breach of certain financial covenants, contained in its loan agreements. Even though as of the date of approval of the consolidated carve-out financial statements, none of the lenders have declared an event of default under the loan agreements, these breaches constitute potential events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements in which DryShips acts as guarantor, the Company has classified the respective bank loans amounting to $303,978 as current liabilities (Note 9) and, consequently, the Company reports a working capital deficit of $242,382 at December 31, 2013.

DryShips is currently in negotiations with its lenders to obtain waivers, waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that DryShips and the Company pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations, from financing activities and cash injections from DryShips.

The consolidated carve-out financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated carve- out financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of the debt discussed in Note 9.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated carve-out balance sheets and consolidated carve-out statements of operations are as follows:

	December 31,
	2012	2013
Due from related party – DryShips	$8,020	$8,004
Due from related party – TMS Tankers	8,388	9,965
Due from related party – Sigma and Blue Fin pool	943	—

Due from related parties – Total	$17,351	$17,969

Due to related party – Cardiff Tankers	$(2)	$(181)

Due to a related party – Total	$(2)	$(181)

Advances for vessels under construction and acquisitions – TMS Tankers, for the year	$1,372	$—
Vessels’, net – TMS Tankers	2,316	1,862
Trade accounts receivable – Sigma Pool	818	386
Other current assets – Sigma and Blue Fin pool	2,658	—
Other non-current assets – Sigma and Blue Fin pool	$275	$—

	Year Ended December 31,
	2012	2013
Statement of Operations
Voyage revenues – Sigma and Blue Fin pool	27,306	—
Voyage expenses – TMS Tankers	(507)	(1,483)
Voyage expenses – Cardiff Tankers	(166)	(1,423)
General and administrative expenses:
General and administrative expenses – DryShips	(4,402)	(4,438)
Management fees – TMS Tankers	(5,151)	(8,362)
Gain on derivative instruments – DryShips	13,934	31,362

(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

TMS Tankers Ltd.:

The Company’s ship-owning subsidiaries have entered into management agreements with TMS Tankers Ltd. or TMS Tankers or the Manager. TMS Tankers is beneficially owned by DryShips’ Chairman, President and Chief Executive Officer, Mr. George Economou. TMS Tankers provides to the Company’s tanker vessels comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers’ commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a construction supervisory fee of 10% of the budgeted supervision cost for the vessels under construction, payable up front in lieu of the fixed management fee.

Once the vessel is operating, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,344 based on the Euro/U.S. Dollar exchange rate at December 31, 2013), payable in equal monthly installments in advance and may automatically be adjusted each year or the previous year depending on the

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties – continued:

Greek Consumer Price Index by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($ 2,415 based on the Euro/U.S. Dollar exchange rate at December 31, 2013).

Under their respective agreements, the Manager is also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Manager and, (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by the Manager.

In the event that the management agreements are terminated for any reason other than a default by the Manager, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of the Company’s ownership the Company will be required to pay the Manager a termination payment, unless the Company obtains a waiver, representing an amount equal to the estimated remaining fees payable to the Manager under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

Each management agreement with our Manager has an initial term of five years and will be automatically renewed for a five year period and, thereafter, extended in five year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

The management fee is recognized in the accompanying consolidated carve-out statements of operations, on the basis of the average U.S. Dollar rate for the years ended December 31, 2012 and 2013.

Cardiff Tankers Inc.:

Under certain charter agreements for the Company’s tankers, Cardiff Tankers Inc., or Cardiff Tankers, a company incorporated in the Republic of the Marshall Islands and controlled by DryShips’ Chairman, President and Chief Executive Officer, Mr. George Economou, provides brokerage services. In this respect Cardiff Tankers is entitled to a 1.25% commission on the revenues earned from charter hire agreements.

DryShips Inc.:

During 2012, the Company entered into 39 forward freight agreements with a wholly owned subsidiary of DryShips, under which a gain of $13,934 was resulted and is included in the gain/(loss) on derivative instruments in the accompanying consolidated carve-out statements of operations. During 2013, the Company entered into 92 forward freight agreements with a wholly owned subsidiary of DryShips, under which a gain of $31,362 is resulted and is included in the gain/loss on derivative instruments in the accompanying consolidated carve-out statements of operations (Note 10).

Sigma Tankers Inc. pool and Blue Fin Tankers Inc. pool:

Three of the Suezmax tankers, Vilamoura, Petalidi and Lipari, operated in the Blue Fin Tankers pool, or Blue Fin, until the termination of the pooling agreements with Blue Fin relating to such vessels in October 2012, November 2012 and March 2013, respectively. The Aframax tankers Saga, Daytona, and Belmar and Calida, operated in the Sigma Tanker pool, or Sigma, until the termination of the pooling agreements with Sigma relating to such vessels in April 2012, October 2012, January 2013 and October 2013, respectively.

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties – continued:

Sigma and Blue Fin are spot market pools managed by Heidmar Inc. DryShips’ Chairman, President and Chief Executive Officer., Mr. George Economou, is a member of the Board of Directors of Heidmar Inc.

5. Other Current Assets

The amount of other current assets shown in the accompanying consolidated carve-out balance sheets is analyzed as follows:

	December 31,
	2012	2013
Inventories	$7,288	$10,965
Prepayments and advances	1,407	1,123
Insurance claims	20	23
Other receivables	2,658	—
Deferred financing costs	206	—
Security deposits for derivatives	550	550

	$12,129	$12,661

As of December 31, 2012 and 2013, security deposits of $550 for the tankers Saga and Vilamoura, were recorded as “Other current assets” in the accompanying consolidated carve-out balance sheets due to market loss in the swap agreements.

6. Advances for Vessels under Construction and Related Costs:

The amount shown in the accompanying consolidated carve-out balance sheet at December 31, 2012, include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2012 and 2013, the advances for vessels under construction and acquisitions are set forth below:

	December 31,
	2012	2013
Balance at beginning of year	$93,521	$84,316
Advances for vessels under construction and related costs	196,979	115,552
Vessels delivered	(206,184)	(199,868)

Balance at end of year	$84,316	$—

7. Vessels, net:

On November 22, 2010, DryShips placed an order for ten tanker vessels (six Aframax and four Suezmax), with an established Korean shipyard, for a total consideration of $631,500. On January 18, 2011, March 23, 2011, April 29, 2011, and October 7, 2011, the Company took delivery of its newbuilding tankers

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, net – continued:

Saga, Vilamoura, Daytona and Belmar, respectively. On January 3, 2012, April 25, 2012 and May 31, 2012, the Company took delivery of its newbuilding tankers Calida, Lipari and Petalidi, respectively. On January 8, 2013, January 15, 2013 and January 31, 2013, the Company took delivery of its newbuilding tankers Alicante, Mareta and Bordeira.

The amounts in the accompanying consolidated carve-out balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	$254,416	$(6,213)	$248,203
Additions/transfers from vessels under construction	206,184	—	206,184
Depreciation	—	(15,092)	(15,092)

Balance, December 31, 2012	$460,600	$(21,305)	$439,295
Additions/transfers from vessels under construction	199,868	—	199,868
Depreciation	—	(24,059)	(24,059)

Balance, December 31, 2013	$660,468	$(45,364)	$615,104

As of December 31, 2013, all of the Company’s vessels have been pledged as collateral to secure the bank loans (Note 9).

8. Other Non-Current Assets:

The amount included in the accompanying consolidated carve-out balance sheets is analyzed as follows:

	December 31,
	2012	2013
Deferred financing costs	$4,546	—
Other	275	—

	4,821	—

9. Long-Term Debt:

The amount of long-term debt shown in the accompanying consolidated carve-out balance sheets is analyzed as follows:

	December 31, 2012	December 31, 2013
Term bank loans	$224,985	$303,978
Less: Deferred finance fees	(2,854)	(6,013)

Total debt	222,131	297,965
Less: Current portion	(222,131)	(297,965)

Long-term portion	$—	$—

On February 7, 2011, the Company entered into a $70,000 term loan facility to partially finance the acquisition cost of the newbuilding tankers Saga and Vilamoura. The loan bears interest at LIBOR plus a

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-Term Debt – continued:

margin, and is repayable in twenty quarterly installments plus a balloon payment through February 2016. As of December 31, 2012, the Company has drawn down the full amount available under this facility.

On April 20, 2011, the Company entered into a $32,313 secured term loan facility to partially finance the acquisition cost of the newbuilding tanker Daytona. The loan bears interest at LIBOR plus a margin, and is repayable in twenty four quarterly installments plus a balloon payment through April 2017. As of December 31, 2012, the Company has drawn down the full amount available under this facility.

On October 26, 2011, the Company entered into a $141,350 syndicated secured term loan facility to partially finance the construction costs of the tankers Belmar, Calida, Lipari and Petalidi. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight quarterly installments plus a balloon payment through October 2018, January 2019, April 2019 and May 2019. As of December 31, 2012, the Company has drawn down the full amount available under this facility.

On October 24, 2012, the Company entered into a secured credit facility of up to $107,669 to partially finance the construction costs relating to the newbuilding tankers Alicante, Mareta and Bordeira which were delivered during January 2013. The facility bears interest at LIBOR plus a margin and is repayable in twelve semi-annual installments plus a balloon payment through January 2019 or January 2025 at the lenders options. As of December 31, 2013, the Company has drawn down the full amount available under this facility, amounting to $100,856.

During 2014, the Company entered into supplemental agreements under certain of its debt agreements with an outstanding balance of $219,884 at December 31, 2013, to obtain waivers of a certain financial covenant until December 31, 2014.

The aggregate available undrawn amounts under the Company’s facilities at December 31, 2012 and 2013, were $ 107,669 and $0, respectively. The weighted-average interest rates on the above outstanding loans for the year ended December 31, 2012 and 2013, were 3.3% and 3.5%, respectively.

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, DryShips’ guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank’s prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company’s business. The loans also contain certain financial covenants relating to the Company’s and DryShips’ financial position, operating performance and liquidity and impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit the Company’s subsidiaries’ ability to, among other things, without the relevant lenders’ prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, (vi) undergo a change in ownership or control and (vii) distribute dividends subject to certain conditions.

At December 31, 2013 the Company was not in compliance with a financial covenant contained in DryShips’ guarantee under certain of its debt agreements with an outstanding balance of $219,884. During 2014, the Company entered into supplemental agreements to these debt agreements to obtain waivers for such financial covenant until December 31, 2014. As of December 31, 2013, DryShips, acting as a guarantor in the Company’s loan agreements, was in breach of certain financial covenants, contained in its loan agreements. Even though as of the date of approval of the consolidated carve-out financial statements, none of the lenders have declared an event of default under the loan agreements, these breaches constitute potential events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements in

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-Term Debt – continued:

which DryShips acts as guarantor, the Company has classified the respective bank loans amounting to $303,978 as current liabilities and, consequently, the Company reports a working capital deficit of $242,382 at December 31, 2013.

In terms of the loan agreements, the Company is required to hold bank deposits which are used to fund the loan installments coming due. These funds can only be used for the purposes of loan repayments and are shown as “Restricted cash” under current assets that at December 31, 2012 and 2013, amounted to $2,081 and $2,061, respectively, in the accompanying consolidated balance sheets. Restricted cash also includes additional minimum cash deposits amounted to $15,000 and $15,000, at December 31, 2012 and 2013, respectively, required to be maintained with certain banks under the Company’s borrowing arrangements, and were classified as current due to the non-compliance and of the cross default provisions contained in all bank loan agreements in which DryShips acts as guarantor.

Total interest incurred on long-term debt and amortization of deferred financing costs, including capitalized interest, for the years ended December 31, 2012 and 2013, amounted to $ 6,911 and $11,200, respectively. These amounts net of capitalized interest are included in “Interest and finance costs” in the accompanying consolidated carve-out statements of operations.

The annual principal payments required to be made after December 31, 2013, including balloon payments, totaling $303,978 due through December 2014, are as follows:

2014	$303,978

Total principal payments	303,978
Less: Financing fees	(6,013)

Total debt	$297,965

On March 15, 2013, the Company reached an agreement with a far eastern shipyard for a $12,500 sellers credit to the Company. This credit is repayable to the yard in one bullet repayment two years after date of drawdown and it bears interest at LIBOR plus 300 basis points per annum and is included in “Other non-current liabilities”. The Company agreed to provide a pledge of 1,602,500 shares in Ocean Rig UDW Inc. that DryShips owns, which pledge will be automatically released upon repayment of the credit.

10. Financial Instruments and Fair Value Measurements:

ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated carve-out balance sheets.

Balances as of December 31, 2012 and 2013, are as follows:

	December 31, 2012			December 31, 2013
	Interest Rate Swaps	Forward Freight Agreements	Total	Interest Rate Swaps	Forward Freight Agreements	Total
Current assets	$61	—	$61	$1,224	—	$1,224
Current liabilities	(3,418)	—	(3,418)	(2,213)	—	(2,213)

	$(3,357)	—	$(3,357)	$(989)	—	$(989)

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements – continued:

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. From time to time, the Company trades in the Forward Freight Agreement (FFA) market in order to manage risks associated with fluctuations in charter rates. FFA trading generally has not qualified as hedge accounting, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results on a period to period basis. All of the Company’s derivative transactions are entered into for risk management purposes.

During 2012, the Company had entered into 39 FFAs with a wholly owned subsidiary of DryShips, under which a gain of $ 13,934 resulted and is reflected under “Gain on derivative instruments” in the accompanying consolidated carve-out statement of operations. During 2013, the Company entered into 92 FFAs with a wholly owned subsidiary of DryShips, under which a gain of $31,362 resulted and reflected under “Gain in derivative instrument” in the accompanying consolidated carve-out statement of operations. As of December 31, 2012, and 2013, the Company had an outstanding balance of $8,020 and $8,004, respectively, which are included under “Due from related parties” in the accompanying carve-out balance sheets.

During 2012, the Company entered into nine interest rate swaps with notional amount of $297 million maturing from February 2016 to July 2017. During 2013, the Company entered into nine interest rate swaps with notional amount of $284 million maturing from February 2016 to July 2017. As of December 31, 2012 and 2013, security deposits of $550 for the tankers Saga and Vilamoura were recorded as “Other current assets” in the accompanying consolidated carve-out balance sheets due to the market loss in the respective swap agreements.

The change in the fair value of interest rate swaps which do not qualify for hedge accounting for the year ended December 31, 2013, amounted to a gain of $2,368 and is reflected under “Gain on derivative instruments” in the accompanying consolidated carve-out statement of operations.

Fair Values of Derivative Instruments in the Statement of Financial Position:

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2012 Fair value	December 31, 2013 Fair value	Balance Sheet Location	December 31, 2012 Fair value	December 31, 2013 Fair value
Interest rate swaps	Financial instruments current assets	$61	$1,224	Financial instruments-current liabilities	$(3,418)	$(2,213)
Forward Freight Agreement	Financial instruments current assets	—	—	Financial instruments- liabilities	—	—

Total derivatives not designated as hedging instruments		$61	$1,224		$(3,418)	$(2,213)

Total derivatives		$61	$1,224	Total derivatives	$(3,418)	$(2,213)

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements – continued:

The effects of the derivative instruments in the consolidated carve-out statements of operations are as follows:

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year ended December 31
		2012	2013
Interest rate swaps	Gain/(loss) on derivative instruments	$(3,870)	$983
Forward freight agreements	Gain on derivative instruments	13,934	31,362

Total		$10,064	$32,345

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated carve-out balance sheets. As of December 31, 2012 and 2013, the outstanding net liability amounted to $3,357 and $989, respectively.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable and other current liabilities reported in the consolidated carve-out balance sheets approximate their respective fair values because of the short term nature of these accounts. The carrying value of the term bank loans and other non-current liabilities bearing interest at variable interest rates approximates the fair market value. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data. The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets)/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps – asset position	$61	$—	$61	$—
Interest rate swaps – liability position	$(3,418)	$—	$(3,418)	$—

Total	$(3,357)	$—	$(3,357)	$—

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements – continued:

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps – asset position	$1,224	$—	$1,224	$—
Interest rate swaps – liability position	$(2,213)	$—	$(2,213)	$—

Total	$(989)	$—	$(989)	$—

11. Additional Paid-in Capital:

The amounts shown in the accompanying consolidated carve-out balance sheets as of December 31, 2012 and 2013, as additional paid-in capital, represent payments made by DryShips at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital. Furthermore, as discussed above, since DryShips uses a centralized cash management system, whereby cash generated at a subsidiary level is swept into a centralized treasury function at DryShips intercompany payables and receivables outstanding for the periods presented have been deemed to have been treated as equity by the Company and are recognized within stockholders’ equity in the consolidated carve-out financial statements.

12. Commitment and contingencies:

12.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated carve-out financial statements.

13. Interest and Finance Costs:

The amounts in the accompanying consolidated carve-out statements of operations are analyzed as follows:

	Year ended December 31, 2012	Year ended December 31, 2013
Interest incurred on long-term debt	$6,225	$9,478
Long-term debt commitment fees and bank charges	833	142
Amortization of deferred financing costs	686	1,722
Capitalized borrowing costs	(1,451)	(139)

Total	$6,293	$11,203

TANKSHIPS INVESTMENT HOLDINGS INC.

Notes to Consolidated Carve-Out Financial Statements

For the years ended December 31, 2012 and 2013

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Subsequent events:

14.1 On December 4, 2014, the Company entered into three Memoranda of Agreements, subject to certain conditions, with one entity related to Mr. George Economou, and with two entities each beneficially owned by a former wife of Mr. Economou, to acquire three additional crude oil tanker vessels, for a purchase price of $209,000 in the aggregate, of which, $115,700 will be paid in cash and the balance of $93,300 will be paid in shares of the Company.

Schedule I – Condensed Financial Information of Tankships Investment Holdings Inc. (Parent Company Only)

Balance Sheets

December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9	$8
Restricted cash	15,000	15,000

Total current assets	15,009	15,008

NON-CURRENT ASSETS:
Investments in subsidiaries*	332,222	344,917

Total non-current assets	332,222	344,917

Total assets	$347,231	$359,925

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4	$1

Total current liabilities	4	1

STOCKHOLDERS’ EQUITY:
Share capital not paid $20 par value, 500 shares authorized and issued at December 31, 2012 and 2013, respectively	—	—
Additional paid-in capital	357,810	366,169
Accumulated deficit	(10,583)	(6,245)

Total stockholders’ equity	347,227	359,924

Total liabilities and stockholders’ equity	$347,227	$359,925

*	Eliminated in consolidation

Schedule I – Condensed Financial Information of Tankships Investment Holdings Inc. (Parent Company Only)

Statements of Operations

For the years ended December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2012	2013
EXPENSES:
General and administrative expenses	$(31)	$(35)

Operating loss	(31)	(35)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1)	(1)
Interest income	3	1

Total other income, net	2	—

Equity in earnings/(loss) of subsidiaries*	(6,602)	4,373

Net income/(loss)	$(6,631)	$4,338

Income/(Loss) per share, basic and diluted	(13,262)	8,676
Weighted average number of shares, basic and diluted	500	500

*	Eliminated in consolidation

Schedule I – Condensed Financial Information of Tankships Investment Holdings Inc. (Parent Company Only)

Statements of Cash Flows

For the years ended December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars)

	2012	2013
Net Cash (Used in)/Provided by Operating Activities	2	(1)

Net Cash Used in Investing Activities	—	—

Net Cash Provided by Financing Activities	—	—

Net (decrease) / increase in cash and cash equivalents	2	(1)
Cash and cash equivalents at beginning of year	7	9

Cash and cash equivalents at end of year	9	8

Schedule I – Condensed Financial Information of Tankships Investment Holdings Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2011, 2012 and 2013, did not receive cash dividends from its subsidiaries.

The Parent Company is the guarantor of four credit facilities, under of which is required to maintain restricted cash of $15,000 as of December 31, 2013 and 2012.

At December 31, 2013, certain subsidiaries of the Parent Company were not in compliance with a financial covenant contained in DryShips’ guarantee under their debt agreements with an outstanding balance of $219,884. As a result of this non-compliance and the resulting classification of these loans under current liabilities, the Parent Company has classified its restricted cash related to these debt agreements, to which the Parent Company also acts as a guarantor, amounting to $15,000 as current at December 31, 2013 and 2012.

See Note 3 “Going concern” and Note 9 “Long-term Debt” to the consolidated carve-out financial statements as of and for the years ended December 31, 2012 and 2013 for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company’s consolidated financial statements.

Common Shares

Tankships Investment Holdings Inc.

PROSPECTUS

DNB Markets

                    , 2015

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

I. Article VIII of the Amended and Restated Bylaws of the Registrant provides as follows:

1.	Any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the BCA is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the BCA, as so amended. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section. Any repeal or modification of this Article VIII shall not adversely affect any rights to indemnification and to the advancement of expenses of a Director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

2.	The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

II. Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

(1)	Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)

Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)	When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)	Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)	Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7. Recent Sales of Unregistered Securities

We issued 500 of our common shares, constituting all of our issued and outstanding shares, to Olympian Heracles Holding Inc., a corporation wholly-owned by DryShips Inc. on December 15, 2010.

Item 8. Exhibits and Financial Statement Schedules

Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Articles of Incorporation of the Company

3.2*	Amended and Restated Bylaws of the Company

4.1*	Form of Common Share Certificate

5.1*	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the common shares

8.1*	Opinion of Seward & Kissel LLP with respect to certain U.S. tax matters

10.1*	Exchange Agreement

10.2*	Omnibus Agreement

10.3*	Technical Management Agreement

10.4*	New Credit Facility

14.1*	Code of Ethics

21.1*	List of Subsidiaries

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Seward & Kissel LLP (included in Exhibit 5.1 and Exhibit 8.1)

23.3*	Consent of Drewry

23.4*	Consent of Independent Director

24.1*	Powers of Attorney (included in the signature page hereto)

*	To be filed by amendment.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in             on the     day of                     , 2015.

TANKSHIPS INVESTMENT HOLDINGS INC.

By:
Name:
Title:

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary J. Wolfe and Edward Horton or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the              day of                      , 2015.

Signature	Title

Chief Executive Officer,
(Principal Executive Officer)

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Director

Director

Director

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of             , State of         , on                     , 2015.

By:
Name:
Title:	Authorized Representative in the United States